  As filed with the Securities and Exchange Commission on March 29, 2000
                                                      Registration No. 333-94801
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                --------------

                                GoAmerica, Inc.
             (Exact name of registrant as specified in its charter)

                                --------------

        Delaware                     4812                    22-3693371
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
    incorporation or          Classification Code
      organization)                 Number)

                             401 Hackensack Avenue,
                          Hackensack, New Jersey 07601
                                  201-996-1717
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                                Aaron Dobrinsky
                     President and Chief Executive Officer
                                GoAmerica, Inc.
                             401 Hackensack Avenue
                          Hackensack, New Jersey 07601
                                  201-996-1717
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------

                                   Copies to:
            David J. Sorin                          Scott M. Freeman
          Andrew P. Gilbert                         Sidley & Austin
   Buchanan Ingersoll Professional                  875 Third Avenue
             Corporation                        New York, New York 10022
        650 College Road East                        (212) 906-2000
     Princeton, New Jersey 08540
            (609) 987-6800

                                --------------

   Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities and it is not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 29, 2000

PROSPECTUS

                               10,000,000 Shares

                              [LOGO OF GoAmerica]

                                  Common Stock

                                  -----------

This is an initial public offering of shares of common stock of GoAmerica, Inc. We are selling the 10,000,000 shares of common stock offered under this prospectus.

There is currently no public market for our shares. We currently estimate that the initial public offering price will be between $14.00 and $16.00 per share. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "GOAM."

See "Risk Factors" beginning on page 6 to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public offering price............................................... $     $
Underwriting discount............................................... $     $
Proceeds, before expenses, to us.................................... $     $

                                  -----------

The underwriters may purchase up to an additional 1,500,000 shares of common stock from us at the initial public offering price less the underwriting discount to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New
York on     , 2000.

                                  -----------

Bear, Stearns & Co. Inc.

             Chase H&Q

                          U.S. Bancorp Piper Jaffray

                                                                  Wit SoundView

                                  -----------
                                 DLJdirect Inc.
                                  -----------

                   The date of this prospectus is      , 2000

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" beginning on page 6 and our financial statements and related notes.

                                GoAmerica, Inc.

Our Company

   We are a nationwide wireless Internet services provider. We enable our individual and business subscribers to access remotely the Internet, email and corporate intranets in real time through a wide variety of mobile computing and communications devices. Through our Wireless Internet Connectivity Center, we offer our subscribers comprehensive and flexible mobile data solutions for wireless Internet access by providing wireless network services, mobile devices, software and subscriber service and support. We have a limited operating history and have incurred operating losses since our inception. We expect to continue to incur increasing operating and net losses for at least the next several quarters.

   Our Go.Web technology and Wireless Internet Connectivity Center enable our subscribers to access a wide variety of Internet content, such as business and financial data, news, sports, travel, entertainment, personal contact and other information. Our subscribers can conduct ecommerce transactions, such as shopping, reservations and stock trading, to the extent permitted by their mobile device of choice. Our subscribers can also customize their personal Web site or "personal portal," www.mygoweb.com, to access their favorite Web sites quickly. In addition, we offer a variety of email solutions which allow our subscribers to access their email at their existing Internet and business email accounts as well as a GoAmerica email address.

   We provide our subscribers with flexible and reliable wireless Internet services across a number of wireless networks and mobile device platforms. To provide our subscribers with nationwide access, we have established strategic relationships with many leading wireless network carriers. Our subscribers are able to use our wireless Internet services with their choice of a wide variety of leading mobile devices, including Palm operating system-based computing devices, Research In Motion's interactive pagers, laptop computers, Microsoft Windows CE-based computers and wirelessly-enabled smart phones. We also have engineered our wireless Internet services to operate with new versions of many wireless devices. We seek to enhance our offerings with value-added services and additional functionality to expand our subscriber base and increase our recurring revenues.

Our Opportunity

   We believe that the growth of the Internet, email and mobile wireless communications has created a significant market opportunity for service providers capable of efficiently delivering wireless Internet and email services over wireless communication networks. While the wireless data services market is developing rapidly, widespread adoption of wireless data services has been hindered by a number of challenges, including limited wireless data service coverage areas, incompatible mobile devices and wireless networks, and slow wireless data transmission speeds. We believe that adoption of wireless data applications that serve specific industries, such as financial services, or enterprise solutions, such as sales force automation, have shown the greatest penetration to date. However, the rapid development of the Internet, with the resulting nearly unlimited access to content and to corporate intranets, has created the opportunity for rapid adoption of wireless devices for large scale applications, including messaging, email connectivity, personal information management (address and calendar) connectivity, and access to the Internet. As a result, we believe that a significant opportunity exists for wireless Internet service providers that are capable of offering individuals and businesses easy-to-use, cost-effective and reliable wireless data service.

                                  The Offering

 Common Stock offered by us.............. 10,000,000 shares
 Common Stock to be outstanding after
  this offering.......................... 47,136,760 shares
 Use of proceeds......................... We expect to use the net proceeds from this offering to expand sales
                                          and marketing initiatives, expand
                                          customer service and support systems
                                          and capabilities, build a redundant
                                          network operating center, acquire and
                                          implement new operational and
                                          financial systems, increase working
                                          capital and for possible future
                                          acquisitions.
 Proposed Nasdaq National Market symbol.. GOAM

   The number of shares of common stock to be outstanding after this offering include 13,222,760 shares of common stock to be issued upon automatic conversion of all outstanding shares of our preferred stock upon completion of this offering. The shares of common stock to be outstanding after this offering exclude:

  . 10,716,000 shares of common stock authorized for issuance under our stock option plans and employee stock purchase plan, of which 2,440,008 shares were subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $0.92; and

  . 1,276,800 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 1999 at a weighted average exercise price of $1.17.

                                ----------------

   Except as otherwise noted, the information in this prospectus reflects a 2,000-for-one split of our outstanding shares of common stock on May 28, 1998 and an eight-for-one split of our outstanding shares of common stock on February 25, 2000 and assumes (1) the conversion of all outstanding shares of preferred stock into shares of common stock prior to the closing of this offering and (2) no exercise of the underwriters' overallotment option.

   GoAmerica Communications Corp. was incorporated in Delaware in 1996. In December 1999, GoAmerica, Inc. was incorporated in Delaware and each of the security holders of GoAmerica Communications Corp. exchanged all their outstanding securities for newly issued securities of GoAmerica, Inc. with equivalent rights and preferences. As a result, GoAmerica Communications Corp. became a wholly-owned subsidiary of GoAmerica, Inc. See "Description of Capital Stock." Our principal offices are located at 401 Hackensack Avenue, Hackensack, New Jersey 07601, and our telephone number is (201) 996-1717.

   We maintain a Web site at http://www.goamerica.net. The information contained at our Web site is not incorporated into and does not constitute part of this prospectus, and the only information that you should rely on in making your decision whether to invest in our common stock is the information contained in this prospectus.

                             SUMMARY FINANCIAL DATA

   The following summary statement of operations data for the period from August 6, 1996, our date of inception, to December 31, 1996 and for the years ended December 31, 1997, 1998 and 1999 are derived from our audited financial statements. The pro forma statement of operations data presented below give effect to the conversion of all of our Series A Preferred Stock into an aggregate of 8,038,304 shares of common stock upon the closing of this offering, as if such conversion had occurred at the dates of issuance. The pro forma balance sheet data reflects the conversion of our Series A Preferred Stock described above and the issuance and sale of 648,057 shares of our Series B Preferred Stock after December 31, 1999 for total net proceeds of approximately $25.2 million; the issuance of 226,816 shares of common stock in connection with the Series B Preferred Stock financing; and the conversion of all of our Series B Preferred Stock into an aggregate of 5,184,456 shares of common stock. The pro forma as adjusted balance sheet data further reflects the sale of the 10,000,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $15.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us. You should read the selected financial data together with our financial statements and the sections of this prospectus entitled "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                        Period from
                                         August 6,
                                       1996 (date of       Years Ended
                                       inception) to       December 31,
                                       December 31,  --------------------------
                                           1996       1997     1998      1999
                                       ------------- -------  -------  --------
                                       (in thousands, except per share data)
Statement of Operations Data:
Revenue:
  Subscriber.........................     $  --      $   115  $   360  $  1,183
  Equipment..........................        --           33      449     1,341
  Other..............................        --           25       18       207
                                          ------     -------  -------  --------
Total revenue........................        --          173      827     2,731
Costs and expenses:
  Cost of subscriber revenue.........        --           88      304     4,051
  Cost of equipment revenue..........        --           15      532     1,648
  Sales and marketing................         43         243      909     3,283
  General and administrative.........        175         841    1,549     4,810
  Depreciation and amortization......          3          32      124       275
  Settlement costs...................        --          --       --        297
  Interest income....................        --          --       (14)     (165)
                                          ------     -------  -------  --------
Net loss.............................     $ (221)    $(1,046) $(2,577) $(11,468)
Beneficial conversion feature and
 accretion of redemption value of
 mandatorily redeemable convertible
 preferred stock.....................        --          --       --    (10,464)
                                          ------     -------  -------  --------
Net loss applicable to common
 stockholders........................     $ (221)    $(1,046) $(2,577) $(21,932)
                                          ======     =======  =======  ========
Basic net loss per share applicable
 to common stockholders..............     $(0.02)    $ (0.07) $ (0.14)   $(1.02)
Diluted net loss per share applicable
 to common stockholders..............     $(0.02)    $ (0.06) $ (0.14)   $(1.00)
                                          ======     =======  =======  ========
Weighted average shares used in
 computation of basic net loss per
 share applicable to common
 stockholders........................     13,947      16,083   18,391    21,590
Weighted average shares used in
 computation of diluted net loss per
 share applicable to common
 stockholders........................     14,382      16,518   18,826    22,025
Pro forma basic net loss per share...                                  $  (0.45)
Pro forma diluted net loss per
 share...............................                                  $  (0.45)
                                                                       ========


Weighted average shares used in
 computation of pro forma basic net
 loss per share......................                                    25,258
Weighted average shares used in
 computation of pro forma diluted net
 loss per share......................                                    25,693

                                                   As of December 31, 1999
                                                -------------------------------
                                                                   Pro Forma As
                                                Actual   Pro Forma   Adjusted
                                                -------  --------- ------------
                                                        (in thousands)
Balance Sheet Data:
  Cash and cash equivalents.................... $ 6,344   $31,534    $169,684
  Working capital..............................   2,426    27,616     165,766
  Total assets.................................   9,757    34,947     173,097
  Series A redeemable convertible preferred
   stock.......................................  20,755       --          --
  Series B redeemable convertible preferred
   stock.......................................     --        --          --
  Stockholders' equity (deficit)............... (16,658)   29,287     167,437

                                       Period from
                                        August 6,
                                      1996 (date of
                                      inception) to Years Ended December 31,
                                      December 31,  --------------------------
                                          1996       1997     1998      1999
                                      ------------- ----------------  --------
                                                  (in thousands)
Other Financial Data:
  Cash provided by (used in):
    Operating activities.............    $ (338)    $ (803) $ (2,215) $ (6,745)
    Investing activities.............       (74)      (180)     (498)     (643)
    Financing activities.............     1,000        415     4,654    11,771

                              Recent Developments

   On January 17, 2000, we executed a binding stock purchase agreement with Dell USA L.P., Impact Venture Partners, L.P., Carousel Capital Partners, L.P. and Forstmann Little & Co. Equity Partnership-VI, L.P. On January 28, 2000, we completed this transaction and issued and sold an aggregate of 648,057 shares of Series B Preferred Stock and issued 226,816 shares of common stock for net proceeds of approximately $25.2 million. Each share of Series B Preferred Stock will convert into eight shares of common stock upon completion of this offering, or an aggregate of 5,184,456 shares.

   In connection with the issuance and sale of the Series B Preferred Stock in January 2000, assuming an initial public offering price of $15.00 per share, we would expect to incur a non-cash, non-recurring charge to net loss applicable to common stockholders in the amount of approximately $22 million in the first quarter of 2000.

                                 RISK FACTORS

   Investing in our common stock involves a high degree of risk. You should carefully consider the following risks together with the other information contained in this prospectus before deciding to buy our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results could be significantly and adversely affected. If that happens, the price of our common stock could decline, and you could lose all or part of your investment.

Risks Particular To GoAmerica

We have historically incurred losses and these losses will increase in the foreseeable future.

   We have never earned a profit. We had net losses of $1.0 million, $2.6 million and $11.5 million for the years ended December 31, 1997, 1998 and 1999, respectively. Since our inception, we have invested significant capital to build our wireless network operations and customer support centers as well as our customized billing system. Recently, we have invested additional capital in the development of our software application Go.Web. We plan to acquire and implement new operational and financial systems, continue to invest in our network operations and customer support centers, and expand our sales and marketing efforts. We also provide and expect to continue to provide mobile devices made by third parties to our customers at prices below our costs for such devices. In addition, our costs of subscriber revenue, consisting principally of our purchase of wireless airtime from network carriers, have historically exceeded our subscriber revenue and we expect such negative margins to continue until at least March 2000. Further, we have experienced and expect to continue to experience negative overall gross margins, which consist of margins on our subscriber revenues, equipment sales and other revenue. As a result, we have incurred operating losses since our inception and expect to continue to incur increasing operating losses for at least the next several quarters. Therefore, we will need to generate significant revenue to become profitable and sustain profitability on a quarterly or annual basis.

   We may not achieve or sustain our revenue or profit goals, and our ability to do so depends on the factors specified elsewhere in "Risk Factors" as well as on a number of factors outside of our control, including the extent to which:

  . our competitors announce and develop, or lower the prices of, competing services;

  . wireless network carriers, data providers and manufacturers of mobile devices dedicate resources to selling our services; and

  . prices for our services decrease as a result of reduced demand or competitive pressures.

   As a result, we may not be able to increase revenue or achieve profitability on a quarterly or annual basis.

We have only a limited operating history, which makes it difficult to evaluate an investment in our common stock.

   We have only a limited operating history on which you can evaluate our business, financial condition and operating results. We face a number of risks encountered by early stage technology companies that participate in new technology markets, including our ability to:

  . manage our dependence on wireless data services which have only limited market acceptance to date;

  . expand our marketing, sales, engineering and support organizations, as well as our distribution channels;

  . negotiate and maintain favorable usage rates with telecommunications carriers;

  .  retain and expand our subscriber base at profitable rates;

  . recoup our expenses associated with the wireless devices we resell to subscribers;

  . manage expanding operations, including our ability to expand our systems if our subscriber base grows substantially;

  .  attract and retain management and technical personnel; and

  . anticipate and respond to market competition and changes in technologies such as wireless data protocols and wireless devices.

   We may not be successful in addressing or mitigating these risks and uncertainties, and if we are not successful our business could be significantly and adversely affected.

To generate increased revenue we will have to increase substantially the number of our subscribers, which may be difficult to accomplish.

   We will have to increase substantially the number of our subscribers in order to achieve our business plan. In addition to increasing our subscriber base, we will have to limit our churn, or the number of subscribers who deactivate our service. Adding new subscribers will depend to a large extent on the success of our direct and indirect marketing campaigns, and there can be no assurance that they will be successful. Limiting our churn rate will require that we provide our subscribers with a favorable experience in using our wireless service. Our subscribers' experience may be unsatisfactory to the extent that our service malfunctions or our customer care efforts, including our Web site and 800 number customer service efforts, do not meet or exceed subscriber expectations. In addition, factors beyond our control, such as technological limitations of certain of the current generation of wireless devices, which may cause our subscribers' experience with our service to not meet their expectations, could increase our churn rate and adversely affect our revenues. Because a significant minority of our subscribers have low or no usage rates for our services, our churn rates could increase in the future.

We need to improve our systems to monitor our wireless airtime costs more effectively.

   We seek to reduce our wireless airtime costs by periodically matching our subscribers airtime usage needs to the most appropriate, lowest cost wireless carrier plans. It is possible for a small number of subscribers, if we do not assign them to the proper airtime pricing plan, to significantly increase our costs. The current systems that we use to monitor the airtime charges that we incur from our wireless carriers do not permit us to timely and effectively respond to changes in volume and geographic location of subscriber usage, which directly impact our costs of subscriber revenue. We currently use a manual system to track such costs and monitor wireless plan usage. We cannot assure you that we will be able to acquire or develop automated control systems or, if implemented, that our systems will be able to monitor all subscriber usage or improve our gross margins.

We have experienced and may continue to experience negative gross margins on our subscriber revenue.

   We intend to pass through to our subscribers all the airtime charges that we incur from our wireless carriers; however, we have not always been and will not always be able to pass through such charges because the pricing plans offered to us by our wireless carriers and to which we assign our subscribers may not allow us to always cover our subscriber costs. For example, many of our subscribers have contracted for our Go.Unlimited Plan, which provides for unlimited nationwide wireless Internet service for a fixed monthly fee. If we assign those subscribers to a carrier plan that charges us an increasing fee as subscriber usage increases, then as subscriber usage and our related airtime costs increase, our margins on subscriber revenues would decrease and may become negative. Our airtime costs also increase substantially when subscribers use our services outside of their pre-determined geographic area, which results in roaming charges to us by the carriers that we do not pass on to our subscribers. We do not have and may not be able to develop the automated systems necessary to monitor our subscribers' usage and roaming patterns and quickly switch our subscribers to a more appropriate, lower cost airtime plan. In addition, while we continually seek to negotiate better pricing of wireless airtime plans with our carriers, we cannot assure you that we will be successful in that regard.

We subsidize the mobile devices that we resell which results in negative gross margins on our equipment revenue.

   In order to facilitate the sale of our wireless Internet services, the sales prices of the mobile devices manufactured by third parties that we sell to our subscribers are generally below our costs for such devices. Additionally, we have also provided many of our resellers and marketing partners with complimentary mobile devices and GoAmerica service during a trial period in order to facilitate additional sales of our services. As a result, we have experienced, and expect to continue to experience, negative gross margins on the mobile devices that we resell.

We have limited resources and we may be unable to support effectively our anticipated growth in operations.

   We have begun aggressively expanding our operations in anticipation of an increase in the number of our subscribers. The number of our employees increased from 23 on December 31, 1998 to 49 on December 31, 1999. We intend to use a portion of the net proceeds of this offering to hire a significant number of additional employees. We also intend to use a portion of the net proceeds from this offering to acquire a state-of-the-art accounting and business process software package to replace our current manual systems which must be updated. Additionally, we must continue to develop and expand our systems and operations as the number of subscribers and the amount of information they wish to receive, as well as the number of services we offer, increases. This development and expansion has placed, and we expect it to continue to place, significant strain on our managerial, operational and financial resources. We may be unable to develop and expand our systems and operations for one or more of the following reasons:

  . we may not be able to locate or hire at reasonable compensation rates qualified engineers and other employees necessary to expand our capacity on a timely basis;

  . we may not be able to obtain the hardware necessary to expand the subscriber capacity of our systems on a timely basis;

  . we may not be able to expand our customer service, billing and other related support systems; and

  . we may not be able to obtain sufficient additional capacity from wireless carriers on a timely basis.

   If we cannot manage our growth effectively, our business and operating results will suffer. Additionally, any failure on our part to develop and maintain our wireless data services if we experience rapid growth could significantly adversely affect our reputation and brand name which could reduce demand for our services and adversely affect our business, financial condition and operating results.

Our business prospects depend in part on our ability to maintain and improve our services as well as to develop new services.

   We believe that our business prospects depend in part on our ability to maintain and improve our current services and to develop new services on a timely basis. Our services will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As a result of the complexities inherent in our service offerings, major new wireless data services and service enhancements require long development and testing periods. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services and service enhancements. Additionally, our new services and service enhancements may not achieve market acceptance.

If we do not respond effectively and on a timely basis to rapid technological change, our business could suffer.

   The wireless and data communications industries are characterized by rapidly changing technologies, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our services are integrated with wireless handheld devices and the computer systems of our corporate customers. Our services must also be compatible with the data networks of wireless carriers. We must respond to technological changes affecting both our customers and suppliers. We may not be successful in developing and marketing, on a timely and cost-effective basis, new services that respond to technological changes, evolving industry standards or changing customer requirements. Our success will depend, in part, on our ability to accomplish all the following in a timely and cost-effective manner:

  .  effectively use and integrate new technologies;

  .  continue to develop our technical expertise;

  .  enhance our wireless data, engineering and system design services;

  .  develop applications for new wireless networks and services;

  .  develop services that meet changing customer needs;

  .  advertise and market our services; and

  .  influence and respond to emerging industry standards and other changes.

We depend upon wireless carriers' networks. If we do not have continued access to sufficient capacity on reliable networks, our business will suffer.

   Our success partly depends on our ability to buy sufficient capacity on the networks of wireless carriers such as AT&T Wireless Services, American Mobile, Bell Atlantic Mobile and BellSouth Mobile Data and on the reliability and security of their systems. We depend on these companies to provide uninterrupted and "bug free" service and would be adversely affected if they failed to provide the required capacity or needed level of service. In addition, although we have some forward price protection in our existing agreements with certain carriers, we could be adversely affected if wireless carriers were to increase the prices of their services. Our existing agreements with the wireless carriers generally have one-to-three year terms. Some of these wireless carriers are, or could become, our competitors.

We depend on third parties for sales of our services which could result in variable and unpredictable revenues.

   We rely substantially on the efforts of others to sell many of our wireless data communications services. While we monitor the activities of our resellers, we cannot control how those who sell and market our service perform and we cannot be certain that their performance will be satisfactory. If the number of customers we obtain through these efforts is substantially lower than we expect for any reason, this would have an adverse effect on our business, operating results and financial condition.

Our goal of building the GoAmerica brand is likely to be difficult and expensive and our inability to do so could adversely affect our business.

   We believe that a quality brand identity will be essential if we are to increase our number of subscribers and our revenues. We intend to use a significant portion of the proceeds of the offering to increase substantially our marketing budget as part of our efforts to build the GoAmerica brand. Our sales and marketing expenses were approximately $909,000 and $3.3 million for the years ended December 31, 1998 and 1999, respectively. In 2000, we expect our sales and marketing expenses to substantially exceed our 2000 revenues. If our marketing efforts cost more than anticipated, if we cannot increase our brand awareness or if the GoAmerica brand is not well received by our existing and potential subscribers, our losses will increase and our business will be adversely affected.

We depend on our key management and on recruiting and retaining key personnel. The loss of our key employees could adversely affect our business.

   We are particularly dependent on Aaron Dobrinsky and Joseph Korb, our chairman, chief executive officer and president, and our executive vice president, respectively, for most of our strategic, managerial and marketing initiatives. The unexpected loss of such officers would likely have an adverse effect on our business. In addition, because of the technical nature of our services and the dynamic market in which we compete, our performance depends on attracting and retaining other key employees. Competition for qualified personnel in the wireless data, communications and software industries is intense and finding and retaining such qualified personnel with experience in such industries is even more difficult. We believe there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and it is becoming increasingly difficult to hire and retain these persons. Competitors and others may attempt to recruit our employees. A major part of our compensation to our key employees is in the form of stock option grants. A prolonged depression in our stock price could make it difficult for us to retain our employees and recruit additional qualified personnel. We currently maintain and are the beneficiary of key person life insurance policies on the lives of Aaron Dobrinsky and Joseph Korb. We do not maintain insurance policies for any of our other employees.

Wireless data systems failures could harm our business by injuring our reputation or lead to claims of liability for delayed, improper or unsecured transmission of data.

   A significant barrier to the growth of ecommerce and wireless data services has been the need for secure and reliable transmission of confidential information. Our existing wireless data services are dependent on real-time, continuous feeds from various sources. The ability of our subscribers to access data in real-time requires timely and uninterrupted connections with our wireless network carriers. Any significant disruption from our backup landline feeds could result in delays in our subscribers' ability to receive such information. In addition, our systems could be disrupted by unauthorized access, computer viruses and other accidental or intentional actions. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If a third party were able to misappropriate our subscribers' personal or proprietary information or credit card information, we could be subject to claims, litigation or other potential liabilities that could adversely impact our business. There can be no assurance that our systems will operate appropriately if we experience a hardware or software failure. A failure in our systems could cause delays in transmitting data, and as a result we may lose customers or face litigation that could adversely affect our business.

An interruption in the supply of products and services that we obtain from third parties could cause a decline in sales of our services.

   In designing, developing and supporting our wireless data services, we rely on wireless carriers, mobile device manufacturers, content providers and software providers. These suppliers may experience difficulty in supplying us products or services sufficient to meet our needs or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. Any significant interruption in the supply of any of these products or services could cause a decline in sales of our services, unless and until we are able to replace the functionality provided by these products and services. We also depend on third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

We may face increased competition which may negatively impact our prices for our services or cause us to lose business opportunities.

   The market for our services is expected to become increasingly competitive. The widespread adoption of industry standards in the wireless data communications market may make it easier for new market entrants and existing competitors to introduce services that compete against ours. We developed our solutions using standard industry development tools. Many of our agreements with wireless carriers, wireless handheld device manufacturers and data providers are non-exclusive. Our competitors may use the same products and services in competition with us. With time and capital, it would be possible for competitors to replicate our services and offer similar services at a lower price. We expect that we will compete primarily on the basis of the functionality, breadth, quality and price of our services. Our current and potential competitors include:

  . Emerging wireless Internet services providers, including OmniSky, Wireless Knowledge, a joint venture of Microsoft and Qualcomm, Incorporated, and Infospace.com which recently acquired Saraide.com and those, such as Aether Systems, Inc., focusing on specific industries such as on-line financial trading;

  . Wireless device manufacturers, such as 3Com, Motorola and Research in Motion;

  . Wireless network carriers, such as AT&T Wireless Services, Bell Atlantic Mobile, BellSouth Wireless Data, Sprint PCS and Nextel Communications, Inc.; and

  . Wireline internet service providers and portals, such as America Online and Yahoo!.

   Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can. In addition, we have established strategic relationships with many of our potential competitors. In the event such companies decide to compete directly with us, such relationships would likely be terminated, which might have an adverse effect on our business and reduce our market share or force us to lower prices to unprofitable levels.

We may not have adequately protected our intellectual property rights.

   Our success substantially depends on our ability to sell services for which we may not have intellectual property rights. We currently do not have patents on any of our intellectual property. We have filed for a patent on certain aspects of our Go.Web technology. We cannot assure you we will be successful in protecting our intellectual property through patent law. In addition, although we have applied for U.S. federal trademark protection, we do not have any U.S. federal trademark registrations for the marks "GoAmerica", "Go.Web", "Law on the Go" or certain of our other marks and we may not be able to obtain such registrations due to conflicting marks or otherwise. We rely primarily on trade secret laws, patent law, copyright law, unfair competition law and confidentiality agreements to protect our intellectual property. To the extent that our technology is not adequately protected by intellectual property law, other companies could develop and market similar products or services which could adversely affect our business.

We may be sued by third parties for infringement of their proprietary rights and we may incur defense costs and possibly royalty obligations or lose the right to use technology important to our business.

   The telecommunications and software industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of participants in our market increases, the possibility of an intellectual property claim against us could increase. Any intellectual property claims, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from administering our business. A third party asserting infringement claims against us or our customers with respect to our current or future products may adversely affect us by, for example, causing us to enter into costly royalty arrangements or forcing us to incur settlement or litigation costs. Please refer to "Business-- Intellectual Property Rights" for information relating to claims we have received.

We may be subject to liability for transmitting information, and our insurance coverage may be inadequate to protect us from this liability.

   We may be subject to claims relating to information transmitted over systems we develop or operate. These claims could take the form of lawsuits for defamation, negligence, copyright or trademark infringement or other actions based on the nature and content of the materials. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We may acquire or make investments in companies or technologies that could cause loss of value to our stockholders and disruption of our business.

   We intend to explore opportunities to acquire companies or technologies in the future. Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

  . failure to integrate the acquired assets and/or companies with our current business;

  .  the price we pay may exceed the value we eventually realize;

  . loss of share value to our existing stockholders as a result of issuing equity securities as part or all of the purchase price;

  . potential loss of key employees from either our current business or the acquired business;

  .  entering into markets in which we have little or no prior experience;

  .  diversion of management's attention from other business concerns;

  .  assumption of unanticipated liabilities related to the acquired assets;
     and

  . the business or technologies we acquire or in which we invest may have limited operating histories and may be subject to many of the same risks we are.

Our quarterly operating results are subject to significant fluctuations and, as a result, period-to-period comparisons of our results of operations are not necessarily meaningful.

   Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors. These factors include:

  .  the demand for and market acceptance of our services;

  . downward price adjustments by our competitors on services they offer that are similar to ours;

  .  changes in the mix of services sold by our competitors;

  . technical difficulties or network downtime affecting wireless communications generally;

  . the ability to meet any increased technological demands of our customers; and

  .  economic conditions specific to our industry.

   Therefore, our operating results for any particular quarter may differ materially from our expectations or those of security analysts and may not be indicative of future operating results. The failure to meet expectations may cause the price of our common stock to decline substantially.

We may need additional funds which, if available, could result in an increase in our interest expense or additional dilution to stockholders. If additional funds are needed and are not available, our business could be negatively impacted.

   We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to fund our operating needs for at least the next 24 months, including the expansion of our sales and marketing program. Thereafter, we may require additional financing. At this time, we do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. If our plans or assumptions change or are inaccurate, we may be required to seek additional capital sooner than anticipated. We may need to raise such capital through public or private debt or equity financing.

   If funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders will be reduced and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through a bank credit facility or the issuance of debt securities, the holder of such indebtedness would have rights senior to your rights and the terms of such indebtedness could impose restrictions on our operations. If we need to raise additional funds, we may not be able to do so on terms favorable to us, or at all. If we cannot raise adequate funds on acceptable terms, we may not be able to continue to fund our operations.

Risks Particular To Our Industry

The market for our services is new and highly uncertain.

   The market for wireless data services is still emerging and continued growth in demand for and acceptance of these services remains uncertain. Current barriers to market acceptance of these services include cost, reliability, functionality and ease of use. We cannot be certain that these barriers will be overcome. If the market for our services does not grow or grows slower than we currently anticipate, our business, financial condition and operating results could be adversely affected.

New laws and regulations that impact our industry could adversely affect our business.

   We are not currently subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. In addition, the wireless carriers who supply us airtime are subject to regulation by the FCC and regulations that affect them could adversely affect our business. Our business could suffer depending on the extent to which our activities or those of our customers or suppliers are regulated.

Risks Particular To The Offering

Our stock price, like that of many technology companies, may be volatile and it is difficult to predict whether a market for our common stock will develop.

   We expect that the market price of our common stock will fluctuate as a result of variations in our quarterly operating results. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive and emerging nature of our business, the market price of our common stock may rise and fall in response to a variety of factors, including:

  .  announcements of technological or competitive developments;

  .  acquisitions or strategic alliances by us or our competitors;

  .  the gain or loss of a significant customer or order;

  . changes in estimates of our financial performance or changes in recommendations by securities analysts regarding us or our industry; or

  .  general market or economic conditions.

   This risk may be heightened because our industry is new and evolving, characterized by rapid technological change and susceptible to the introduction of new competing technologies or competitors.

   In addition, equity securities of many technology companies have experienced significant price and volume fluctuations. These price and volume fluctuations often have been unrelated to the operating performance of the affected companies. Volatility in the market price of our common stock could result in securities class action litigation. This type of litigation, regardless of the outcome, could result in substantial costs and a diversion of management's attention and resources.

   We cannot predict the extent to which investor interest in our common stock will lead to the development of a trading market or how liquid that market might become. As discussed earlier, our financial results are difficult to predict and could fluctuate significantly.

Upon completion of this offering, you will experience dilution.

   Our tangible assets are readily identified assets like property, equipment, cash, securities and accounts receivable. The value of these assets on a pro forma as adjusted basis minus the value of our liabilities equals $3.55 per share, assuming the offering is completed. The offering price exceeds this amount by $11.45 per share, assuming an initial public offering price of $15.00 per share. Therefore, you will be paying more for a share of stock than the value reflected in our accounts of tangible assets for that share. If we were forced to sell all our assets and distribute all the proceeds, you would not recover the amount you paid for shares unless we can sell the assets for more than the value we report for our tangible assets. We also have outstanding a large number of stock options and warrants to purchase common stock with exercise prices significantly below the price of shares in this offering. You will experience further dilution to the extent these options or warrants are exercised.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

   Provisions of our certificate of incorporation and bylaws and provisions of Delaware law could delay or prevent an acquisition or change of control of GoAmerica or otherwise adversely affect the price of our common stock. For example, our certificate of incorporation authorizes 4,351,943 shares of undesignated preferred stock which our board of directors can designate and issue without further action by our stockholders, establishes a classified board of directors, eliminates the rights of stockholders to call a special meeting of stockholders, eliminates the ability of stockholders to take action by written consent, and requires stockholders to comply with advance notice requirements before raising a matter at a stockholders' meeting. As a Delaware corporation, we are also subject to the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law. Please refer to "Description of Capital Stock" for a more detailed discussion of these provisions.

Future sales of our common stock may negatively affect our stock price.

   All the shares sold by us in this offering will be freely tradable. Following this offering, a large number of other outstanding shares of our common stock will be available for resale beginning at various points in time in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following this offering, or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information, see "Shares Eligible for Future Sale." Our directors, executive officers, and other stockholders, who collectively hold a total of 37,204,808 shares of common stock, have agreed not to dispose of any shares of common stock, subject to limited exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways in which you do not agree.

   Our management will retain broad discretion to allocate the proceeds of this offering. The proceeds may be spent in ways with which you and other stockholders may not agree. Management's failure to spend the proceeds effectively could have an adverse affect on our business, results of operation and financial condition.

Because we do not intend to pay any cash dividends on our shares of common stock, our stockholders will not be able to receive a return on their shares unless they sell them.

   We have never paid or declared any cash dividends on our common stock or other securities and intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them. See "Dividend Policy."

   We make certain forward-looking statements in this prospectus that are not based on historical facts, but discuss our future expectations. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify such forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth above. Readers are cautioned not to place undue reliance on these forward-looking statements which reflect our views only as of the date of this prospectus.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of the 10,000,000 shares of common stock that we are offering will be approximately $138.2 million, assuming an initial public offering price of $15.00 per share, after deducting the underwriting discount and estimated offering expenses. The net proceeds are estimated to be approximately $159.1 million if the underwriters fully exercise their right to purchase additional shares of common stock to cover over-allotments.

   Our primary uses of the proceeds of this offering will be to:

  . expand our sales and marketing initiatives (approximately $40.0 million);

  . expand our customer service and support systems and capabilities (approximately $5.0 million);

  . build our planned redundant network operating center (approximately $5.0 million);

  . acquire and implement new automated subscriber airtime monitoring systems and new accounting and financial software (approximately $10.0 million); and

  .  increase our working capital.

   We may also use a portion of the net proceeds to finance acquisitions that complement our business. Although we have discussions in the ordinary course of our business with potential acquisition targets, we currently do not have any binding commitments or agreements with respect to any acquisitions. Pending application of the net proceeds for the purposes described above, we intend to invest such funds in short-term, investment-grade, interest bearing securities. See "Risk Factors--We may acquire or make investments in companies or technologies that could cause loss of value to our stockholders and disruption of our business." and "--We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways in which you do not agree."

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings to fund the growth and development of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our earnings, financial condition, operating results and current and anticipated cash needs, as well as any economic conditions the board of directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization as of December 31, 1999. This unaudited information is presented:

  .  on an actual basis;

  . on a pro forma basis to give effect to: the issuance and sale of 648,057 shares of our Series B Preferred Stock in January 2000 for net proceeds of approximately $25.2 million and 226,816 shares of common stock issued in connection therewith; the increase in authorized shares of common stock to 200,000,000 shares; and the conversion of our Series A and Series B Preferred Stock into an aggregate of 13,222,760 shares of common stock; and

  . on a pro forma as adjusted basis to give further effect to the sale by us of 10,000,000 shares of common stock offered by this prospectus, assuming an initial public offering price of $15.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

   You should read this information together with "Selected Financial Data," our historical financial statements, and the notes relating to those financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which appear elsewhere in this prospectus.

                                                  As of December 31, 1999
                                               -------------------------------
                                                          Pro     Pro Forma as
                                               Actual    Forma      Adjusted
                                               -------  --------  ------------
                                                      (in thousands,
                                                except share and per share
                                                           data)

Cash and cash equivalents..................... $ 6,344  $ 31,534    $169,684
                                               =======  ========    ========
Series A redeemable convertible preferred
 stock, $.01 par value, authorized: 10,500
 shares actual, none pro forma and pro forma
 as adjusted; issued and outstanding: 10,500
 shares actual and none pro forma and pro
 forma as adjusted; $10,500,000 liquidation
 preference................................... $20,755  $    --     $    --
Series B redeemable convertible preferred
 stock, $.01 par value, authorized: none
 actual, pro forma and pro forma as adjusted;
 issued and outstanding: none actual, pro
 forma and pro forma as adjusted; $26,000,000
 liquidation preference.......................     --        --          --
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value, authorized;
   5,000,000 shares actual, 4,351,943 pro
   forma and pro forma as adjusted; issued and
   outstanding: none actual, pro forma and pro
   forma as adjusted..........................     --        --          --
  Common Stock, $.01 par value, authorized:
   100,000,000 shares actual, 200,000,000 pro
   forma and pro forma as adjusted; issued and
   outstanding: 23,687,184 actual, 37,136,760
   pro forma and 47,136,760 shares pro forma
   as adjusted, respectively .................     237       371         471
  Additional paid-in capital..................   5,484    51,295     189,345
  Deferred employee compensation..............  (7,067)   (7,067)     (7,067)
  Accumulated deficit......................... (15,312)  (15,312)    (15,312)
                                               -------  --------    --------
    Total stockholders' equity (deficit)...... (16,658)   29,287     167,437
                                               -------  --------    --------
    Total capitalization...................... $ 4,097  $ 29,287    $167,437
                                               =======  ========    ========

   The number of shares as adjusted for this offering excludes:

  . 10,716,000 shares of common stock authorized for issuance under our stock option plans and employee stock purchase plan, of which 2,440,008 shares were subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $0.92; and

  . 1,276,800 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 1999 at a weighted average exercise price of $1.17.

                                   DILUTION

   You will experience immediate and substantial dilution in the net tangible book value per share of your common stock.

   Our pro forma net tangible book value as of December 31, 1999, was $29.3 million, or $0.79 per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less liabilities), by the number of shares of common stock outstanding, after giving effect to the conversion of our Series A and Series B Preferred Stock into shares of common stock.

   After giving effect to the sale of the shares of common stock offered by us hereby, at an assumed initial public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 1999 was $3.55 per share of common stock. This represents an immediate increase in such net tangible book value of $2.76 per share to our existing investors and immediate dilution of $11.45 per share to new investors purchasing shares in this offering. The following table illustrates the per share dilution.

   Assumed initial public offering price per share...............       $15.00
     Pro forma net tangible book value per share as of December
      31, 1999................................................... $0.79
     Increase per share attributable to this offering............  2.76
                                                                  -----
   Pro forma net tangible book value per share after this
    offering.....................................................         3.55
                                                                        ------
   Dilution per share to new investors in this offering..........       $11.45
                                                                        ======

   The following table summarizes, on a pro forma basis as of December 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid and the average consideration per share paid by existing investors and by new investors purchasing shares offered by us hereby, at an assumed initial public offering price of $15.00 per share. Underwriting discounts and commissions and offering expenses have not been deducted.

                           Shares Purchased  Total Consideration
                          ------------------ -------------------- Average Price
                            Number   Percent    Amount    Percent   Per Share
                          ---------- ------- ------------ ------- -------------
   Existing investors.... 37,136,760   78.8% $ 44,731,595   23.0%    $ 1.20
   New investors......... 10,000,000   21.2   150,000,000   77.0      15.00
                          ----------  -----  ------------  -----
     Total............... 47,136,760  100.0% $194,731,595  100.0%
                          ==========  =====  ============  =====

   The calculations above exclude from the number of outstanding shares of common stock:

  . 10,716,000 shares of common stock authorized for issuance under our stock option plans and employee stock purchase plan, of which 2,440,008 shares were subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $0.92; and

  . 1,276,800 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 1999 at a weighted average exercise price of $1.17.

   To the extent that such options and warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

   The following selected statement of operations data for the period from August 6, 1996, our date of inception, to December 31, 1996 and for the years ended December 31, 1997, 1998 and 1999 and the following selected balance sheet data as of December 31, 1996, 1997, 1998 and 1999 are derived from our audited financial statements.

   The pro forma statement of operations data presented below give effect to the conversion of all of our Series A Preferred Stock into an aggregate of 8,038,304 shares of common stock upon the closing of this offering, as if such conversion had occurred at the dates of issuance. The pro forma balance sheet data reflects the conversion of our Series A Preferred Stock discussed above and the issuance and sale of 648,057 shares of our Series B Preferred Stock after December 31, 1999 for total net proceeds of approximately $25.2 million; the issuance of 226,816 shares of common stock in connection with the Series B Preferred Stock financing; and the conversion of all of our Series B Preferred Stock into an aggregate of 5,184,456 shares of common stock. The pro forma as adjusted balance sheet data further reflects the sale of the 10,000,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $15.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us. You should read the selected financial data together with our financial statements and the sections of this prospectus entitled "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    Period from
                                   August 6, 1996    Years Ended December 31,
                                (date of inception)  --------------------------
                                to December 31, 1996  1997     1998      1999
                                -------------------- -------  -------  --------
                                    (in thousands, except per share data)
Statement of Operations Data:
Revenue:
  Subscriber..................         $  --         $   115  $   360  $  1,183
  Equipment...................            --              33      449     1,341
  Other.......................            --              25       18       207
                                       ------        -------  -------  --------
Total revenue.................            --             173      827     2,731
Costs and expenses:
  Cost of subscriber revenue..            --              88      304     4,051
  Cost of equipment revenue...            --              15      532     1,648
  Sales and marketing.........             43            243      909     3,283
  General and administrative..            175            841    1,549     4,810
  Depreciation and
   amortization...............              3             32      124       275
  Settlement costs............            --             --       --        297
                                       ------        -------  -------  --------
Total costs and expenses......            221          1,219    3,418    14,364
                                       ------        -------  -------  --------
Loss from operations..........           (221)        (1,046)  (2,591)  (11,633)
Interest income...............            --             --        14       165
                                       ------        -------  -------  --------
Net loss......................         $ (221)       $(1,046) $(2,577) $(11,468)
                                       ======        =======  =======  ========
Beneficial conversion feature
 and accretion of redemption
 value of mandatorily
 redeemable convertible
 preferred stock..............            --             --       --    (10,464)
                                       ------        -------  -------  --------
Net loss applicable to common
 stockholders.................         $ (221)       $(1,046) $(2,577) $(21,932)
                                       ======        =======  =======  ========
Basic net loss per share
 applicable to common
 stockholders.................         $(0.02)       $ (0.07) $ (0.14) $  (1.02)
                                       ======        =======  =======  ========
Diluted net loss per share
 applicable to common
 stockholders.................         $(0.02)        $(0.06)  $(0.14)   $(1.00)
                                       ======        =======  =======  ========
Weighted average shares used
 in computation of basic net
 loss per share applicable to
 common stockholders..........         13,947         16,083   18,391    21,590
Weighted average shares used
 in computation of diluted net
 loss per share applicable to
 common stockholders..........         14,382         16,518   18,826    22,025
Pro forma basic net loss per
 share........................                                         $  (0.45)
                                                                       ========
Pro forma diluted net loss per
 share........................                                         $  (0.45)
                                                                       ========
Weighted average shares used
 in computation of pro forma
 basic net loss per share.....                                           25,258
Weighted average shares used
 in computation of pro forma
 diluted net loss per share...                                           25,693

                                            As of December 31,
                              ------------------------------------------------
                                                            1999
                                                ------------------------------
                                                                    Pro Forma
                              1996 1997   1998  Actual   Pro Forma as Adjusted
                              ---- ----  ------ -------  --------- -----------
                                              (in thousands)
Balance Sheet Data:
Cash and cash equivalents.... $587 $ 20  $1,961 $ 6,344   $31,534   $169,684
Working capital (deficit)....  700 (143)  1,476   2,426    27,616    165,766
Total assets.................  791  324   3,010   9,757    34,947    173,097
Series A redeemable
 convertible preferred
 stock.......................  --   --      --   20,755       --         --
Series B redeemable
 convertible preferred
 stock.......................  --   --      --      --        --         --
Stockholders' equity
 (deficit)...................  779  148   2,225 (16,658)   29,287    167,437

                                      Period from       Years Ended December
                                     August 6, 1996             31,
                                  (date of inception)  ------------------------
                                  to December 31, 1996 1997    1998      1999
                                  -------------------- -----  -------  --------
                                                (in thousands)
Other Financial Data:
Cash provided by (used in):
  Operating activities...........        $ (338)       $(803) $(2,215) $ (6,745)
  Investing activities...........           (74)        (180)    (498)     (643)
  Financing activities...........         1,000          415    4,654    11,771

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The results shown in this prospectus are not necessarily indicative of the results we will achieve in any future periods.

Overview

   We provide nationwide wireless Internet services. We derive our revenue primarily from the sale of wireless data services and the sale of related mobile devices to our subscribers. During March 1997, we commenced offering our services to individuals and businesses. Since our inception, we have invested significant capital to build our wireless network operations and customer support centers as well as our customized billing system. Recently, we have invested additional capital in the development of our software application Go.Web and other software applications. Our plan is to continue to invest in our network operations and customer support centers, as well as to expand our sales and marketing efforts. We provide and expect to continue to provide mobile devices made by third parties to our customers at prices below our costs for such devices. We also expect to continue to incur significant sales and marketing, systems development and administrative expenses. We have incurred operating losses since our inception and expect to continue to incur increasing operating losses for at least the next several quarters. Therefore, we will need to generate significant revenue to become profitable and sustain profitability on a quarterly or annual basis. We will have to increase substantially our subscriber base in order to achieve our business plan.

   Our subscriber revenue primarily consists of monthly service fees, which we recognize as services are provided to the subscriber. Subscriber revenue accounted for approximately 43.5% and 43.3% of our total revenue during 1998 and 1999, respectively. We currently offer two types of mobile data service plans. Our Go.Unlimited Plan provides unlimited data usage on any mobile device for a fixed monthly fee, which is currently $59.95 for retail subscribers. Our Go.Lite Plan provides a fixed amount of data usage on any mobile computing device for a significantly lower base monthly fee, which is currently $9.95 for retail subscribers. Under the Go.Lite Plan, subscribers incur additional charges for data usage in excess of the predetermined volume. However, we do not charge our subscribers any additional amounts for roaming, which is using a mobile device outside of a designated geographical area. We also generally charge a non-refundable activation fee upon initial subscription. We offer new subscribers a 14-day trial period during which they can cancel our service without any penalty, although we do not refund the pro-rated fee for that trial period, which we include in our revenue. Subscribers to our plans are subject to a six-month or one-year contract which provides for an early cancellation fee.

   We also typically sell third-party mobile devices in conjunction with a service agreement to a new subscriber. Equipment revenue accounted for approximately 54.3% and 49.1% of our total revenue during 1998 and 1999, respectively. We recognize equipment revenue at the time of the shipment of the mobile device to a subscriber. During 1999, approximately 90% of our subscribers purchased a mobile device upon their initial subscription. Over time, we expect that such percentage will decrease as mobile devices for data transmission become more prevalent.

   In addition to our subscriber and equipment revenue, we historically have generated other revenue which consists of consulting services relating to the development and implementation of wireless data systems for certain corporate customers. We do not intend for consulting services to be a significant element of our business in the future. Such consulting revenue is recognized as the work is performed.

   We have experienced negative overall gross margins, which consist of margins on our subscriber revenue, equipment revenue and other revenue. We expect to continue to experience negative overall gross margins primarily because of negative margins on our resale of equipment and on our subscriber revenue. We believe that our gross margins on subscriber revenue will improve during 2000. Our cost of subscriber revenue consists primarily of wireless airtime costs. Our airtime costs are determined by agreements we have with several wireless carriers. Typically, we have one to three-year contracts to buy data network capacity either for an agreed amount of kilobytes per subscriber at a flat fee or on a cents-per-kilobyte basis. We intend to pass through to our subscribers all the airtime charges that we incur from our wireless carriers; however, we have not always been and will not always be able to pass through such charges because the pricing plans offered to us by our wireless carriers and to which we assign our subscribers may not allow us to always cover our subscriber costs. For example, if we assign our Go.Unlimited Plan subscribers to a carrier plan that charges us an increasing fee as subscriber usage increases, then as subscriber usage and our related airtime costs increase, our margins on subscriber revenues would decrease and may become negative. Our airtime costs also increase substantially when subscribers use our services outside of their pre-determined geographic area, which results in roaming charges to us by the carriers that we do not pass on to our subscribers. Our cost of subscriber revenue in 1999 was approximately $4.1 million compared to subscriber revenue of $1.2 million for such period. Such negative gross margin, which was a substantial increase over prior periods, was due in part to our placement of subscribers in more expensive carrier plans and to excessive usage by a few subscribers. We do not have and may not be able to develop the automated systems necessary to monitor our subscribers' usage and roaming patterns and quickly switch our subscribers to a more appropriate, lower cost airtime plan. We intend to implement alternative automated systems by mid-2000. In addition, while we continually seek to negotiate better pricing of wireless airtime plans with our carriers, we cannot assure you that we will be successful in that regard. See "Risk Factors" for a discussion of the risks relating to our negative gross margins and our need to improve our systems.

   We also have experienced, and expect to continue to experience, negative gross margins on the mobile devices that we resell. We currently are exploring an outsourcing arrangement with a third party computer hardware aggregator that will serve as our primary source of mobile devices. We believe that if such arrangement is implemented, we should be able to reduce our equipment costs and inventory risks by taking advantage of such partner's volume discounts and inventory protection programs offered to them by device manufacturers. We cannot assure you that we will be able to consummate such outsourcing arrangement on favorable terms, if at all. Further, such arrangement may not result in positive gross margins on our equipment sales.

   Our sales and marketing expenses consist primarily of advertising and promotions, cash compensation and related costs for marketing personnel, travel and entertainment and other related costs. In 2000, we expect our sales and marketing expense to increase substantially as a percentage of our annual revenues. Our general and administrative expenses consist primarily of cash compensation and related costs for general corporate, business development and technology development personnel, along with rent and other related costs. Our costs of performing consulting services is recorded as general and administrative expense. We expect general and administrative expenses to decrease as a percentage of our annual revenues. Depreciation and amortization expenses consist primarily of depreciation expenses arising from equipment purchased for our network operations center and other property and equipment purchases.

   During 1999, we granted options to certain of our employees at exercise prices deemed to be below the fair market value per share of our common stock. Such grants resulted in non-cash employee compensation expenses which have been recorded to account for the difference, on the date of grant, between the fair market value and the exercise price of stock options granted to employees. The resulting deferred employee compensation will be amortized over the vesting periods of the grants. During 2000, we expect to incur an aggregate of $8.2 million in non-cash employee compensation expense as a result of stock option grants during 1999 and the first quarter of 2000 which were granted at prices below the deemed fair market value of our common stock.

   Net interest income consists primarily of interest earned on cash and cash equivalents.

Results of Operations

   The following table sets forth for the periods indicated certain financial data as a percentage of revenue:

                                                       Percentage of Revenue
                                                      -------------------------
                                                            Years Ended
                                                           December 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
Revenue:
  Subscriber.........................................    66.3%    43.5%    43.3%
  Equipment..........................................    19.4     54.3     49.1
  Other..............................................    14.3      2.2      7.6
                                                      -------  -------  -------
    Total revenue....................................   100.0    100.0    100.0
Costs and expenses:
  Cost of subscriber revenue.........................    50.7     36.7    148.4
  Cost of equipment revenue..........................     8.7     64.4     60.4
  Sales and marketing................................   140.5    109.9    120.2
  General and administrative.........................   486.9    187.4    176.1
  Depreciation and amortization......................    18.7     15.0     10.0
  Settlement costs...................................     --       --      10.9
                                                      -------  -------  -------
    Total costs and expenses.........................   705.5    413.4    526.0
                                                      -------  -------  -------
    Loss from operations.............................   605.5    313.4    426.0
Interest income......................................     --       1.7      6.0
                                                      -------  -------  -------
    Net loss.........................................   605.5%   311.7%   420.0%
                                                      =======  =======  =======

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Subscriber revenue. Subscriber revenue increased from $359,000 for the year ended December 31, 1998 to $1.2 million for the year ended December 31, 1999. The increase primarily was due to having a larger subscriber base in the year ended December 31, 1999 than in the year ended December 31, 1998. Our increase in subscriber revenue was offset in part by lower average revenue per subscriber. Our subscriber base increased from 1,630 subscribers at December 31, 1998 to 5,859 subscribers at December 31, 1999. We expect the number of our subscribers to increase as a result of our expanded sales and marketing efforts.

   Equipment revenue. Equipment revenue increased from $449,000 for the year ended December 31, 1998 to $1.3 million for the year ended December 31, 1999. This increase primarily was due to an increase in the number of the mobile devices sold during the year ended December 31, 1999 compared to the year ended December 31, 1998.

   Other revenue. Other revenue increased from $18,000 for the year ended December 31, 1998 to $206,000 for the year ended December 31, 1999. This increase primarily was due to the performance of a single systems integration consulting project for a third party during the year ended December 31, 1999 compared to the year ended December 31, 1998. Consulting services are not expected to be a significant element of our business in the future.

   Cost of subscriber revenue. Cost of subscriber revenue increased from $303,000 for the year ended December 31, 1998 to $4.1 million for the year ended December 31, 1999. This increase primarily was due to an increase in our subscriber base and a related increase in airtime usage during the year ended December 31, 1999 than in the year ended December 31, 1998. Our cost of subscriber revenue consists primarily of wireless airtime costs. Our negative gross margin for the year ended December 31, 1999 was a substantial increase over prior periods and was due in part to our placement of subscribers in more expensive carrier plans and to extensive usage by a few subscribers. We expect the number of subscribers and related use of our services to increase which will result in an increase in the cost of subscriber revenue.

   Cost of equipment revenue. Cost of equipment revenue increased from $532,000 for the year ended December 31, 1998 to $1.6 million for the year ended December 31, 1999. This increase was primarily due to an increase in the number of mobile devices sold during the year ended December 31, 1999 compared to the year ended December 31, 1998.

   Sales and marketing. Sales and marketing expenses increased from $909,000 for the year ended December 31, 1998 to $3.3 million for the year ended December 31, 1999. This increase was primarily due to increased advertising costs paid to third parties and the salaries and benefits, including stock-based compensation, for the additional personnel performing sales and marketing activities. We expect sales and marketing expenses to further increase as we expand our advertising program to increase brand awareness and add personnel to our sales and marketing department.

   General and administrative. General and administrative expenses increased from $1.5 million for the year ended December 31, 1998 to $4.8 million for the year ended December 31, 1999. This increase was primarily due to the addition of salaries and benefits, including stock-based compensation, for personnel performing business development and general corporate activities. We expect general and administrative expenses to increase as we add personnel and incur additional expenses related to the anticipated growth of our business and costs associated with our operation as a public company.

   Settlement costs. Settlement costs for the year ended December 31, 1999 represents the non-cash charge resulting from the settlement of our obligations arising from claims by certain stockholders relating to the sale of equity securities. Such settlement costs represent the fair value of options and warrants issued to such stockholders.

   Interest income. Interest income increased from $14,000 for the year ended December 31, 1998 to $165,000 for the year ended December 31, 1999. Such income was primarily due to increased cash balances as a result of our private placement financings completed in 1999.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Subscriber revenue. Subscriber revenue increased from $115,000 for the year ended December 31, 1997 to $359,000 for the year ended December 31, 1998. The increase in subscriber revenue was primarily due to having a larger subscriber base in 1998 than in 1997. Our subscriber base increased from 531 subscribers at December 31, 1997 to 1,630 subscribers at December 31, 1998.

   Equipment revenue. Equipment revenue increased from $33,000 for the year ended December 31, 1997 to $449,000 for the year ended December 31, 1998. The increase in equipment revenue was primarily due to an increase in the number of mobile devices sold during the year ended December 31, 1998 compared to the year ended December 31, 1997.

   Other revenue. Other revenue decreased from $25,000 for the year ended December 31, 1997 to $18,000 for the year ended December 31, 1998.

   Cost of subscriber revenue. Cost of subscriber revenue increased from $88,000 for the year ended December 31, 1997 to $303,000 for the year ended December 31, 1998. We began to incur costs of subscriber revenue in March 1997 as we launched our wireless services. The increase in the cost of subscriber revenue from 1997 to 1998 was primarily due to an increase in our subscriber base and related increase in airtime usage.

   Cost of equipment revenue. Cost of equipment revenue increased from $15,000 for the year ended December 31, 1997 to $532,000 for the year ended December 31, 1998. We began to sell mobile devices in March 1997 in conjunction with the launch of our wireless services. The increase in the cost of equipment revenue from 1997 to 1998 was primarily due to an increase in the number of mobile devices sold during the year ended December 31, 1998 compared to the year ended December 31, 1997.

   Sales and marketing. Sales and marketing expenses increased from $243,000 for the year ended December 31, 1997 to $909,000 for the year ended December 31, 1998. This increase was primarily due to increased advertising costs paid to third parties and the salaries and benefits for additional personnel performing sales and marketing activities. We expect sales and marketing expenses to increase as we expand our advertising program to increase brand awareness and add personnel to our sales and marketing department.

   General and administrative. General and administrative expenses increased from $841,000 for year ended December 31, 1997, to $1.5 million for the year ended December 31, 1998. This increase was primarily due to the salaries and benefits for additional personnel performing business development and general corporate activities. We expect general and administrative expenses to increase as we add personnel and incur additional expenses related to the anticipated growth of our business and costs associated with our operation as a public company.

   Interest income. There was no interest income earned for the year ended December 31, 1997. Net interest income was $14,000 for the year ended December 31, 1998. The increase for the year ended December 31, 1998 was primarily due to increased cash balances.

Liquidity and Capital Resources

   Since our inception, we have financed our operations primarily through private placements of our equity securities and our redeemable convertible preferred stock, which have resulted in aggregate net proceeds of approximately $18.4 million through December 31, 1999, of which approximately $12.3 million was raised since June 1999. As of December 31, 1999, we had $6.3 million in cash and cash equivalents and $2.4 million of working capital. Subsequent to December 31, 1999, we issued and sold 648,057 shares of Series B Preferred Stock for net proceeds of approximately $25.2 million.

   Net cash used in operating activities was $803,000, $2.2 million and $6.7 million for the years ended December 31, 1997, 1998 and 1999, respectively. The principal use of cash in each of these periods was to fund our losses from operations.

   Net cash used in investing activities was $180,000, $498,000 and $643,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Cash used in investing activities for the year ended December 31, 1997 and 1998 was for purchases of property, equipment and leasehold improvements. For the year ended December 31, 1999, we used cash in investment activities for purchases of $387,000 of property, equipment and leasehold improvements and the purchase of $256,000 of preferred stock in DataRover Mobile Systems, Inc.

   Net cash provided by financing activities was $415,000, $4.7 million and $11.8 million for the years ended December 31, 1997, 1998 and 1999, respectively. Cash provided by financing activities in each of these periods was primarily attributable to proceeds from additional private sales of our equity securities.

   As of December 31, 1999, our principal commitments consisted of obligations outstanding under operating leases. As of December 31, 1999, future minimum payments for non-cancelable operating leases having terms in excess of one year amounted to $4.9 million, of which $931,000 is payable in 2000. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel, including the deployment of additional network equipment.

   We have undertaken several operating initiatives which will require significant use of our cash resources. For example, we intend to use a significant portion of the proceeds of this offering to increase substantially our marketing budget as part of our efforts to build the GoAmerica brand. If our marketing efforts cost more than anticipated, if we cannot increase our brand awareness or if the GoAmerica brand is not well received by our existing and potential subscribers, our losses and cash needs will increase. In addition, we are pursuing the acquisition and development of automated systems to track our airtime usage costs and monitor subscribers' wireless plan usage. We also intend to acquire new accounting and business process software and systems with a portion of the net proceeds from this offering. We expect that the acquisition and implementation of our automated subscriber usage monitoring systems and new accounting and business process software will cost approximately $7.0 to $10.0 million over the next twelve months. We anticipate that our development costs related to improving our service offerings will also increase as we respond to technological changes in the wireless data industry and as new competitors emerge. We expect that our development costs will be approximately $1.0 million to $2.0 million for 2000 which will be funded primarily from our current cash position. We may also use funds to complete any business acquisitions that we may decide to pursue and to integrate such businesses, technologies and personnel upon completion of any such transaction.

   We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to fund our operating needs for at least the next 24 months. Thereafter, we may require additional financing. At this time, we do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. If our plans or assumptions change or are inaccurate, we may be required to seek additional capital or to seek capital sooner than anticipated. We may need to raise funds through public or private debt or equity financing. In the event additional financing is not available, we will be required to significantly reduce our expenses and substantially curtail operations.

Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" (SFAS 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. As we do not currently intend to engage in derivatives or hedging transactions, we do not anticipate that there will be any impact on our results of operations, financial position or cash flows upon the adoption of SFAS 133.

Quantitative and Qualitative Disclosures About Market Risk

   We have limited exposure to financial market risks, including changes in interest rates. At September 30, 1999, all of our available excess funds are cash or cash equivalents whose value is not subject to changes in interest rates. We currently hold no derivative instruments and do not earn foreign-source income. We expect to invest our cash only in debt obligations issued by the U.S. government or its agencies with maturities of less than one year.

Update on Year 2000 Computer Issues

   We did not experience any computer or systems problems relating to the Year 2000. Upon review of our internal and external systems during 1999, we determined that we did not have any material exposure to such computer problems and that the software and systems required to operate our business and provide our services were Year 2000 compliant. As a result, we did not incur, and do not expect to incur, any material expenditures relating to Year 2000 systems remediation.

                                    BUSINESS

Overview

   We are a nationwide wireless Internet services provider. We enable our individual and business subscribers to access remotely the Internet, email and corporate intranets in real time through a wide variety of mobile computing and communications devices. Through our Wireless Internet Connectivity Center, we offer our subscribers comprehensive and flexible mobile data solutions for wireless Internet access by providing wireless network services, mobile devices, software and subscriber service and support.

   Our Go.Web technology and Wireless Internet Connectivity Center enable our subscribers to access a wide variety of Internet content, such as business and financial data, news, sports, travel, entertainment, personal contact and other information. Our subscribers can also conduct ecommerce transactions, such as shopping, reservations and stock trading, to the extent permitted by their mobile device of choice. Our subscribers can also customize their personal Web site or "personal portal," www.mygoweb.com, to access their favorite Web sites quickly. In addition, we offer a variety of email solutions which allow our subscribers to access their email at their existing Internet and business email accounts as well as a GoAmerica email address.

   We provide our subscribers with flexible and reliable wireless Internet services across a number of wireless networks and mobile device platforms. To provide our subscribers with nationwide access, we have established strategic relationships with many leading wireless network carriers, such as AT&T Wireless Services, American Mobile, BellSouth Wireless Data and Bell Atlantic Mobile. Our subscribers are able to use our wireless Internet services with their choice of a wide variety of leading mobile devices, including Palm operating system-based computing devices, Research In Motion's interactive pagers, laptop computers, Microsoft Windows CE-based computers and wirelessly-enabled smart phones. We also have engineered our wireless Internet services to operate with new versions of many wireless devices.

Market Opportunity

   We believe that the growth of the Internet, email and mobile wireless communications creates a significant market opportunity for service providers capable of delivering wireless Internet and email services over wireless communication networks. We believe that the following trends contribute to this market opportunity:

   The Growth of the Internet and Ecommerce. The Internet and corporate intranets are becoming an increasingly important global medium for communications and commerce. The number of Internet users worldwide is projected to increase from approximately 140 million at the end of 1998 to over 500 million by the end of 2003, according to International Data Corporation. In addition, International Data Corporation estimates that the worldwide volume of commerce conducted over the Internet was approximately $50 billion in 1998 and will grow to approximately $1.3 trillion in 2003. Until recently, ecommerce has been dependent upon wired computer access to the Internet, which we believe has limited the overall demand and ability to conduct commercial transactions electronically. The ability to access the Internet remotely through a variety of wireless devices on a nationwide basis will, we believe, fuel the increasing demand for ecommerce. We further believe that the growth of the Internet and ecommerce will also increase the demand for wireless access to these services.

   The Proliferation of Email. Email is becoming an increasingly important means of communication, with both the number of email users and usage level per individual projected to increase significantly. Forrester Research, Inc. projects that daily Internet email traffic in the United States will increase from 100 million email messages per day in 1996 to 1.5 billion per day in 2002. We believe that as email becomes an increasingly important means of communication, there will be an increasing desire for mobile access to email.

   The Growth of Mobile Communications. International Data Corporation forecasts that the remote and mobile workforce in the United States, defined as employees spending more than 20% of their time away from the office, will grow from 34 million individuals at the end of 1998 to 47 million at the end of 2003. As a result, we believe that individuals will increasingly use mobile devices for convenience and to enhance productivity when away from their home or office. We further believe that the number of individuals using mobile devices, such as handheld personal organizers, notebook computers, pagers and mobile phones, will grow as these devices become smaller, less expensive, more reliable including longer battery life and have more features than earlier devices. Jupiter Communications estimates that shipments of advanced pagers and personal organizers capable of accessing the Internet will grow from 1.8 million devices in 1998 to 9.4 million in 2002.

The Challenge

   While the wireless data services market is developing rapidly, widespread adoption of wireless data services has been hindered by a number of factors, including:

  .  limited geographic coverage of digital communications services;

  .  incompatible mobile devices and wireless carrier networks;

  .  high costs associated with using wireless data networks;

  . an inability to access and transmit data over wireless networks at adequate speeds;

  .  data security concerns;

  . a lack of personnel with the expertise to develop and operate wireless data systems; and

  .  mobile devices with difficult-to-read user interfaces and features.

   As a result of these challenges, a significant opportunity exists for wireless Internet service providers that are capable of offering an easy-to-use, cost-effective and reliable wireless service.

The GoAmerica Wireless Solution

   We provide our subscribers with easy-to-use wireless access to the Internet, email and corporate intranets. Through our Wireless Internet Connectivity Center, we offer our subscribers comprehensive and flexible mobile data solutions for wireless Internet access by providing wireless network services, mobile devices, software and subscriber service and support. The following are key components of our comprehensive wireless Internet solution:

   Offer Easy-To-Use Wireless Internet Access, Ecommerce and Email. Through our Go.Web technology, we provide our subscribers with easy-to-use access to the Internet. Our subscribers can access Web sites to obtain a broad variety of content, such as business and financial data, news, sports, travel, entertainment, personal contact and other information. Our subscribers can also conduct ecommerce transactions, such as shopping, reservations and stock trading, to the extent permitted by their mobile device of choice. We also offer our subscribers their own personal Web site, www.mygoweb.com, which each subscriber can customize in order to access their favorite Web sites quickly. In addition, we offer a variety of email solutions, which allow our subscribers to access their email at their existing Internet and business email accounts as well as a GoAmerica email account.

   Provide Nationwide Services Across Multiple Wireless Networks. We have established relationships with many of the leading wireless network carriers, including AT&T Wireless Services, American Mobile, Bell Atlantic Mobile and BellSouth Wireless Data, which enable our subscribers to access their information on a nationwide basis. Our network carriers operate on a variety of different network technologies, such as Cellular Digital Packet Data, or CDPD, Mobitex, dataTAC, Code Division Multiple Access, or CDMA, and Global System for Mobile telecommunications, or GSM, which allow us to offer our services through a broad range of wireless devices. Our airtime agreements with wireless carriers permit us to offer our subscribers a flat-rate pricing plan and a variable pricing plan with rates which vary depending upon the level of data traffic utilized

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

by a subscriber. In addition, our relationships with wireless network carriers enable us continually to adapt our existing solutions and develop new systems to integrate with new technologies and platforms as they emerge for commercial use.

   Enable Wireless Services Through a Wide Variety of Mobile Devices. We currently offer our services through a wide variety of wireless access devices including Palm OS-based computing devices, Research-In-Motion's interactive pagers, laptop computers, Windows CE-based computers and WAP-enabled smart phones. We are able to provide service through these devices because we support a range of wireless networks and utilize our own and third-party device software. This capability enables us to offer service through devices that we believe will achieve the greatest market acceptance and penetration.

   Integrate Various Wireless Technologies and Networks to Provide Seamless Internet Solutions. We deliver content across a broad range of wireless carrier networks to a wide variety of mobile devices. We are able to do so through our Wireless Internet Connectivity Center, which serves as a secure link between broadband networks, such as the Internet, and narrowband wireless communications networks. By using our own and third-party software, we compress content from broadband sources to enable faster and more cost-effective data delivery over wireless networks. We support leading wireless protocols, such as wireless application protocol, or WAP. In addition, our Wireless Internet Connectivity Center has the flexibility to format content automatically to meet the requirements of a subscriber's wireless device. Our Wireless Internet Connectivity Center is also scalable, enabling us to move quickly to meet the demands of increased data traffic and expanding wireless network capabilities.

   Offer Flexible Wireless Solutions for Corporate Customers. Businesses often require wireless solutions that enable them to provide their customers and employees with access to proprietary information, corporate services, the Internet and email. However, many businesses do not have the financial and administrative resources, internal information technology capabilities and size required to develop and maintain wireless services on a cost-effective basis. We provide corporate customers with a broad range of secure and reliable wireless solutions by outsourcing our Wireless Internet Connectivity Center and wireless networking expertise. Through our services, corporate customers can enable employees and customers to access the Internet, intranets and Internet-based email. Businesses can also enable wireless access to their internal corporate databases and systems by securely interconnecting with our Wireless Internet Connectivity Center.

   Focus on Subscriber Service and Support. We strive to provide our subscribers with easy-to-use wireless Internet services. This begins with providing customers with flexible wireless solutions that include all the necessary components to enable service. In addition, we provide our customers with advice during their purchase decision process through our direct sales representatives, dealers, resellers and Web site, in order to help them choose the appropriate combination of device, carrier service and pricing plan. Once a subscriber has initiated services, we offer extensive customer service and support. We maintain toll free customer service phone lines Monday through Friday, 8 a.m. to 8 p.m. Eastern time. Existing subscribers can inquire about their accounts or receive technical support through the same toll free service.

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   The following chart illustrates the wide variety of mobile devices and communications networks that we provide to our subscribers to enable them to seamlessly access the Internet and their corporate networks to obtain critical information and conduct electronic transactions:

Graphic appears here. The graphic depicts four boxes aligned from left to right.
 .The first box, which is labelled "Content" includes the text "World Wide Web" and "Corporate Intranets" with an accompanying photograph of the globe.
 .The second box, which is labelled "GoAmerica Wireless Internet Connectivity Center", includes the text "Go.Web Gateway" and "Go.Web formatting, encryption, authentication, and compression architecture" and has an accompanying photograph of computer technology.
 .The third box, which is labelled "Wireless Networks", includes the text "Cellular Digital Packet Data (CDPD)", "Code Division Multiple Access (CDMA)", "Global System for Mobile Communications (GSM)", "Mobitex" and "Data TAC" and has an accompanying photograph of a communications tower.
 .The fourth Box, which is labelled "Mobile Devices", includes the text "Palm Operating System", "Interactive Pagers", "Laptops", "Windows CE" and "Wireless Application Protocol (WAP) Phones"

The GoAmerica Strategy

   Our goal is to be the leading provider of nationwide wireless Internet services and mobile data solutions for individuals and businesses. We seek to enhance our offerings with value-added services and additional functionality to expand our subscriber base and increase our recurring revenues. Our strategy includes the following key elements:

   Offer Comprehensive and Flexible Solutions. We continually improve our subscribers' wireless experience by simplifying user interfaces, expanding the features of the Go.Web services, and improving the ease with which our subscribers can personalize the mygo.web menus. We also intend to complement our Web-based service offerings by providing customized solutions that meet the specific needs of our existing and potential subscribers. For example, we recently entered into strategic arrangements that will provide our subscribers with direct access to Avis Rent-A-Car's rental car reservations system and Lexis-Nexis' legal libraries and related data. We also introduced one-way paging services which we can provide as an added feature for our Internet and email subscribers.

   Capitalize on Marketing and Branding Initiatives. We market and advertise in order to establish our brand name and create sales opportunities. With a portion of the net proceeds from this offering we intend to expand significantly our presence as a mass market provider of wireless Internet access by making a significant investment in establishing and building the GoAmerica brand. Through a combination of mass media advertising and Web advertising, we seek to expand our subscriber base, strengthen our customer relationships and capture significant market share. We supplement our existing subscriber acquisition programs through value-added reseller and dealer co-marketing programs and partner marketing programs such as our relationship

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

with Lexis-Nexis. We have and will continue to target market segments and geographic markets where we believe there is opportunity for substantial subscriber penetration.

   Expand Sales and Distribution Channels. We currently sell our services through a combination of direct sales representatives, inbound telemarketers, our Web site and through indirect channels such as value-added resellers and dealers. In addition, we seek to generate sales from joint selling agreements we have with third parties. As of January 31, 2000, we had two full-time direct sales professionals who focus on small to mid-sized corporate subscriber accounts and two full-time telemarketers who focus on our individual customers. We intend to increase our dedicated sales force significantly during the next twelve months. We have a four-tiered channel program that includes resellers, master dealers, dealers and agents. We compensate our resellers and dealers with commissions for each sale generated by them. As of January 31, 2000, we had five channel manager professionals who supervise our four-tiered channel program. We intend to expand significantly our indirect channel activities during the next twelve months. We have partnered and seek to continue to partner for joint selling purposes with other companies that have complementary wireless data products or services such as manufacturers, application partners and cellular and PCS carriers.

   Provide Superior Customer Service and Technical Support. Because wireless Internet access is an evolving and growing communications channel, subscribers may face a number of potential problems. We believe that even sophisticated subscribers periodically have questions or encounter problems as applications designed for wireless data proliferate. Consequently, we focus on providing high levels of customer service and technical support in an effort to achieve maximum levels of customer satisfaction. We intend to offer our customer service and support 24 hours a day, seven days a week. In addition, through our planned automation system, subscribers will be able to manage their accounts and troubleshoot 24 hours a day at our Web site. We believe that superior customer service will help us minimize subscriber deactivations and promote customer referrals.

   Continue to Develop Solutions With Leading Wireless Technologies. We focus our technology development efforts on applications and solutions which integrate with and enable leading third-party mobile devices and wireless networks. We also intend to continue to develop solutions that we expect will allow our Go.Web service to operate on next generation protocols, devices and networks. We believe that our relationships with leading device manufacturers and wireless network carriers enhance our ability to continually adapt our existing solutions and develop new systems to integrate with new technologies and platforms as they emerge for commercial use.

   Pursue Strategic Acquisitions. We intend to pursue acquisitions that we believe will allow us to increase quickly the scale and scope of our resources. In particular, we expect to seek acquisitions that will expand our subscriber base or engineering force, enable us to enter new markets or industry sectors or to provide new services.

Service Offerings

   We offer comprehensive and flexible wireless data solutions that permit subscribers to access their email, corporate intranets, personal Web pages and the Internet anytime on a nationwide basis.

   Access to the Internet. Our subscribers efficiently and reliably access public Web sites from all our supported devices. Through our Go.Web service, we provide a personal menu of popular Web sites which enable our subscribers to access a wide variety of Internet content, such as business and financial data, news, sports, travel, entertainment, personal contact and other information. Our subscribers can also conduct ecommerce transactions, such as shopping, reservations and stock trading, to the extent permitted by their mobile device of choice. This menu is organized by major content categories and reduces the amount of time and the amount of data input it takes for our customers to access these sites. The dynamic nature of the menu allows us to update it periodically and add valuable wireless Web sites for our subscribers. Our menu also allows our corporate subscribers to pre-determine the choices available to their users. Through business

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

arrangements, we offer streamlined access to public databases such as those from Lexis-Nexis, as well as personal ecommerce access to banking, brokerage and shopping services. Mygo.web allows our subscribers to customize their menus by bookmarking and linking to their Web sites of choice.

   Access to Corporate Networks. Our business customers often require secure connections to their enterprise systems, but do not want to change the way that their systems are configured. Through our virtual private network and data hosting services, we provide the required secure and reliable wireless access to corporate data. Business users can access their corporate databases through Web servers either inside our firewall or their own security system. Through standard Internet interfaces, our corporate subscribers can access their enterprise messaging systems such as Microsoft Exchange and Lotus Notes or use value-added services such as sales force automation, customer retention management and Web dispatch offerings.

   Email Services. Our services provide individual and business subscribers access to the wide variety of Internet based email services. We also provide an email address at goamerica.net for all of our subscribers as a free service. Our business subscribers are able to fully manage their email accounts if their corporate networks permit remote access. In such cases, our subscribers can send, receive, read, reply, forward and delete their regular corporate email on a remote basis. Individual subscribers who have accounts at Internet service providers or Web portals, such as Earthlink or Yahoo!, can access those email accounts when they are using their existing wireline service or their GoAmerica wireless Internet service.

   Instant Messaging, Paging and Operator Services. We currently provide an instant messaging service between GoAmerica subscribers with compatible interactive pagers that generally provides quicker transmission than traditional paging. Our instant messaging service also provides confirmation of message delivery and a read receipt between sender and recipient. In addition, through our business alliances with paging service providers, we also provide traditional paging and operator services that allow our subscribers to migrate from one-way to two-way services without disruption.

Customers

   We sell and market to individual and corporate customers. Our subscriber base has grown from 1,630 subscribers at December 31, 1998 to 5,859 subscribers at December 31, 1999. We generally target our corporate marketing and selling efforts toward decision-makers within communication-intensive small to mid-sized businesses. We focus our individual consumer customer marketing and selling efforts on high-end mobile professionals. These mobile professionals typically have computer and Internet access, use a cellular phone or pager, and have a strong professional or personal need to stay in touch with Web-based information. The majority of our subscribers today are corporate customers, but we expect over time that individual consumers will represent a larger portion of our subscriber base. We continually seek to enhance and expand our service offerings for our customers which we believe is a critical element in growing our subscriber base and maintaining customer satisfaction.

   We also develop corporate solutions which enable us to expand our subscriber base while allowing our corporate partner to enhance its service offerings to its customers. For example, regional wireless service provider, Frontier Cellular, uses our hosting services for its wireless data products. We host and manage Phone.com WAP servers at our Wireless Internet Connectivity Center for Frontier and provide our content to digital PCS phones on Frontier's network. We also developed a customer management interface to allow Frontier to provision and manage its customers remotely. We connect to Frontier's network over a virtual private network that we engineered jointly with Frontier. This virtual private network connection provides the security required by Frontier and is similar to connections deployed for our other corporate customers.

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

Sales and Marketing

 Sales

   We currently sell our services directly through a combination of sales representatives, inbound telemarketers and our Web site and sell indirectly through value-added resellers and dealers. In addition, we seek to generate sales from joint marketing relationships, such as the relationship we have with Sierra Wireless.

   Direct Sales Representatives. As of January 31, 2000, we had two direct sales professionals who focus primarily on small to mid-sized corporate customers seeking to establish wireless Internet services for their employees or customers. We intend to grow our direct sales force significantly over the next 12 months. Our business development personnel and senior executives, particularly our chief executive officer and executive vice president, also spend a considerable amount of their time developing potential customer relationships and selling and promoting our services.

   Telemarketing. As of January 31, 2000, we had two telemarketing professionals. Our telemarketing professionals respond to queries generated as a result of Web site visits and our marketing efforts which usually list our toll-free sales telephone number.

   GoAmerica Web Site. Our Web site seeks to educate and inform potential customers about wireless data networks and devices. When a customer is ready to order, they can order directly through an online subscription form that is automated with our order entry and product fulfillment operations. We receive no advertising or sponsorship revenues from our Web site currently. We will continue to explore ways to gain revenues from our Web site.

   Value-Added Resellers and Dealers. Through our GoAmerica Alliance Program, we provide commissions to value-added resellers and dealers for each sale they bring to us. As of January 31, 2000, we had five channel manager professionals who supervise our four-tiered program that includes resellers, master dealers, dealers and agents.

   Resellers buy GoAmerica service at a wholesale price and sell it at a retail price. Resellers are not paid a commission. Resellers are responsible for selling the GoAmerica service and mobile devices, and billing and supporting the customer. GoAmerica is responsible for billing the reseller. We believe that as of December 31, 1999, our resellers had in excess of 200 direct sales professionals. In addition, in January 2000, we added significantly to our reseller network by entering into an agreement with Arch Paging Inc., the second largest paging company in the United States. We intend to leverage Arch's sales force to reach potential new subscribers of our services. We also have a reselling relationship with American Mobile pursuant to which American Mobile resells our Go.Web service as a part of American Mobile's suite of services to its customers through its distribution channels.

   Master dealers sell GoAmerica service through a network of other dealers and are paid a higher commission than dealers but are assigned a quota. Master dealers are responsible for selling the GoAmerica service, training their dealer network, providing the mobile devices, and supporting the subscriber. Under such arrangements, we are responsible for billing the subscriber. Our master dealers have approximately 500 direct sales professionals. Our dealers and agents sell the GoAmerica service through their own sales efforts, and are not assigned a quota. Dealers are paid a smaller commission than a master dealer. Dealers are responsible for selling the GoAmerica service and providing the mobile devices. We bill and support the subscribers provided by our dealers. Our dealers have approximately 250 direct sales professionals. Agents are paid a smaller commission than dealers because they are only responsible for selling the GoAmerica service. We sell and provide the mobile devices, bill and support the subscribers provided by our agents. Our agents have approximately 50 direct sales professionals.

   Joint Selling Relationships. We have partnered and seek to continue to partner for joint selling purposes with other companies that have complementary wireless data products or services. For example, we offer

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

wireless data, PCS and cellular carriers a single resource for outsourcing ready-to-market wireless email and Web-based data solutions based on standard platforms from the leading software vendors and device manufacturers. By providing a suite of platform and device-independent services, we position these carriers to be able to address the data needs of their customers today. We then engage in joint selling activities with clearly defined responsibilities. We offer wireless device manufacturers an opportunity to increase their sales because our services increase the usefulness of their devices. We also engage in joint selling activities with the sales professionals of these manufacturers. In addition, we work with application providers and jointly sell into the installed base of customers in the market segment addressed by their application. For example, our relationship with w-Trade, a wireless financial information software company, allows us to approach broker dealers who want to wirelessly enable their customers using software offered by w-Trade and our wireless data access and delivery expertise.

 Marketing

   We market and advertise in order to establish our brand name and create sales opportunities. We conduct market awareness tracking research to measure awareness of the GoAmerica brand and related sales. Our efforts have been and will continue to be targeted in market segments and geographic markets where we believe there is opportunity for substantial subscriber penetration. We believe that high concentrations of potential subscribers reduce our subscriber acquisition costs. With a portion of the net proceeds from this offering, we intend to expand our presence as a mass market provider of wireless Internet access by making a significant investment in establishing and building the GoAmerica brand.

   We continually seek new ways to reach potential subscribers that are learning about wireless Internet communications. We also seek to establish GoAmerica as a strong independent wireless Internet brand. Through a combination of mass media advertising and Web advertising, we seek to expand our subscriber base, strengthen our customer relationships and capture significant market share. We supplement our existing subscriber acquisition programs through value added reseller and dealer co-marketing programs and partner marketing programs. We plan to continue to develop a variety of co-marketing programs that make use of brand loyalties and existing customer relationships.

   For example, in November 1999, we announced a preferred partnership arrangement with Avis-Rent-a-Car, the second largest car rental company in the United States. Under this arrangement, our customers will be able to access the Avis reservation system through Go.Web. We anticipate that this service will be commercially available in the second quarter of 2000. We also have a marketing agreement with Lexis-Nexis, a leading provider of information to the legal profession, to provide wireless access to Lexis.com services using a co-branded service called "Law On The Go". In January 2000, we entered into a co-marketing agreement with DLJ direct Inc. in which we agreed to market DLJ direct as a featured Web-based online trading company. DLJ direct agreed to market GoAmerica as a featured wireless data services company. We intend to link to each other's website during the second quarter of 2000. GoAmerica subscribers will have the opportunity to open a DLJ direct account and wirelessly trade securities through Go.Web. In addition to service providers, we have also developed joint marketing relationships with several manufacturers of wireless devices which we believe will benefit from being able to market our value-added services. For example, we have a preferred service provider agreement with Novatel Wireless, a leading supplier of wireless modems for the CDPD networks, and a reseller and joint marketing agreement with Sierra Wireless, the manufacturer of Aircard 300, a wireless PC Card for the CDPD networks.

Wireless Carrier and Other Relationships

   We have assembled a strategic combination of relationships with wireless network operators, application developers and mobile device manufacturers.

   American Mobile. American Mobile's ARDIS network serves approximately 425 metropolitan areas in the United States, encompassing approximately 11,000 cities and towns. We offer our subscribers access to the

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

ARDIS network. American Mobile also resells our Go.Web service, as a part of American Mobile's suite of services, to its customers through its distribution channels.

   AT&T Wireless Services. AT&T Wireless' cellular digital packet data, CDPD, network is the largest CDPD network in the United States. We offer access to the AT&T nationwide CDPD network to our subscribers.

   Bell Atlantic Mobile. Bell Atlantic has the largest regional CDPD network covering the New England and Mid Atlantic states. We offer the Bell Atlantic regional CDPD network to our subscribers and receive sales leads from the Bell Atlantic Mobile data sales force.

   BellSouth Wireless Data. BellSouth's Mobitex network covers approximately 80% of the United States population and approximately 93% of the urban business population. We have been offering the BellSouth nationwide Mobitex network to our subscribers since 1996. We also have a software license to the BellSouth Interactive Paging Service gateway.

   Phone.com. Phone.com has developed software technology that runs on phones that combine voice and data. We first licensed and deployed their technology in 1997. We were the first non-cellular carrier to license their UPlink software and were the first company in North America to deploy their WAP compliant gateway.

   Research in Motion. RIM is the manufacturer of the RIM 950 interactive pager, the RIM 850 wireless handheld device and the RIM Blackberry device. We have a distribution agreement with RIM and co-market the Go.Web service on the Blackberry device.

Technology and Operations

 Service Infrastructure

   Wireless Internet Connectivity Center. We operate a secure network operations center at our headquarters in Hackensack, New Jersey. This Wireless Internet Connectivity Center is connected to multiple Tier-1 Internet backbone providers such as UUNET/MCI Worldcom, Sprint, and AT&T via redundant high-capacity, high-speed leased T-1 telecommunications lines as well as fixed location frame-relay circuits. These circuits connect to our customers' data sources and to the wireless data networks we use. Our Wireless Internet Connectivity Center is supported by a switched fiber optic backbone provided by Cisco Systems. The center is equipped with proven, industry standard equipment, including Cisco and Paradyne networking equipment, Sun Sparc Enterprise UNIX servers, high-end clustered Compaq servers, Network Appliance NFS Servers and Clarion Raid Arrays. We believe our Wireless Internet Connectivity Center is capable of meeting the capacity demands and security standards for services we developed or are developing for our customers. We staff the center from 8:00 a.m. to 11:00 p.m. Eastern time on weekdays. In addition, our technical staff monitor network traffic, service quality, and security 24 hours a day, seven days a week. We intend to continue to invest in improved network monitoring software and hardware systems.

   In order to provide our subscribers with the highest availability of services we are building a completely redundant data center facility which is expected to be operational during the second quarter of 2000. This facility will become our primary Wireless Internet Connectivity Center. This data center will have a back-up power supply, redundant communications connection and will be monitored 24 hours a day, seven days a week.

   Wireless Networks. Through our relationships with third-party provider-owned wireless networks, our subscribers are able to wirelessly access the Internet in most major metropolitan areas in the continental United States via a local wireless network. We purchase access to wireless networks through services agreements with a variety of carriers including BellSouth Wireless Data, AT&T Wireless Services, Bell Atlantic Mobile and American Mobile. Using a combination of third-party wireless network providers enables us to provide wireless Internet access and services on a nationwide basis while managing the timing and magnitude of our capital

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

expenditures. We employ a strategy of using different third-party network providers in locations where it is most economical to do so. We periodically reevaluate the economics of this strategy and, if warranted, move subscribers to different networks.

 Software Technology

   Our strategy is to develop solutions using existing technologies and industry standards in proprietary ways to continue to deliver customer-friendly wireless Internet services and dynamic applications, as well as allowing our partners to develop wireless applications with standard development tools.

 Our Software Technology

   We have developed a proprietary services platform, Go.Web, that we believe is a competitive advantage because it enables our subscribers to access and personalize the Internet from virtually any leading wireless device. Go.Web also allows qualified developers to introduce standard Web-based applications for virtually any wireless device or network. As a result of our Go.Web development efforts, our engineering staff has acquired substantial wireless and Web formatting expertise, which will enable us to develop solutions quickly as new wireless devices are introduced. In addition, our proprietary compression technology and enhanced wireless transport protocol included in our software provides bandwidth efficiency and maximizes data transmission speeds. We also have employed industry standard SSL, or secure sockets layer, and our internally developed encryption technologies to ensure security through our Internet gateway.

   We developed our software technology to better serve our customers and provide the following features:

  .  simplify installation;

  .  provide a convenient and intuitive starting place for subscribers;

  .  enhance the efficiency of our support services; and

  .  provide state-of-the-art wireless applications.

 Licensed Software Technology

   BellSouth Wireless Data--The BellSouth Interactive Paging Service (IPS) is based on server software that has been licensed by GoAmerica. We are one of a limited number of companies that have deployed their own IPS gateway. This service provides two-way messaging on devices such as the RIM interactive pagers.

   Phone.com--Phone.com has developed software technology that runs on phones that combine voice and data. They have created a page display language, HDML, to show Web content on small screen devices, and now support the WAP standard. We have licensed and deployed this technology and provide services to cellular carriers and individual customers.

   Telcordia--Telcordia, formerly Bellcore, has developed software technology that supports Microsoft Windows platforms such as laptops and CE devices. We presently use this technology primarily to support our subscribers using Windows platforms to enable access to our GoAmerica services.

 Customer Service and Billing

   We provide customer service, billing and product fulfillment at our customer service center. Our customer service program provides our subscribers with the ability to contact us through toll free telephone, Web, or email. Through our goamerica.net Web site, subscribers can access answers to Frequently Asked Questions and information about our services 24 hours a day. Through our Web site and customer service representatives, we verify that a potential subscriber will have wireless network coverage where such customer plans to use the service. For subscribers who order directly from us, we maintain an inventory of mobile devices and wireless

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

modems which we buy from third-party manufacturers and resellers. We load and configure custom software on mobile devices, activate wireless modems and perform quality assurance checks. We then pack, ship and track the product until the subscriber receives it. For customers who already own a mobile device, we provide only the wireless modem and software application. Our subscribers are able to deal directly with us for all repair, replacement and warranty issues for devices we provide to them.

   As of January 31, 2000, we had 16 customer service and technical support representatives who handle inquiries about our services, device features and wireless communications. Our customer service and technical support personnel are available weekdays from 8:00 a.m. until 11:00 p.m. Eastern time. We expanded our customer service center hours during the first quarter of 2000 and plan further expansion. We also intend to expand our ecommerce Web site capabilities to include self provisioning, on-line billing, and interactive customer care during the second half of 2000. We provide corporate or individual customer billing for all subscription fees, devices and modems, and other fees.

Competition

   The market for our wireless Internet services is becoming increasingly competitive. The widespread adoption of industry standards in the wireless data communications market may make it easier for new market entrants and existing competitors to introduce services that compete against ours. We developed our solutions using standard industry development tools. Many of our agreements with wireless carriers, wireless handheld device manufacturers and data providers are non-exclusive. Our competitors may use the same products and services in competition with us. With time and capital, it would be possible for competitors to replicate our services. We expect that we will compete primarily on the basis of the functionality, breadth, quality and price of our services.

   Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Please refer to "Risk Factors--We may face increased competition which may negatively impact our prices for our services or cause us to lose business opportunities" for a listing of some our current and potential competitors. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can. In the event such companies decide to compete directly with us, such relationships will likely be terminated, which may have a material adverse effect on our business and reduce our market share or force us to lower prices to unprofitable levels.

Intellectual Property Rights

   We have not yet obtained patents on our technology that would preclude or inhibit competitors from using our technology. We have, however, recently filed a patent application on certain aspects of our Go.Web technology. The application is presently pending in the United States Patent and Trademark Office. We rely on a combination of patent, copyright, trademark, service mark, trade secret laws, unfair competition law and contractual restrictions to establish and protect certain proprietary rights in our technology and intellectual property. We have applied for registration of our GoAmerica names and marks in the United States Patent and Trademark Office and in trademark offices in jurisdictions throughout the world, including but not limited to, U.S. federal trademark applications for the marks "GoAmerica", "Go.Web" and "Law on the Go". The steps taken by us to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, the laws of certain foreign countries may not protect our technologies or intellectual property rights to the same extent as do the laws of the United States. We also rely on certain technologies that we license from third parties. These third-party technology licenses may not continue to be available to us on commercially attractive terms. The loss of the ability to use such technology could require us to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on our business, financial condition or results of operations. Third parties could claim infringement by us with respect to current or future technology. We expect that we and other participants in our markets will be

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increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause service or installation interruptions or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, financial condition or results of operations. We received a claim in November 1999, on behalf of ROTIS Technologies Corporation, that our technology relating to the wireless provision of stock quotes infringes a patent relating to a price quotation system, which patent expires on September 25, 2001. We believe that such claim is not material and without merit. We intend to defend such claim vigorously. Such claim is, however, in its preliminary stages and no specific claim for damages has been asserted. Therefore, no assurance can be made that such claim could not become material in the future. We also received in January 2000 an offer from NTP Incorporated to enter into negotiations to obtain a license under one or more of NTP's patent properties relating to wireless email systems. We are in the process of reviewing NTP's patents.

Government Regulation

   We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless network carriers we contract with to provide airtime are subject to regulation by the Federal Communications Commission. Changes in FCC regulations could affect the availability of wireless coverage these carriers are willing or able to sell to us. We could also be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of cellular towers. Also, changes in these regulations could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on our business, financial condition or results of operations.

   We currently do not collect sales or other taxes with respect to the sale of services or products in states and countries where we believe we are not required to do so. We do collect sales and other taxes in the states in which we have offices and are required by law to do so. One or more jurisdictions have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on our products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on our business, financial condition or results of operations.

   Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have an adverse effect on our business.

Facilities

   Our principal offices are located in Hackensack, New Jersey in a 20,300 square-foot leased facility. Our primary lease on approximately 15,900 square feet of such space expires in May 2007. In addition, in December 1999, we entered into a facilities maintenance agreement with Data General pursuant to which we will operate a network operating center at their facility in New York City. Such facility will initially provide redundant data backup for our current network operating center located at our headquarters in Hackensack. We anticipate that our New York facility will serve as our primary network operating center by mid-2000. We believe that our facilities will be adequate to meet our requirements for the foreseeable future and that suitable additional space will be available if needed.

Employees

   As of January 31, 2000, we had a total of 57 full-time employees. None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Legal Proceedings

   We are not currently subject to any material legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers are as follows:

Name                      Age                                Position(s)
----                      ---                                -----------
Aaron Dobrinsky.........   36 Chairman of the Board, President and Chief Executive Officer and Director
Joseph Korb.............   48 Executive Vice President and Director
Francis Elenio..........   34 Chief Financial Officer, Treasurer and Secretary
Robi Blumenstein(1)(2)..   43 Director
Adam Dell...............   30 Director
Alan Docter(2)..........   56 Director
Mark Kristoff(1)........   38 Director
Zachary Prensky(1)......   26 Director
Nelson Schwab III.......   55 Director
Andrew Seybold(2).......   53 Director

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

   All directors currently hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Our Certificate of Incorporation provides that upon closing of this offering the terms of office of the members of the board of directors will be divided into three classes as set forth below. All executive officers are elected annually by the board of directors and serve at the discretion of the board of directors and until their successors are elected and qualified. There are no family relationships between any of our directors or executive officers.

   Aaron Dobrinsky founded GoAmerica in 1996 and has served as our Chairman of the Board, President and Chief Executive Officer and as a director since our inception in 1996. Prior to founding the company, from February 1996 to July 1996, Mr. Dobrinsky served as Executive Vice President of Mineral Trading Corp. Prior to that, Mr. Dobrinsky served most recently as Senior Vice President of American International Ore Corporation from 1990 to February 1996. Mr. Dobrinsky also serves on the board of directors of DataRover Mobile Systems, Inc.

   Joseph Korb joined GoAmerica in 1997 as Executive Vice President and has been a director since October 1996. Prior to joining us, Mr. Korb served in various capacities, including Vice President of Product Management and Business Development at RAM Mobile Data (now BellSouth Wireless Data) from 1992 to 1996. Prior to that, Mr. Korb served as Vice President at Citibank, N.A. where he served as Director of Technology in an electronic products development group. Mr. Korb currently serves as a board member and Vice President of Portable Computing and Communications Association, an industry trade association.

   Francis Elenio joined GoAmerica in January 1999 as Chief Financial Officer and has also served as our Treasurer and Secretary since December 1999. Prior to joining us, Mr. Elenio served as Corporate Controller of Bogen Communications, Inc. from June 1997 to January 1999. Prior to that, Mr. Elenio served most recently as Vice President of Finance and Administration and Corporate Controller of KTI, Inc. from 1991 to 1997. He previously was a Senior Accountant with Ernst & Young LLP and is a Certified Public Accountant in New Jersey.

   Robi Blumenstein joined our board of directors in June 1999 as the designee of CIBC WMV Inc. Mr. Blumenstein currently is a principal of Marsh & McLennan Capital Inc. and co-head of the Marsh & McLennan Capital Communications and Information Fund I. From January 1994 to February 2000, Mr. Blumenstein was a Managing Director of CIBC Capital Partners, the merchant banking arm of CIBC World Markets. Mr. Blumenstein joined CIBC World Markets in 1994. Mr. Blumenstein is a member of the board of directors of a number of privately held companies. Prior to joining CIBC Capital Partners, Mr. Blumenstein worked at First City Capital Corporation and as an attorney at Tory, Tory, DesLauriers & Binnington.

   Adam Dell joined our board of directors in February 2000 as the designee of Dell USA L.P. Mr. Dell is the managing partner of Impact Venture Partners, L.P., which was founded in November 1999. Prior to that, Mr. Dell most recently was a partner with Crosspoint Venture Partners, since October 1998, and a Senior Associate with Enterprise Partners, focused on ecommerce, enterprise software and networking and communication infrastructure. Prior to that, he was a Senior Associate with Winstead, Sechrest and Minick. Mr. Dell is also an adjunct professor at Columbia Business School.

   Alan Docter joined our board of directors in October 1996 at the time of his initial investment in GoAmerica. Since 1990, Mr. Docter has been an early-stage investor in technology companies, including M.A.I.D. plc (now The Dialog Corporation), ViaWeb (sold to Yahoo!), Butterfly V.L.S.I. Ltd. (sold to Texas Instruments) and Invino Corp. (sold to Youth Stream Media Networks). He has served as Vice Chairman of Considar, Inc., an international metals trading company, since he co-founded such company in 1986. Mr. Docter also serves on the board of directors of a number of privately held companies.

   Mark Kristoff joined our board of directors in June 1998. Since 1991, Mr. Kristoff has been President and Chief Operating Officer of Considar, Inc., an international metals trading company. Since 1990, Mr. Kristoff also has been an early-stage investor in many technology companies and serves on the board of directors of a number of privately held companies.

   Zachary Prensky joined our board of directors in June 1998. Since October 1998, Mr. Prensky has been Managing Director of Investment Banking for Wellfleet Partners, an investment banking firm based in New York City. Prior to that, Mr. Prensky served as Chief Executive Officer and Chairman of Zackfoot Investments LLC which he founded in 1997. Zackfoot invested and facilitated a round of private equity financing by GoAmerica in 1998. Mr. Prensky served as Chief Financial Officer of Ram Caterers from October 1995 to May 1997. From July 1993 to October 1995, Mr. Prensky served as President of Zackfoot Software which developed software packages for the footwear industry. Mr. Prensky has been an early-stage investor in technology companies, including Register.com, HomeworkCentral.com, Liveprint.com, Inc., DataRover Mobile Systems, Inc., Livemind, Inc. and Aluminium.com, Inc.

   Nelson Schwab III joined our board of directors in January 2000, as the designee of Forstmann Little & Co. Equity Partnership-VI, L.P. Mr. Schwab was a co-founder of Carousel Capital, a merchant banking firm, and has been a Managing Director of such firm since its inception in 1996. He was Chairman and Chief Executive Officer of Paramount Parks Inc., owner of amusement theme parks, from 1992 until 1995. He also serves on the board of directors of Burlington Industries, First Union National Bank of North Carolina, Summit Properties, Inc. and several private companies.

   Andrew Seybold joined our board of directors in December 1999. Mr. Seybold has extensive experience as a consultant, systems designer and product analyst in the communications and computer industries. Since 1983, Mr. Seybold has served as publisher, Editor-in-Chief and in various management positions with Pinecrest Press, Inc. which publishes "Andrew Seybold's Outlook on Communications and Computing."

Key Employees

   Our key employees are as follows:

Name                          Age                     Position
----                          ---                     --------
Ellen Flora..................  31 Vice President of Operations
Jesse Odom...................  34 Vice President of Network Operations and
                                  Technology
David Gantman................  58 Vice President of Strategic Marketing
Peter Varvara................  46 Vice President of Marketing Communications
Martin May...................  53 Director of Alternate Distribution and Carrier
                                  Relations
Joshua Rochlin...............  33 Director of Business Development
Joseph Strempel..............  32 Director of Direct Sales and Telemarketing

   Ellen Flora joined GoAmerica in October 1999 as Vice President of Operations. Prior to joining us, Ms. Flora served in various capacities, including most recently as Business Development Manager for the Communications Industry Group at Electronic Data Systems from October 1993 to October 1999.

   Jesse Odom joined GoAmerica in 1996 as Vice President of Network Operations. Prior to joining GoAmerica, Mr. Odom served as Vice President of Network Engineering at American International Ore Corporation from 1991 to 1996.

   David Gantman joined GoAmerica in January 2000 as Vice President of Strategic Marketing of GoAmerica Marketing, Inc., our wholly-owned subsidiary. Mr. Gantman has served as President of Strategem Plus, Inc. since January 1995 and served as Executive Vice President of NW Ayer, Inc. from 1984 until January 1995.

   Peter Varvara joined GoAmerica in January 2000 as Vice President of Marketing Communications of GoAmerica Marketing, Inc., our wholly-owned subsidiary. Mr. Varvara has served as President of Customer Strategies Worldwide LLC since February 1998 and served as Executive Vice President of NW Ayer, Inc. from 1982 until February 1998.

   Martin May joined GoAmerica in December 1999 as Director of Alternate Distribution and Carrier Relations. Prior to joining us, Mr. May served as a director of sales for BellSouth Wireless Data from November 1993 to December 1999.

   Joshua Rochlin joined GoAmerica in December 1999 as Director of Business Development. Prior to joining us, Mr. Rochlin was the founder and Chief Executive Officer of MyCalendar.com LLC from January 1999 to December 1999. Mr. Rochlin previously served as an associate for the law firm of Rubin Baum from February 1995 to December 1998. Mr. Rochlin has served as a director of Hydron Technologies, Inc. since January 2000.

   Joseph Strempel joined GoAmerica in January 1998 and currently serves as Director of Direct Sales and Telemarketing. Prior to joining us, Mr. Strempel served in various sales positions, and most recently as a Wireless Data Account Executive, with Bell Atlantic Mobile (formerly NYNEX) from January 1993 to December 1997.

Board Committees

   The board of directors has a compensation committee, which approves salaries and incentive compensation for our executive officers and administers our stock option plans and our employee stock purchase plan. The compensation committee is made up of Robi Blumenstein, Alan Docter and Andrew Seybold. The board of directors also has an audit committee, which reviews the results and scope of the audit and other services provided by our independent accountants. The audit committee is made up of Robi Blumenstein, Mark Kristoff and Zachary Prensky.

Board Composition

   We currently have nine directors. Our certificate of incorporation provides that, effective upon the closing of this offering, the terms of office of the members of the board of directors will be divided into three classes: Class A, whose term will expire at the annual meeting of stockholders to be held in 2001; Class B, whose term will expire at the annual meeting of stockholders to be held in 2002; and Class C, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class A directors are Messrs. Kristoff, Prensky and

Seybold, the Class B directors are Messrs. Blumenstein, Korb and Schwab and the Class C directors are Messrs. Dobrinsky, Dell and Docter. At each annual meeting of stockholders after this initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our bylaws permit the board of directors to increase or decrease the size of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of GoAmerica.

Directors' Compensation

   Each non-employee, non-investor director serving on our board of directors will receive annual compensation of $20,000. In addition, each independent director, upon election to the board of directors, will receive options to purchase up to 64,000 shares of our common stock. On December 31, 1999, Mr. Seybold was granted options to purchase 64,000 shares at $1.31 per share, subject to vesting. Each director who is a stockholder of the Company and who serves on the board of directors as a representative of another individual, entity or group of stockholders will receive options to purchase up to 32,000 shares of our common stock. On December 31, 1999, Messrs. Blumenstein, Docter, Kristoff and Prensky each received options to purchase 32,000 shares at $1.31 per share, subject to vesting. All future option grants shall have an exercise price equal to the fair market value of our common stock on the date of grant and shall vest at a rate of one-third per year, from the date of grant. Each director will be reimbursed by us for his or her reasonable expenses incurred in connection with his or her participation in our board of directors meetings. Mr. Schwab and Mr. Dell each received options to purchase 32,000 shares of common stock in February 2000 at an exercise price of $15.00 per share.

Executive Compensation

   The following table sets forth certain information concerning compensation that we paid for services in all capacities awarded to, earned by or paid to our chief executive officer and each of our other executive officers whose aggregate compensation exceeded $100,000 during the three years ended December 31, 1999 (collectively, the "Named Executive Officers").

                           Summary Compensation Table

                                                                   Long-Term
                                                                 Compensation
                                            Annual Compensation     Awards
                                            -------------------- -------------
    Name and Principal Position(s)            Salary     Bonus   Stock Options
    ------------------------------          ---------- --------- -------------
Aaron Dobrinsky, Chairman of the
 Board, President and Chief Executive
 Officer.............................. 1999 $  150,000 $  50,000     80,000
                                       1998     93,750       --         --
                                       1997    105,000       --         --
Joseph Korb, Executive Vice
 President............................ 1999 $  150,000 $  50,000     80,000
                                       1998     93,750       --         --
                                       1997        --        --         --
Francis Elenio, Chief Financial
 Officer, Treasurer and Secretary..... 1999 $   95,833 $  20,000    240,000
                                       1998        --        --         --
                                       1997        --        --         --

Option Grants in Last Fiscal Year

   The following table sets forth information for the fiscal year ended December 31, 1999 with respect to each grant of stock options to the Named Executive Officers:

               Option Grants During Year Ended December 31, 1999

                                         Individual Grants(/1/)                            Potential Realizable
                                    --------------------------------                         Value at Assumed
                                     % of Total                      Potential Realizable  Annual Rates of Stock
                           Shares     Options    Exercise              Value at Assumed   Price Appreciation for
                         Underlying  Granted to   Price                Initial Offering      Option Term(/3/)
                          Options   Employees in   Per    Expiration   Price of $15.00    -----------------------
Name                      Granted    1999(/2/)    Share      Date         Per Share           5%          10%
----                     ---------- ------------ -------- ---------- -------------------- ----------- -----------
Aaron Dobrinsky.........   80,000        3.6%     $0.56    08/02/04       $1,155,200      $ 1,486,538  $1,887,612
Joseph Korb.............   80,000        3.6%     $0.56    08/02/04       $1,155,200      $ 1,486,538  $1,887,612
Francis Elenio..........  240,000       10.8%     $0.56    08/02/09       $3,465,600       $5,729,021  $9,202,473

--------
(1) Each of these options was granted pursuant to the 1999 Stock Option Plan of GoAmerica Communications Corp. and is subject to the terms of such plan. In connection with our reorganization, such options are exercisable into shares of our common stock. All these options vested immediately.
(2) In 1999, we granted options to purchase an aggregate of 2,216,008 shares of common stock to our employees. The percentage calculation excludes options to purchase 192,000 shares of common stock granted to our non-employee directors during 1999.
(3) Amounts represent hypothetical values that could be achieved for the respective options if exercised at the end of the option term. These values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based on the initial offering price of $15.00 per share. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

                          1999 Year-End Option Values

                                     Number of Options at      Value of In-the-
                                         December 31,                Money
                                             1999                Options(/1/)
                                     ------------------------ -------------------
Name                                  Vested       Unvested     Vested   Unvested
----                                 ------------ ----------- ---------- --------
Aaron Dobrinsky.....................       80,000        --   $1,155,200  $ --
Joseph Korb.........................       80,000        --    1,155,200    --
Francis Elenio......................      240,000        --    3,465,600    --

--------
(1) The value of the options is determined by subtracting the exercise price per share from the proposed initial public offering price per share offered hereby, multiplied by the number of shares underlying the options.

   There were no options exercised during the year ended December 31, 1999.

GoAmerica Communications Corp. 1999 Stock Option Plan

   The GoAmerica Communications Corp. 1999 Stock Option Plan was adopted by the board of directors of GoAmerica Communications Corp. and became effective on August 3, 1999. Such plan was approved by the stockholders of GoAmerica Communications Corp. effective on such date. On December 9, 1999 the board of directors of GoAmerica Communications Corp. determined that, upon the closing of our reorganization, no additional awards would be issued under the 1999 Stock Option Plan. As of the closing of our reorganization, the outstanding options to purchase 1,916,000 shares of common stock of GoAmerica Communications Corp. became, by their terms, options to purchase 1,916,000 shares of GoAmerica, Inc. common stock, otherwise in accordance with the terms and conditions of the 1999 Stock Option Plan. Accordingly, our board of directors has reserved 1,916,000 shares of our common stock for issuance upon exercise of these options. The outstanding option under the 1999 Stock Option Plan are governed by the compensation committee of our board of directors subject to the terms of the 1999 Stock Option Plan.

   All the options granted under the 1999 Stock Option Plan were made to employees of GoAmerica Communications Corp. and are non-qualified stock options. All such options terminate not more than ten years from the date of grant, subject to earlier termination upon or after a fixed period following each optionee's death, disability or termination of employment with us. The vesting provisions of each outstanding option was determined by the board of directors of GoAmerica Communications Corp. and such options are not generally assignable or otherwise transferable except by will or as per the laws of descent and distribution. In the event of certain changes in control, and in such other circumstances as set forth in the 1999 Stock Option Plan, the administrator shall, in its equitable discretion, make adjustments in the terms and conditions of any then outstanding stock options.

GoAmerica, Inc. 1999 Stock Plan

   The 1999 Stock Plan was adopted by our board of directors on December 9, 1999 and approved by our stockholders on December 31, 1999. The 1999 Stock Plan was effective as of December 9, 1999 and shall remain in effect until terminated by our board of directors. The total number of shares of common stock with respect to which awards may be granted under this plan is 4,800,000, which amount shall be adjusted in accordance with the terms of the plan and to an amount equal to twenty percent of the shares of our common stock outstanding on December 31, 2000, and each December 31 thereafter. In no event shall such annual adjustment decrease the shares available for issuance. Those eligible to receive stock option grants under the 1999 Stock Plan include our employees, directors and consultants. The 1999 Stock Plan is administered by the compensation committee of our board of directors. As of December 31, 1999, there were outstanding options to purchase 524,008 shares of common stock under our 1999 Stock Plan. We also issued options to purchase an additional 1,559,400 shares of Common Stock under our 1999 Stock Plan in 2000, through the date of this Prospectus. Of such options, 848,000 were issued during January with an exercise price of $5.02 per share and the remaining options were issued during February and March with exercise prices of $15.00 per share.

   Subject to the provisions of the 1999 Stock Plan, the administrator of the 1999 Stock Plan has the discretion to determine the optionees and/or grantees, the type of options to be granted, the vesting provisions, the terms of the grants and other related grant provisions. The exercise price of an incentive stock option may not be less than the fair market value per share of the common stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the voting power of all classes of our capital stock, not less than 110% of the fair market value per share on the date of grant. The exercise price of a non-qualified stock option may not be less than 85% of the fair market value per share of the common stock on the date of grant. Fair market value is determined by the plan administrator in good faith. We anticipate that following consummation of this offering, fair market value shall be determined in accordance with the closing sales price of our common stock as quoted on the Nasdaq National Market. The 1999 Stock Plan also allows for the grant of restricted stock and other awards, in the discretion of the plan administrator.

   Incentive stock options granted under the 1999 Stock Plan terminate not more than ten years from the date of grant, subject to earlier termination upon or after a fixed period following the optionee's death, disability or termination of employment with us. The term of non-qualified option grants is not limited, provided that the term of any options, including incentive stock options and non-qualified options, granted to a holder of more than 10% of the capital stock may be no longer than five years. Options granted under the 1999 Stock Plan will vest in the manner determined by the plan administrator. Options are not assignable or otherwise transferable except by will or as per the laws of descent and distribution. In the event of certain mergers, a reorganization, or consolidation of us with or into another corporation or the sale of all or substantially all our assets or all of our capital stock in which the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to provide accelerated vesting of outstanding options.

Employee Stock Purchase Plan

   Our Employee Stock Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions and at a discount from fair market value. The plan was approved by our board of directors on December 9, 1999 and was approved by our stockholders on December 31, 1999. The plan became effective on December 9, 1999. The total number of shares of common stock with respect to which purchases may be made under the plan is 4,000,000, which amount shall be adjusted in accordance with the terms of the plan. The Employee Stock Purchase Plan will be administered by our compensation committee.

   Eligible employees may purchase up to a maximum fair market value of $25,000 for all purchases ending within the same calendar year under this plan. Our employees are eligible to participate if they are employed by us for at least 20 hours per week and for more than five months in any calendar year and do not own 5% or more of our voting stock. The initial offering period under the plan will commence on the date that the registration statement with respect to this offering is declared effective by the Securities and Exchange Commission and ends on or about December 31, 2000. It is currently contemplated that new offering periods will commence every six months thereafter. The purchase price per share for our common stock under the plan will be equal to the lower of 85% of the fair market value of our common stock on the first or last day of each purchase period. Employees may end their participation under the plan at any time prior to the exercise date of any one purchase period and, generally, such participants shall be automatically terminated upon termination of employment. In the event we are the surviving corporation in any merger, reorganization or other business combination, options to purchase shares issued under the plan shall be assumed. A dissolution or liquidation or a merger or consolidation in which we are not the surviving entity will cause each option then outstanding to terminate. Generally, our board of directors can amend, modify or terminate the plan at any time provided the rights of plan participants are not impaired. The plan terminates on December 31, 2004 unless earlier terminated by our board of directors.

Employment Agreements, Non-Competition, Non-Disclosure and Invention Assignment Agreements

   Mr. Dobrinsky is a party to an agreement with us effective December 31, 1999 under which he serves as our Chairman of the Board, President and Chief Executive Officer at a base salary of $225,000, subject to annual adjustment. Mr. Korb is a party to an agreement with us effective December 31, 1999 under which he serves as our Executive Vice President at a base salary of $225,000, subject to annual adjustment. Mr. Elenio is a party to an agreement with us effective December 31, 1999 under which he serves as our Chief Financial Officer, Treasurer and Secretary at a base salary of $150,000, subject to annual adjustment. Mr. Odom is a party to an agreement with us effective December 31, 1999 under which he serves as our Vice President, Network Operations and Technology at a base salary of $125,000, subject to annual adjustment, with a minimum bonus of $25,000. The Compensation Committee may award any or all of these individuals additional bonus payments or option grants in its discretion. The initial term of each such agreement is for three years and renews annually for one year periods thereafter. In the event Mr. Dobrinsky, Mr. Korb or Mr. Elenio is terminated without cause, resigns for good reason or, in the case of each of Mr. Dobrinsky and Mr. Korb, is not reelected to our board of directors, he shall be entitled to severance in an amount to include all payments that otherwise would have been paid to him through the end of the then current term of the agreement. However, in no event shall such severance amount be less than such employee's then current one year annual base salary, or if such termination occurs after the third anniversary of the effective date of such employee's agreement, such amount shall be no less than such employee's then current annual salary plus one-twelfth of such annual salary for each year of employment commenced beyond such anniversary date. If Mr. Odom is terminated without cause or resigns for good reason, we must pay Mr. Odom salary and benefits for a period of six months from the date of such termination or resignation. In the event any of the foregoing employees dies or is terminated for disability, he or his representative shall be entitled to continued payments of base salary for a period of one year plus, in the case of termination for disability, certain other benefits. Each of Mr. Dobrinsky and Mr. Korb will also receive $800 per month in automobile allowances and will be reimbursed for additional automobile expenses incurred in connection with their duties. In addition, each of Mr. Dobrinsky and Mr. Korb also is the beneficiary of a term life insurance policy in his respective name, in the face amount of up to $1.0 million, for which we pay the premiums. Each employment agreement also contains certain non-competition, non-solicitation, invention assignment and confidentiality provisions and also requires that we maintain standard directors and officers insurance of no less than $10.0 million.

   We require that all employees sign an agreement with us pursuant to which they agree to maintain the confidentiality of our proprietary information, to assign any inventions to us, and to agree not to solicit our customers, suppliers or employees away from us.

Compensation Committee Interlocks and Insider Participation

   Until our board of directors formed its compensation committee on December 9, 1999, the compensation of our executive officers during 1999 was determined by the entire board of directors. The compensation committee consists of Messrs. Blumenstein, Docter and Seybold. There are no compensation committee interlocks.

   Since our inception in 1996, we consummated several rounds of private equity financing. Certain of these transactions included issuances of our capital stock to individuals who serve on our board of directors. In addition, certain individuals were granted options or issued warrants to purchase shares of our common stock.

Robi            . CIBC WMV Inc. purchased 7,500 shares of Series A Preferred
Blumenstein       Stock on June 25, 1999 for an aggregate of $7.5 million. Mr.
                  Blumenstein serves on our board of directors as the representative of CIBC WMV Inc. Such shares of Series A
                  Preferred Stock shall convert into an aggregate of 5,741,632 shares of common stock upon completion of this offering.

                . Granted options to purchase 32,000 shares of common stock at an exercise price of $1.31 per share on December 31, 1999. One third of such options shall vest on each of the first, second and third anniversaries from the date of grant.

Aaron           . Purchased 8,533,280 shares of common stock on August 8, 1996
Dobrinsky         for an aggregate of $533.33 upon founding of GoAmerica.

                . Granted options to purchase 80,000 shares of common stock at an exercise price of $0.56 per share on August 3, 1999. All such options vested immediately.

                . Granted options to purchase 160,000 shares of common stock at an exercise price of $5.02 per share on January 6, 2000. All of such options vested immediately.

Alan Docter     . Purchased 800,000 shares of common stock on October 15, 1996 for an aggregate of $250,000.

                . Purchased, on January 31, 1998, 141,440 shares of common stock and warrants to purchase 26,560 shares of common stock at an exercise price of $1.23 per share, for an aggregate of $130,000.

                . Purchased, on September 22, 1998, 536,672 shares of common stock and warrants to purchase 398,576 shares of common stock at an exercise price of $1.51 per share, for an aggregate of $500,000. Such warrants were issued in connection with Mr. Docter's assistance in our equity financing efforts.

                . Received warrants to purchase 53,664 shares of common stock on May 15, 1999 at an exercise price of $.00125 per share in connection with the May 1999 Agreement set forth below.

                . Purchased 130,816 shares of common stock pursuant to certain pre-emptive rights on November 30, 1999 for an aggregate of $136,703.

                . Purchased 320 shares of Series A Preferred Stock pursuant to certain pre-emptive rights on November 30, 1999 for an aggregate of $320,000. Such shares of Series A Preferred Stock shall convert into an aggregate of 244,984 shares of common stock upon completion of this offering.

                . Granted options to purchase 32,000 shares of common stock at an exercise price of $1.31 per share on December 31, 1999. One third of such options shall vest on each of the first, second and third anniversaries from the date of grant.

Joseph Korb     . Purchased 4,266,720 shares of common stock on October 7,
                  1996 for an aggregate of $266.67.

                . Granted options to purchase 80,000 shares of common stock at an exercise price of $0.56 per share on August 3, 1999. All such options vested immediately.

                . Granted options to purchase 160,000 shares of common stock at an exercise price of $5.02 per share on January 6, 2000. All of such options vested immediately.

Mark Kristoff   . Purchased 160,000 shares of common stock on October 15, 1996 for an aggregate of $50,000.

                . Purchased 156,336 shares of common stock on September 22,
                  1998 for an aggregate of $150,000.

                . Received warrants to purchase 15,632 shares of common stock on May 15, 1999 at an exercise price of $.00125 per share in connection with the May 1999 agreement set forth below.

                . Granted options to purchase 32,000 shares of common stock at an exercise price of $1.31 per share on December 31, 1999. One third of such options shall vest on each of the first, second and third anniversaries from the date of grant.

Zachary         . Zackfoot Investment LLC purchased 9,600 shares of common
Prensky stock for a purchase price of $10,686 and received 49,568 shares of common stock and warrants to purchase 139,504 shares of common stock at an exercise price of $1.51 per share on May 28, 1998 in connection with Zackfoot Investment LLC's assistance in our equity financing efforts. Mr. Prensky was Chief Executive Officer and Chairman of Zackfoot Investment LLC.

                . Zackfoot Investment LLC purchased 3,200 shares of common stock for a purchase price of $3,562 and received 3,328 shares of common stock and warrants to purchase 51,760 shares of common stock at an exercise price of $1.93 per share on June 30, 1998 in connection with Zackfoot Investment LLC's assistance in our equity financing efforts.

                . Zackfoot Investment LLC received warrants to purchase 9,848 shares of common stock on May 19, 1999 at an exercise price of $.00125 per share in connection with the May 1999 agreement set forth below.

                . Granted options to purchase 32,000 shares of common stock at an exercise price of $1.31 per share on December 31, 1999. One third of such options shall vest on each of the first, second and third anniversaries from the date of grant.

   We also entered into a financial services consulting agreement with CIBC World Markets Corp. pursuant to which CIBC was engaged to evaluate certain potential financial and strategic initiatives. Mr. Blumenstein is the designee of CIBC WMV, Inc. on our Board of Directors. In exchange for such services, we paid a retainer fee of $50,000 to CIBC World Markets Corp. In connection with the issuance and sale of our Series B Preferred Stock in January 2000, we paid CIBC World Markets, Inc. $780,000 in cash and issued 226,816 shares of our common stock. CIBC paid a finder's fee to a third party. For all future transactions for which CIBC is entitled to compensation, if any, we have agreed to pay a transaction fee in the amount of 6% of gross proceeds raised in such a financing transaction, excluding this offering. Such payment for services, if any, will be made one-half in cash and one-half in our equity securities. This agreement will terminate upon the closing of this offering.

 The May 1999 Agreements with Certain Prior Investors

   In May 1999, each of GoAmerica, Aaron Dobrinsky, Joseph Korb and certain prior investors, including Zackfoot Investments LLC, of which Mr. Prensky was a managing director, and Alan Docter, entered into various agreements, including a settlement agreement and release. The settlement agreement and release resulted from claims by such investors that they were entitled to additional securities of GoAmerica, at no additional cost, as a result of the issuance of certain GoAmerica securities and the granting of certain rights by GoAmerica to subsequent third party investors on terms and conditions alleged to be more favorable, than were provided to the investors making such claims, including the valuation of securities purchased. All parties entered the settlement agreement and release without admission of any liability or wrongdoing. In connection with the May 1999 agreements, we agreed to issue to such investors warrants to purchase an aggregate of 549,000 shares of common stock and each of Messrs. Dobrinsky and Korb agreed to issue to such investors options to purchase an aggregate of 75,880 and 37,968 shares of the common stock held by each of them respectively. As a result of such agreements, we recorded a non-cash charge of approximately $297,000 during 1999. We anticipate that all such options and warrants will be exercised as of the consummation of this offering.

Key Person Insurance

   We maintain, and are the beneficiary of, life insurance policies on the life of Aaron Dobrinsky in the aggregate amount of $3.0 million. We have applied for similar life insurance on the life of Joseph Korb in the amount of $3.0 million for which we will be the beneficiary. There can be no assurance that such insurance on Mr. Korb will be obtained. We do not intend to maintain key person life insurance on any of our other executive officers or key personnel.

Limitation of Liability and Indemnification of Directors and Officers

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Upon the completion of this offering, we expect to have director and officer liability insurance in the minimum amount of $25,000,000 with respect to claims made against our directors and officers, including matters arising under the Securities Act.

   We have also entered into written agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for judgments, fines, settlement amounts and expenses, including attorneys' fees, incurred by any of these persons in any action or proceeding, including any action by or in the right of GoAmerica, Inc. arising out of that person's services as our director or executive officer, or as a director or executive officer of any of our subsidiaries or any other company or enterprise to which such person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

   There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

   Transactions involving each of Robi Blumenstein, Aaron Dobrinsky, Alan Docter, Joseph Korb, Mark Kristoff and Zachary Prensky are included under the heading Compensation Committee Interlocks and Insider Participation. Those transactions occurred while each such individual was serving on our board of directors and, in the case of Mr. Dobrinsky, while he was also serving as our president and chief executive officer.

   Francis Elenio, our chief financial officer, treasurer and secretary, was granted options to purchase 240,000 shares of GoAmerica Communications Corp. common stock for $0.56 per share on August 3, 1999 in his capacity as an officer of GoAmerica Communications Corp. In connection with our reorganization on December 31, 1999, all such options are now exercisable into shares of our common stock. Mr. Elenio also was granted options to purchase 80,000 shares of common stock for $5.02 per share on January 6, 2000. All such options are immediately exercisable.

   In July 1998, we entered into a consulting arrangement with Andrew Seybold Group LLC, pursuant to which we are obligated to pay Mr. Seybold's firm $3,000 per month for consulting services and expertise relating to the wireless data and communications industry. On December 31, 1999, our compensation committee granted Mr. Seybold options to purchase 64,000 shares of our common stock at $1.31 per share in connection with his services to be rendered as a member of our board of directors. One third of such options shall vest on each of the first, second and third anniversaries from the date of grant.

   In January 2000, we issued and sold an aggregate of 648,057 shares of Series B Convertible Preferred Stock to Dell USA L.P., Carousel Capital Partners, L.P., Forstmann Little & Co. Equity Partnership - VI, L.P. and Impact Venture Partners, L.P. Mr. Schwab, a managing director of Carousel Capital Partners, serves as the designee of Forstmann Little on our board of directors. Adam Dell, managing partner of Impact Venture Partners, was elected to our board of directors in February 2000 as the designee of Dell USA L.P. Each of Mr. Dell and Mr. Schwab was granted options in February 2000 to purchase 32,000 shares of common stock at $15.00 per share. One third of such options shall vest on each of the first, second and third anniversaries from the date of grant.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth as of February 28, 2000, as adjusted to give effect to the sale of common stock offered hereby, certain information regarding beneficial ownership of our common stock by:

  . each person or group of affiliated persons we expect to be the beneficial owner of more than 5% of the outstanding shares of common stock;

  .  each director;

  .  each Named Executive Officer;

  .  and all directors and Named Executive Officers as a group.

   The address for each officer is c/o GoAmerica, Inc., 401 Hackensack Avenue, Hackensack, New Jersey 07601.

                                                      Percentage/(2)/
                                              --------------------------------
Name                              Shares/(1)/ Prior to Offering After Offering
----                              ----------- ----------------- --------------
Aaron Dobrinsky/(3)/.............  8,425,248        22.5%            17.8%
Dobrinsky Family Holdings,
 L.P./(4)/.......................  4,092,624        11.0              8.7
Dobrinsky Business Holdings,
 L.P./(4)/.......................  2,455,560         6.6              5.2
CIBC WMV Inc./(5)/...............  5,741,632        15.5             12.2
Robi Blumenstein/(6)/............        --          --               --
Joseph Korb/(7)/.................  4,332,752        11.6              9.2
Korb Business Holdings,
 L.P./(8)/.......................  2,046,376         5.5              4.3
Dell USA L.P./(9)/...............  2,592,224         7.0              5.5
Adam Dell/(10)/..................    598,208         1.6              1.3
Alan Docter/(11)/................  2,684,872         7.1              5.6
Mark Kristoff/(12)/..............    331,968           *                *
Francis Elenio/(13)/.............    320,000           *                *
Zachary Prensky/(14)/............    218,320           *                *
Nelson Schwab/(15)/..............  1,296,112         3.5              2.8
Andrew Seybold...................        --          --               --
All executive officers and
 directors as a group (10
 persons)/(16)/.................. 18,207,480        47.2%            37.5%

--------
*    Less than 1%.
 (1) Beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has a right to acquire within 60 days after February 28, 2000 through the exercise of any stock options or warrants. We have also assumed the conversion of all outstanding shares of Preferred Stock into shares of our common stock upon completion of this offering. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power with respect to all shares of capital stock listed as owned by such person or entity.
 (2) Applicable percentage of ownership is based on an aggregate of 37,136,760 shares of common stock outstanding on February 28, 2000 (including 8,038,304 shares of common stock to be issued upon conversion of all outstanding shares of Series A Preferred Stock and 5,184,456 shares of common stock issuable upon conversion of our Series B Preferred Stock upon completion of the offering) and an aggregate of 47,136,760 shares of common stock outstanding after the completion of this offering.
 (3) Includes 240,000 shares subject to options that are immediately exercisable. Also includes 4,092,624 shares held by Dobrinsky Family Holdings, L.P. and 2,455,560 shares held by Dobrinsky Business Holdings, L.P.

 (4) Mr. Dobrinsky has voting and dispositive power with respect to the shares of common stock held by Dobrinsky Family Holdings, L.P. and Dobrinsky Business Holdings, L.P.
 (5) Represents 5,741,632 shares to be issued in connection with the conversion of 7,500 shares of Series A Preferred Stock upon completion of this offering. Excludes 226,816 shares of common stock issued to CIBC World Markets, Inc. for services rendered in connection with the Series B Preferred Stock Financing.
 (6) Mr. Blumenstein is the designee of CIBC WMV, Inc. on our board of directors. Mr. Blumenstein does not have the power to vote or direct the vote of and to dispose or direct the disposition of the shares owned by CIBC WMV Inc. Accordingly, Mr. Blumenstein expressly disclaims beneficial ownership of such shares.
 (7) Includes 240,000 shares subject to options that are immediately exercisable. Also includes 2,046,376 shares held by Korb Business Holdings, L.P.
 (8) Mr. Korb has voting and dispositive power with respect to the shares of common stock held by Korb Business Holdings, L.P.
 (9) Represents 2,592,224 shares of common stock to be issued in connection with the conversion of the Series B Preferred Stock.

(10) Represents 598,208 shares of common stock to be issued in connection with the conversion of the Series B Preferred Stock owned by Impact Venture Partners, L.P., of which Mr. Dell serves as managing partner. Mr. Dell expressly disclaims beneficial ownership of such shares except with respect to his proportionate interest in the limited partnership.
(11) Includes 244,984 shares to be issued in connection with the conversion of 320 shares of Series A Preferred Stock upon completion of this offering. Also includes 478,800 shares subject to warrant agreements that are immediately exercisable.
(12) Includes 15,632 shares subject to a warrant agreement that is immediately exercisable.
(13) Represents 320,000 shares subject to options that are immediately exercisable.
(14) Includes 139,504 shares subject to a warrant agreement in the name of Zackfoot Investments, LLC that is immediately exercisable.
(15) Represents 1,296,112 shares of common stock to be issued in connection with the conversion of the Series B Preferred Stock owned by Carousel Capital Partners, L.P., of which Mr. Schwab serves as a managing director. Mr. Schwab expressly disclaims beneficial ownership of such shares except with respect to his proportionate interest in the limited partnership.
(16) See notes 3 through 15.

                          DESCRIPTION OF CAPITAL STOCK

General

   GoAmerica Communications Corp. was incorporated in Delaware in 1996. In December 1999, GoAmerica, Inc. was incorporated in Delaware and each of the stockholders of GoAmerica Communications Corp. exchanged all their outstanding shares of common stock and preferred stock of that company for newly issued shares of GoAmerica, Inc. with equivalent rights and preferences. As a result, GoAmerica Communications Corp. became a wholly-owned subsidiary of GoAmerica, Inc. In addition, each outstanding warrant and option to purchase shares of common stock of GoAmerica Communication Corp. is now exercisable for shares of common stock of GoAmerica, Inc.

   Upon consummation of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 4,351,943 shares of undesignated preferred stock, par value $0.01 per share. At December 31, 1999, after giving effect to the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock upon consummation of this offering, 47,136,760 shares of common stock were outstanding and held by 77 stockholders. The following statements are brief summaries of certain provisions with respect to our capital stock contained in our certificate of incorporation and bylaws, copies of which have been filed as exhibits to our registration statement. See "Where You Can Find More Information." The following summary is qualified in its entirety by reference to such documents.

Common Stock

   The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

   The preferred stock is issuable from time to time in one or more series and with such designations, preferences and other rights for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. The board of directors is authorized by our Certificate of Incorporation to determine, among other things, the voting, dividend, redemption, conversion, exchange and liquidation powers, rights and preferences and the limitations thereon pertaining to such series. The board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of the common stock and that could have certain anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of us or the removal of existing management.

Warrants

   At December 31, 1999, we had outstanding warrants to purchase an aggregate of 1,276,800 shares of our common stock. The weighted average exercise price of the warrants is $1.17 per share. Any warrant may be exercised by applying the value of a portion of the warrant, which is equal to the number shares issuable under the warrant being exercised multiplied by the fair market value of a share of our common stock, less the per share exercise price, in lieu of payment of the exercise price per share. Of such warrants, an aggregate of

848,912 will expire in 2001, an aggregate of 42,880 will expire in 2003, an aggregate of 65,008 will expire in 2004, and an aggregate of 320,000 will expire in 2008.

Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions

   Provisions of Delaware law and our certificate of incorporation and bylaws could make it difficult for a third party to acquire us and to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of GoAmerica to negotiate first with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of the terms of the proposal.

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  . on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the corporation's voting stock not owned by the interested stockholder.

   A "business combination" generally includes a merger, sale of assets or stock, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

   Our certificate of incorporation provides that, effective upon the closing of this offering, the terms of office of the members of the board of directors will be divided into three classes: Class A, whose term will expire at the annual meeting of stockholders to be held in 2001, Class B, whose term will expire at the annual meeting of stockholders to be held in 2002, and Class C, whose term will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our bylaws permit the board of directors to increase or decrease the size of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of GoAmerica.

   Furthermore, our certificate of incorporation and bylaws also provide that:

  . the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of GoAmerica shall be required to adopt, amend or repeal any provision of our bylaws;

  . upon the closing of this offering, stockholders of GoAmerica may not take any action by written consent;

  . upon the closing of this offering, special meetings of stockholders may be called only by our president, the chairman of our board of directors or a majority of our board of directors and business transacted at any such special meeting shall be limited to matters relating to the purposes set forth in the notice of such special meeting;

  . our board of directors, when evaluating an offer related to a tender or exchange offer or other business combination, is authorized to give due consideration to any relevant factors, including the social, legal and economic effects upon employees, suppliers, customers, creditors, the community in which we conduct business, and the economy of the state, region and nation; and

  . the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of GoAmerica shall be required to amend the above provisions or the limitations on director liability.

   The Delaware statute, the undesignated authorized preferred stock and the foregoing provisions of our certificate of incorporation and our bylaws may discourage certain types of transactions involving an actual or potential change in control of GoAmerica and could have the effect of delaying, deterring or preventing a change in control of GoAmerica. In addition, in the event of certain mergers, a reorganization or consolidation of GoAmerica with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to accelerate vesting of options outstanding under our 1999 Stock Plan.

Registration Rights

   In October 1996, we entered into a registration rights agreement pursuant to which we granted registration rights to stockholders covering an aggregate of 5,501,216 shares of our common stock. Messrs. Docter and Kristoff are among such stockholders. Pursuant to the October 1996 registration rights agreement, at any time beginning six months after the effective date of this offering, the stockholders of at least a majority of such registrable shares of common stock have the right, subject to certain restrictions set forth therein, to require that we register, at our expense, on no more than two occasions any or all of their shares of common stock covered by such agreement.

   The October 1996 registration rights agreement also provides that, if at any time we propose to register any of our common stock under the Securities Act for sale to the public on either a Form S-1, Form S-2 or Form S-3 Registration Statement, those stockholders party to the agreement have unlimited piggyback registration rights at our expense, subject to certain restrictions, including the right of the managing underwriter in such offering to limit the amount of securities registered by such stockholders.

   In January 1998, we issued warrants to purchase 16,320 shares of our common stock and such shares have registration rights similar to the registration rights set forth in the October 1996 registration rights agreement.

   In June 1999, we entered into a registration rights agreement pursuant to which we granted registration rights to stockholders covering an aggregate of 7,655,512 shares of our common stock that will be issued upon the consummation of this offering and the automatic conversion of their shares of Series A Preferred Stock. This number of shares also included shares of Series A Preferred Stock sold in August 1999. CIBC WMV is one of the stockholders party to this agreement. Pursuant to the June 1999 registration rights agreement, at any time beginning 180 days after the effective date of this offering, the stockholders of at least 67% of such shares have the right, subject to certain restrictions set forth in the June 1999 registration rights agreement, to request that we register, at our expense, any or all of their shares.

   The June 1999 registration rights agreement also provides that, if at any time we propose to register any of our common stock under the Securities Act for sale to the public, the stockholders party to this agreement have unlimited piggyback registration rights at our expense, subject to certain restrictions, including the right of the managing underwriter to limit the amount of securities registered by such stockholders. In addition, the 1999 Registration Rights Agreement provides that under certain circumstances, stockholders party thereto may register up to fifty percent of the number of shares available to be sold in any secondary offering of our common stock.

   In January 2000, we entered into a registration rights agreement in which we granted registration rights to stockholders covering an aggregate of 5,184,456 shares of our common stock that will be issued upon the automatic conversion of their shares of Series B Preferred Stock upon the completion of this offering. Dell USA L.P., Impact Venture Partners, L.P., Carousel Capital Partners, L.P. and Forstmann Little Equity Partnership-VI, L.P. are the stockholders party to this agreement. The January 2000 registration rights agreement provides that at any time beginning 180 days after the effective date of this offering, the stockholders of at least 50% of such shares have the right, subject to certain restrictions, to request that we register, at our expense, any or all of their shares.

   The January 2000 registration rights agreement also provides that, if at any time we propose to register any of our common stock under the Securities Act for sale to the public, the stockholders party to this agreement have unlimited piggyback registration rights at our expense, subject to certain restrictions, including the right of the managing underwriter to limit the amount of securities registered by such stockholders. In the event that the holders of our Series B Preferred Stock, Series A Preferred Stock and Common Stock desire to register their shares together and there is a need to reduce the number of shares registered, the Series B Preferred Stock stockholders will have priority over other stockholders for the registration of their shares. This agreement also provides that under certain circumstances, these stockholders may register all of their shares available to be sold in any secondary offering of our common stock.

   Our underwriters have advised our stockholders that they may not participate in this offering or otherwise exercise any of their registration rights in connection herewith.

Listing

   Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "GOAM".

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. The transfer agent's address and telephone number is 40 Wall Street, New York, New York 10005, 718-921-8200.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have 47,136,760 shares of common stock outstanding. Of these shares, the 10,000,000 shares sold in the offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, will be freely transferable by persons other than "affiliates" of GoAmerica without restriction or further registration under the Securities Act. The remaining 37,136,760 outstanding shares will be "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, such as the exemption afforded by Rule 144.

   Each of GoAmerica, our officers and directors, and certain of our stockholders have entered into "lock-up" agreements with a representative of the underwriters, providing that, subject to certain exceptions, they will not offer, sell or otherwise dispose of any shares of common stock, or securities convertible into or exchangeable for common stock, or enter into any agreement to do so, for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. acting as a representative of the underwriters. Bear, Stearns & Co. Inc. may release any of such shares in its sole discretion at any time and without prior notice. Following expiration of the "lock-up" period, all the Restricted Shares will become eligible for sale at various times commencing immediately pursuant to Rule 144, subject to certain limitations described below. In addition, certain of the Restricted Shares may be sold upon expiration of the "lock-up" period if eligible stockholders elect to exercise available registration rights. See "Description of Capital Stock--Registration Rights."

   Rule 144, as currently in effect, provides that an affiliate of GoAmerica or a person, or persons whose sales are aggregated, who has beneficially owned Restricted Shares that were issued by GoAmerica or purchased by such person from a nonaffiliate of GoAmerica at least one year prior to such sale is entitled to sell, commencing 90 days after the date of this prospectus, within any three-month period, a number of shares that does not exceed the greater of
1% of the then outstanding shares of common stock (approximately    shares of
common stock immediately after this offering) and the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. However, a person who is not an "affiliate" of GoAmerica at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares that were issued by GoAmerica or purchased by such person from a nonaffiliate of GoAmerica at least two years prior to such sale, is entitled to sell such shares under Rule 144 without regard to the limitations described above.

   As of the date of this prospectus, there were outstanding options and warrants to purchase an aggregate of 3,716,808 shares of common stock. After giving effect to vesting provisions limiting the exercisability of all the outstanding options and the "lock-up" period applicable to certain option holders, none of these shares will become available for sale in the public market pursuant to Rules 144 and 701 under the Securities Act until at least 180 days after completion of this offering. Rule 701 relates to the sale of shares issuable under compensatory stock plans. 1,996,800 of such shares will become available for resale at the expiration of the "lock-up" period. We intend to register on a Form S-8 registration statement under the Securities Act, during the 180-day lock-up period, the resale of 6,716,000 shares of common stock issuable upon the exercise of outstanding options or reserved for issuance under the 1999 Stock Plan and the resale of 4,000,000 shares of common stock to be sold to employees pursuant to our Employee Stock Purchase Plan. See "Management--GoAmerica, Inc. 1999 Stock Option Plan" and "--Employee Stock Purchase Plan."

   Since there has been no public market for shares of the common stock prior to this offering, we are unable to predict the effect that sales made pursuant to Rules 144 or 701 under the Securities Act, or otherwise, may have on the prevailing market price of the shares of the common stock. Sales of a substantial amount of the common stock in the public market, or the perception that such sales could occur, could adversely affect the market prices of our stock. See "Risk Factors--Future sales of our common stock may negatively affect our stock price."

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

   Following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of the common stock applicable to non-U.S. holders of our common stock. For purposes of this discussion, a non-U.S. holder is any holder of our common stock that, for U.S. federal income tax purposes, is not a U.S. person (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder's particular facts and circumstances, such as being a U.S. expatriate, and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not and will not seek a ruling from the Internal Revenue Service with respect to the U.S. federal income and estate tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions set forth in this discussion.

   For purposes of this discussion, the term U.S. person means:

  .  a citizen or resident of the United States;

  . a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  . an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

Dividends

   A dividend paid to a non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from that withholding tax. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

   In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

   A non-U.S. holder that is eligible for a reduced rate of withholding tax pursuant to an applicable income tax treaty may be required to submit documentation to avail itself of that treaty and may be able to obtain a refund of any excess amounts withheld by GoAmerica by filing an appropriate claim for refund with the Internal Revenue Service.

Gain On Disposition Of Common Stock

   A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  . the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes);

  . the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  . we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its common stock. We believe that we are not and do not believe that we will become a "United States real property holding corporation" for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

   Generally, we would be required to report annually to the Internal Revenue Service the amount of dividends, if any, paid on the common stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report would be sent to the recipient. Pursuant to applicable income tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

   Dividends paid to a non-U.S. holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-U.S. holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to the dividends paid to non-U.S. holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a U.S. person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to non-U.S. holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such non-U.S. holder satisfies various certification requirements.

   Under current Treasury Regulations, the payment of the proceeds of the disposition of our common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-U.S. holder of our common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

  .  a U.S. person;

  .  a "controlled foreign corporation" for U.S. federal income tax purposes;
     or

  . a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business unless the broker has documentary evidence in its files of the holder's non-U.S. status and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of our common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

   In general, the recently finalized Treasury Regulations, described above, do not significantly alter substantive withholding and information reporting requirements but would alter procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-U.S. holders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on an investment in our common stock. Those final Treasury Regulations are generally effective for payments made after December 31, 2000.

   Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

Estate Tax

   An individual non-U.S. holder who owns our common stock at the time of his or her death or had made certain lifetime transfers of an interest in our common stock will be required to include the value of our common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

   The foregoing discussion is a summary of the principal U.S. federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by non-U.S. holders. Accordingly, investors are urged to consult their own tax advisors with respect to the income and estate tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in an underwriting agreement
dated     , 2000, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., Chase Securities Inc., U.S. Bancorp Piper Jaffray Inc., Wit SoundView Corporation and DLJdirect Inc., has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriters                                                    Number of Shares
------------                                                    ----------------
Bear, Stearns & Co. Inc........................................
Chase Securities Inc...........................................
U.S. Bancorp Piper Jaffray Inc.................................
Wit SoundView Corporation......................................
DLJdirect Inc..................................................
                                                                   ----------
  Total........................................................    10,000,000
                                                                   ==========

   The underwriting agreement provides that the obligations of the several underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess
of $     per share. The underwriters may allow, and dealers may re-allow,
concessions not in excess of $     per share on sales to other dealers. After
the initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 1,500,000 additional shares, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter's initial purchase commitment as indicated in the preceding table.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   Our directors, executive officers and stockholders, who collectively hold a total of 37,204,808 shares of common stock, have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable or exchangeable for our common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

   In addition, we have agreed that for a period of 180 days after the date of this prospectus we will not offer, sell or otherwise dispose of any shares of common stock except for the shares offered in this offering and any shares offered in connection with employee benefit plans, without the consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

   Prior to the offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations will be:

  .  our results of operations in recent periods;

  .  estimates of our business potential;

  .  an assessment of our management;

  .  prevailing market conditions; and

  .  the prices of similar securities of generally comparable companies.

   Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "GOAM." We cannot assure you, however, that an active or orderly trading market will develop for the common stock or that our common stock will trade in the public markets subsequent to the offering at or above the initial offering price.

   In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

   A prospectus in electronic format is available on an Internet Web site maintained by Wit SoundView Corporation's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers. An electronic prospectus is also available on the Web site maintained by DLJdirect Inc. Other than the prospectus in electronic format, the information on these Web sites and any information contained on any other Web site maintained by Wit Capital or DLJdirect Inc. is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

   Wit SoundView and DLJdirect Inc. intend to conduct an electronic distribution of some or all of the GoAmerica shares allocated to each such firm by accepting indications of interest through their respective Web sites. Each firm will reconfirm electronically the indications of interest received and otherwise distribute the GoAmerica shares pursuant to the procedures of each firm previously cleared with the Securities and Exchange Commission.

   Other than their respective participation as underwriters in this offering, none of the underwriters has any relationship with GoAmerica, or any of its founders or significant stockholders, except as follows. In January 2000, GoAmerica and DLJdirect Inc. entered into a co-marketing arrangement pursuant to which each party features the services of the other. There are no payment or fee obligations which arise from this co-marketing relationship.

   The underwriters have reserved for sale, at the initial public offering price, up to 600,000 shares of common stock for employees, directors and other persons associated with us who express an interest in purchasing these shares of common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

   The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

   The following table shows the underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per share..........................................  $            $
   Total..............................................  $            $

   Other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) payable by us are expected to be approximately $1.4 million.

                                 LEGAL MATTERS

   The validity of the shares of the common stock offered hereby will be passed upon by Buchanan Ingersoll Professional Corporation, Princeton, New Jersey. Certain legal matters in connection with the offering will be passed upon for the underwriters by Sidley & Austin, New York, New York.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   John D. Hilcher, CPA, independent auditor, has audited the financial statements of the business segment ZAP.IT for the six month period ended June 30, 1998 as set forth in his report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on John D. Hilcher's report, given on his authority as an expert in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock offered hereby. This prospectus does not contain all the information which is in the registration statement. We refer to the registration statement and to the exhibits and schedules filed with the Registration Statement for further information with respect to us and the shares of common stock offered in this prospectus. Statements contained herein as to the content of any contract or other document are materially complete. However, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, and each such statement is qualified in its entirety by such reference.

   The registration statement and the exhibits and schedules thereto may be inspected without charge at the Public Reference Room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such documents may be obtained from the Public Reference Room of the Commission at prescribed rates. This material also may be obtained on the Commission's website at http://www.sec.gov. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1(800) SEC-0330.

   We intend to furnish our stockholders with annual reports containing financial statements certified by our independent accountants and make available quarterly reports containing unaudited financial information for the first three quarters of each year.

                                GOAMERICA, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
GoAmerica, Inc.

Report of Independent Auditors...........................................  F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999.............  F-3

Consolidated Statements of Operations for the years ended December 31,
 1997, 1998 and 1999.....................................................  F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1997, 1998 and 1999..................................  F-5

Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1998 and 1999.....................................................  F-6

Notes to Consolidated Financial Statements...............................  F-7

ZAP.IT Business Segment

Report of Independent Auditors........................................... F-19

Statement of Operations from Business Segment for the period beginning
 January 1, 1998 and ended July 14, 1998................................. F-20

Statement of Cash Flows from Business Segment for the period beginning
 January 1, 1998 and ended July 14, 1998................................. F-21

Notes to Financial Statements of Business Segment........................ F-23

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
GoAmerica, Inc.

   We have audited the accompanying consolidated balance sheets of GoAmerica, Inc. and subsidiary, as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GoAmerica, Inc. and subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

MetroPark, New Jersey
February 23, 2000, except for the third paragraph of Note 14 as to which the date is March 17, 2000

                                GOAMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     Pro forma
                                                                   Stockholders'
                                              December 31,            Equity
                                        -------------------------  -------------
                                                                   December 31,
                                                                       1999
                                           1998          1999        (Note 13)
                                        -----------  ------------  -------------
Assets
Current assets:
  Cash and cash equivalents...........  $ 1,960,954  $  6,343,793
  Accounts receivable, less allowance
   for doubtful accounts of $20,000 in
   1998 and $75,000 in 1999...........      199,021       541,865
  Merchandise inventories.............       66,222       589,307
  Prepaid expenses and other..........       34,149       471,455
                                        -----------  ------------
Total current assets..................    2,260,346     7,946,420
Property, equipment and leasehold
 improvements, net....................      643,692       959,243
Deferred costs........................                    510,748
Investment in DataRover Mobile
 Systems, Inc. .......................                    255,700
Other assets..........................      105,945        84,573
                                        -----------  ------------
                                        $ 3,009,983  $  9,756,684
                                        ===========  ============
Liabilities, redeemable convertible
 preferred stock and stockholders'
 equity (deficit)
Current liabilities:
  Accounts payable....................  $   165,383  $  3,837,715
  Accrued expenses....................      604,806     1,460,936
  Capital lease obligations...........                    157,854
  Deferred income.....................       14,508        64,300
                                        -----------  ------------
Total current liabilities.............      784,697     5,520,805
Other liabilities.....................                    139,274
Commitments and contingencies
Series A redeemable convertible
 preferred stock, $.01 par value,
 authorized: none in 1998 and 10,500
 shares in 1999; issued and
 outstanding: none in 1998; 10,500
 shares in 1999, and none pro forma
 1999, $10,500,000 liquidation
 preference...........................                 20,755,323   $       --
Stockholders' equity (deficit):
  Preferred stock $.01 par value,
   authorized: 5,000,000 shares in
   1998 and 1999; issued and
   outstanding: none in 1998 and 1999;
   none pro forma 1999................
  Common stock, $.01 par value;
   authorized: 40,000,000 in 1998, and
   100,000,000 shares in 1999,
   respectively; issued and
   outstanding: 21,327,776 in 1998 and
   23,687,184 shares in 1999,
   respectively, and 37,136,760 shares
   pro forma 1999.....................      213,278       236,872       371,368
  Additional paid-in capital..........    5,855,432     5,483,655    51,294,482
  Deferred employee compensation......                 (7,067,533)   (7,067,533)
  Accumulated deficit.................   (3,843,424)  (15,311,712)  (15,311,712)
                                        -----------  ------------   -----------
Total stockholders' equity (deficit)..    2,225,286   (16,658,718)  $29,286,605
                                        -----------  ------------   ===========
                                        $ 3,009,983  $  9,756,684
                                        ===========  ============

                            See accompanying notes.

                                GOAMERICA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year ended December 31
                                        --------------------------------------
                                           1997         1998          1999
                                        -----------  -----------  ------------
Revenues:
  Subscriber..........................  $   114,524  $   359,364  $  1,182,695
  Equipment...........................       33,431      449,027     1,341,356
  Other...............................       24,775       18,264       206,496
                                        -----------  -----------  ------------
                                            172,730      826,655     2,730,547
Costs and expenses:
  Cost of subscriber revenue..........       87,551      303,477     4,051,182
  Cost of equipment revenue...........       14,960      532,074     1,648,160
  Sales and marketing.................      242,708      908,694     3,283,021
  General and administrative..........      841,090    1,549,188     4,809,232
  Depreciation and amortization.......       32,384      123,616       275,067
  Settlement costs....................                                 297,310
                                        -----------  -----------  ------------
                                          1,218,693    3,417,049    14,363,972
                                        -----------  -----------  ------------
Loss from operations..................   (1,045,963)  (2,590,394)  (11,633,425)
  Interest income.....................                    13,685       165,137
                                        -----------  -----------  ------------
Net loss..............................  $(1,045,963) $(2,576,709) $(11,468,288)
                                        ===========  ===========
Beneficial conversion feature and
 accretion of redemption value of
 mandatorily redeemable convertible
 preferred stock......................                             (10,463,472)
                                                                  ------------
Net loss applicable to common
 stockholders.........................                            $(21,931,760)
                                                                  ============
Basic net loss per share applicable to
 common stockholders..................  $     (0.07) $     (0.14) $      (1.02)
Diluted net loss per share applicable
 to common stockholders...............  $     (0.06) $     (0.14) $      (1.00)
                                        ===========  ===========  ============
Weighted average shares used in
 computation of basic net loss per
 share applicable to common
 stockholders.........................   16,083,028   18,391,368    21,590,259
Weighted average shares used in
 computation of diluted net loss per
 share applicable to common
 stockholders.........................   16,518,052   18,826,392    22,025,283
Pro forma basic net loss per share
 (unaudited)..........................                            $      (0.45)
Pro forma diluted net loss per share
 (unaudited)..........................          --           --   $      (0.45)
                                                                  ============
Weighted average shares used in
 computation of pro forma
 basic net loss per share
 (unaudited)..........................          --           --     25,257,560
Weighted average shares used in
 computation of pro forma diluted net
 loss per share (unaudited)...........          --           --     25,692,584



                            See accompanying notes.

                                GOAMERICA, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                Period from January 1, 1997 to December 31, 1999

                                                                                          Total
                            Common Stock     Additional     Deferred                  Stockholders'
                         -------------------   Paid-in      Employee    Accumulated      Equity
                           Shares    Amount    Capital    Compensation    Deficit       (Deficit)
                         ---------- -------- -----------  ------------  ------------  -------------
Balance at January 1,
 1997................... 16,000,000  160,000 $   840,000  $       --    $   (220,752) $    779,248
 Issuance of common
  stock.................    409,440    4,095     410,905                                   415,000
 Net loss...............                                                  (1,045,963)   (1,045,963)
                         ---------- -------- -----------  -----------   ------------  ------------
Balance at December 31,
 1997................... 16,409,440  164,095   1,250,905          --      (1,266,715)      148,285
 Sale of common stock
  and stock purchase
  warrants..............  4,918,336   49,183   4,604,527                                 4,653,710
 Net loss...............                                                  (2,576,709)   (2,576,709)
                         ---------- -------- -----------  -----------   ------------  ------------
Balance at December 31,
 1998................... 21,327,776  213,278   5,855,432          --      (3,843,424)    2,225,286
 Sale of common stock...  1,875,416   18,754   1,999,322                                 2,018,076
 Issuance of common
  stock upon exercise of
  warrants..............    483,992    4,840      (4,235)                                      605
 Non-cash capital
  contribution by
  principal shareholders
  in connection with
  settlement
  agreements............                         148,572                                   148,572
 Issuance of warrants to
  purchase common stock
  in connection with
  settlement
  agreements............                         148,738                                   148,738
 Deferred non-cash
  employee
  compensation..........                       7,799,298   (7,799,298)                         --
 Amortization of non-
  cash deferred employee
  compensation..........                                      731,765                      731,765
 Beneficial conversion
  feature and accretion
  of redemption value of
  redeemable convertible
  preferred stock.......                     (10,463,472)                              (10,463,472)
 Net loss...............                                                 (11,468,288)  (11,468,288)
                         ---------- -------- -----------  -----------   ------------  ------------
Balance at December 31,
 1999................... 23,687,184 $236,872 $ 5,483,655  $(7,067,533)  $(15,311,712) $(16,658,718)
                         ========== ======== ===========  ===========   ============  ============


                            See accompanying notes.

                                GOAMERICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Year ended December 31
                                         --------------------------------------
                                            1997         1998          1999
                                         -----------  -----------  ------------
Operating activities
Net loss...............................  $(1,045,963) $(2,576,709) $(11,468,288)
Adjustments to reconcile net loss to
 net cash used in operating activities:
 Depreciation and amortization.........       32,384      123,616       275,067
 Provision for losses on accounts
  receivable...........................        5,000       15,000       215,297
 Non-cash employee compensation........                                 731,765
 Non-cash settlement costs.............                                 297,310
 Non-cash rent expense.................                                 139,274
 Changes in operating assets and
  liabilities:
 Increase in accounts receivable.......      (10,492)    (199,651)     (558,141)
 Increase in merchandise inventories...       (6,420)      (3,202)     (523,085)
 (Increase) decrease in prepaid
  expenses and other assets............       59,319      (78,316)     (432,601)
 Increase (decrease) in accounts
  payable..............................       80,817      (20,125)    3,672,332
 Increase (decrease) in accrued
  expenses.............................       82,501      510,303       856,130
 Increase in deferred income...........                    14,508        49,792
                                         -----------  -----------  ------------
Net cash used in operating activities..     (802,854)  (2,214,576)   (6,745,148)
Investing activities
Purchase of property, equipment and
 leasehold improvements................     (179,877)    (297,769)     (387,116)
Acquisition of DTS assets..............                  (200,000)
Investment in DataRover Mobile Systems,
 Inc...................................                                (255,700)
                                         -----------  -----------  ------------
Net cash used in investing activities..     (179,877)    (497,769)    (642,816)
Financing activities
Proceeds from sale of common stock and
 stock purchase warrants...............      415,000    4,653,710     2,018,681
Proceeds from sale of preferred stock..                              10,291,851
Deferred financing costs...............                                (510,748)
Payments made on capital lease
 obligations...........................                                 (28,981)
                                         -----------  -----------  ------------
Net cash provided by financing
 activities............................      415,000    4,653,710    11,770,803
                                         -----------  -----------  ------------
Increase (decrease) in cash and cash
 equivalents...........................     (567,731)   1,941,365     4,382,839
Cash and cash equivalents at beginning
 of period.............................      587,320       19,589     1,960,954
                                         -----------  -----------  ------------
Cash and cash equivalents at end of
 period................................  $    19,589  $ 1,960,954  $  6,343,793
                                         ===========  ===========  ============


                            See accompanying notes.

                                GOAMERICA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           December 31, 1997, December 31, 1998 and December 31, 1999
1. Description of Business

   GoAmerica, Inc. (the "Company") offers wireless access to the internet and corporate intranet systems to customers located in the United States. The Company has formed strategic relationships with wireless carriers, software providers, and hardware manufacturers who provide the mobile computer user wireless communications, services and devices that complement the Company's services. The Company also distributes wireless communication devices, principally to customers of its wireless services.

   The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technology. Although management believes its services are transferable to emerging technologies, rapid changes in technology could have an adverse financial impact on the Company.

   The Company is highly dependent on third-party providers for wireless communication services.

   On December 31, 1999, the stockholders of GoAmerica Communications Corp., the predecessor to GoAmerica, Inc., exchanged all of the outstanding common and Series A Preferred shares of GoAmerica Communications Corp. for the same number of shares of similar securities of GoAmerica, Inc., and as a result, GoAmerica Communications Corp. became a wholly-owned subsidiary of GoAmerica, Inc. All outstanding options and warrants of GoAmerica Communications Corp. were exchanged into similar securities of GoAmerica, Inc. Prior to December 31, 1999, GoAmerica, Inc. had no operations, assets or liabilities. This corporate reorganization was accounted for as an exchange of shares between entities under common control and no changes were made to the historical cost basis of GoAmerica Communications Corp.'s net assets.

   In December 1999, the Company Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's common stock.

 Basis of Consolidation

   As noted above, GoAmerica Communications Corp. became a wholly-owned subsidiary of GoAmerica, Inc. effective December 31, 1999. The accompanying consolidated financial statements reflect the results of operations of GoAmerica Communications Corp. through December 31, 1999. All significant intercompany balances and transactions are eliminated in consolidation.

2. Significant Accounting Policies

 Cash Equivalents

   Cash equivalents consist of highly liquid investments with a maturity of three month or less when purchased.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of certain expenses during the reporting periods. Actual results could differ from those estimates.

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999

 Merchandise Inventories

   Merchandise inventories, principally wireless devices, are stated at the lower of cost (first-in, first-out) basis or market. The inventory of the Company is subject to rapid technological changes which could have an adverse impact on its realization in future periods. In addition, there are a limited number of suppliers of the Company's inventory.

 Property, Equipment and Leasehold Improvements

   Property, equipment and leasehold improvements are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

 Investment in DataRover Mobile Systems, Inc.

   The investment in DataRover Mobile Systems, Inc. ("DataRover") consists of the Company's investment in Series B Preferred Stock of DataRover, a private company engaged in the hand-held mobile computing business. The investment is accounted for on a cost basis as the Company's ownership is less than 5% of the total outstanding shares of DataRover at December 31, 1999; the Company does not exercise significant influence over DataRover; and the DataRover stock does not have a readily determinable fair value.

 Deferred Costs

   As of December 31, 1999, external costs directly attributable to the planned initial public offering of GoAmerica, Inc. shares have been deferred. These costs will be charged against the Company's additional paid- in-capital in connection with the consummation of its initial public offering.

 Revenue and Deferred Revenue

   The Company derives subscriber revenue from the provision of wireless communication services. Subscriber revenue consists of monthly charges for access and usage and is recognized as the service is provided. Also included in subscriber revenue are one-time non-refundable activation fees. To the extent such fees exceed the related costs, they are deferred and recognized ratably over the life of the related service contracts generally six months or twelve months. Equipment revenue is recognized upon shipment. Consulting revenue, included in other revenue, is recognized as the related services are provided.

 Cost of Revenues

   Cost of subscriber revenue consists principally of airtime costs. Cost of equipment revenue consists of the cost of equipment sold.

 Income Taxes

   Deferred income taxes are determined using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Advertising Costs

   Advertising costs are expensed as incurred. During 1997, 1998 and 1999, advertising expense was approximately $68,000, $203,000 and $1,081,000, respectively.

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999

 Research and Development Costs

   Research and development costs are expensed as incurred. During 1998 and 1999, research and development costs totaled approximately $155,000 and $465,000, respectively. The Company did not incur research and development costs during 1997.

 Stock-Based Employee Compensation

   The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", using an intrinsic value approach to measure compensation expense, if any. Appropriate disclosures using a fair value based method, as provided by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), are also reflected in the accompanying notes to the financial statements. Options issued to non-employees are accounted for in accordance with SFAS 123, using a fair value approach.

 Net Loss Available for Common Stockholders

   Net loss available for common stockholders represents net loss reduced by accretion of the redeemable preferred stock to redemption value and an amount representing beneficial conversion features on preferred stock.

 Stock Splits

   On April 15, 1998, the Company's Board of Directors declared a 2000 for 1 stock split. Additionally, on February 23, 2000, the Company's Board of Directors approved an amendment to the Company's certificate of incorporation to increase the number of common shares authorized from 45,000,000 to 100,000,000. On that same date, the Company's Board of Directors declared an eight for one stock split to become effective upon the filing of the amendment to the certificate of incorporation. All share and per share data included in the financial statements have been retroactively adjusted to reflect the stock splits, and the amendment to the certificate of incorporation.

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. The Company maintains a significant portion of its cash and cash equivalents with a major regional bank. The Company performs periodic credit evaluations of its customers but generally does not require collateral.

 Fair Value of Financial Instruments

   The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and Series A redeemable convertible preferred stock approximate their fair values.

 Segment Information

   In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the way that a

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999

public enterprise reports information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company operates in a single segment. The chief operating decision maker allocates resources and assesses the performance associated with wireless services and equipment sales on a single segment basis.

 Software Development Costs

   In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP is effective for fiscal years beginning after December 15, 1998. The Company has adopted the provisions of SOP 98-1 as of January 1, 1999, with no material effect.

   All projects are being amortized over their estimated useful lives, which has been determined by management to be three years. Amortization on the projects begins when the software is ready for its intended use.

 Start-Up Activities

   In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company expensed these costs as incurred, the adoption of this standard as of January 1, 1999 had no impact on the Company's results of operations, financial position or cash flows.

 Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivatives and Hedging Activities ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. As the Company does not currently intend to engage in derivatives or hedging transactions, the Company does not anticipate any effect on its results of operations, financial position or cash flows upon the adoption of SFAS 133.

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999

3. Property, Equipment and Leasehold Improvements

   Property, equipment and leasehold improvements consists of the following:

                                                              December 31,
                                                          ---------------------
                                                            1998        1999
                                                          ---------  ----------
   Furniture, fixtures and equipment..................... $ 197,573  $  328,142
   Computer equipment and software.......................   589,142   1,018,443
   Leasehold improvements................................    17,415      31,502
                                                          ---------  ----------
                                                            804,130   1,378,087
   Less accumulated depreciation and amortization........  (160,438)   (418,844)
                                                          ---------  ----------
                                                          $ 643,692  $  959,243
                                                          =========  ==========

   At December 31, 1999, the Company leased equipment with a cost basis of $186,841 which is included in computer equipment and software. Accumulated amortization on leased equipment was $1,062.

4. Supplemental Balance Sheet Information

   The following table summarizes the activity in the allowance for doubtful accounts for the years ended December 31, 1997, 1998 and 1999:

                                                              December 31
                                                        -----------------------
                                                         1997   1998     1999
                                                        ------ ------- --------
   Balance, beginning of period........................ $  --  $ 5,000 $ 20,000
   Provision charged to operations.....................  5,000  15,000  215,000
   Amounts written off.................................    --      --   160,000
                                                        ------ ------- --------
   Balance, end of period.............................. $5,000 $20,000 $ 75,000
                                                        ====== ======= ========

   Accrued expenses consisted of the following:

                                                               December 31,
                                                            -------------------
                                                              1998      1999
                                                            -------- ----------
   Inventory purchases..................................... $179,454 $   85,025
   Employee compensation...................................  120,909    213,750
   Professional fees.......................................  118,897    233,007
   Equipment and leasehold improvement purchases...........      --     125,000
   Accrued legal settlement................................      --      80,000
   Marketing expenses......................................      --     400,000
   Carrier services........................................      --     164,134
   Sales and use taxes.....................................   46,581     45,098
   Other...................................................  138,965    114,922
                                                            -------- ----------
                                                            $604,806 $1,460,936
                                                            ======== ==========

5. Commitments and Contingencies

   The Company leases office facilities under an operating lease which expires in 2007. The Company has the option to renew the lease for an additional five year period.

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999
   On December 15, 1999, the Company entered into a facilities maintenance agreement for a new network operating center. This agreement obligates the Company to make aggregate payments of approximately $1,607,000 through 2004.

   Future minimum payments to be made pursuant to noncancelable operating leases with initial or remaining terms of one year or more as well as the minimum payments to be made under the facilities maintenance agreement are as follows:

     2000............................................................ $  931,000
     2001............................................................    852,000
     2002............................................................    857,000
     2003............................................................    686,000
     2004............................................................    440,000
     Thereafter......................................................  1,088,000

   During 1997, 1998 and 1999 total rent expense was approximately $44,000, $60,000 and $287,000, respectively.

   At December 31, the Company has accrued approximately $139,000 representing the difference between the actual rental payments due under the lease and the rent expense recorded on a straight line basis. This amount is included in other liabilities.

   On December 31, 1999, the Company entered into employment agreements with certain of its key executives which provide for fixed compensation and bonuses based upon the Company's operating results, as defined. These agreements generally continue until terminated by the employee or the Company and, under certain circumstances, provide for salary continuance for a specified period. The Company's maximum aggregate liability under the agreements, if all employees were terminated by the Company, is approximately $1,875,000 at the inception of the agreements.

   During 1999, the Company became a defendant in litigation involving its use of certain computer software. On April 22, 1999, the Company entered into an agreement under which it will pay $170,000 during 1999 and 2000 to settle all claims. The Company recorded a charge to operating results as a result of the settlement during 1999.

6. Data Transmission Services, Inc.

   In July 1998, the Company acquired certain assets and liabilities of a segment of Data Transmission Services, Inc. ("DTS"), known as ZAP.IT, for approximately $200,000 which was allocated to the acquired assets and liabilities based on their respective estimated fair values.

   The following unaudited pro forma summary presents the combined results of operations as if the acquisition described above had occurred as of January 1, 1997, and does not purport to be indicative of the results that would have occurred had the transaction been completed as of that date or of results that may occur in the future.

                                                         1997         1998
                                                      -----------  -----------
   Net revenues...................................... $   303,201  $   889,122
   Net loss.......................................... $(3,082,859) $(3,902,552)
   Net loss per share--basic......................... $     (0.19) $     (0.21)
   Net loss per share--diluted....................... $     (0.19) $     (0.21)

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999

7. Benefit Plan

   The Company has established a defined contribution plan under Section 401(k) of the Internal Revenue Code which provides for voluntary employee contributions of up to 15 percent of compensation for employees meeting certain eligibility requirements. The Company does not contribute to the plan.

8. Series A Redeemable Convertible Preferred Stock

   On June 25, 1999, the Company sold 7,500 shares of Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock") to various investors at a purchase price of $1,000 per share, the estimated fair value at such date, resulting in net proceeds of approximately $7,335,000. On August 30, 1999, the Company sold an additional 2,500 shares of Series A Preferred Stock to various investors at a purchase price of $1,000 per share, the estimated fair value at such date, resulting in net proceeds of approximately $2,457,000. During November 1999, the Company sold an additional 500 shares of Series A Preferred Stock. The purchase price of such shares was $1,000 per share, resulting in net proceeds of $500,000. The Company recorded an adjustment to net loss applicable to common stockholders of approximately $500,000 relating to the beneficial conversion feature inherent in the November 1999 issuance. This amount was determined based upon the excess of the estimated fair value of the Company's common stock into which the Series A Preferred Stock was immediately convertible less the initial conversion price of $1.31 per share and in accordance with EITF No. 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios limited to the amount of proceeds received for the 500 shares of Series A Preferred Stock.

   Each share of Series A Preferred Stock has a liquidation value of $1,000 per share and is convertible into shares of common stock at an initial conversion price of $1.31 per share, subject to adjustments, under certain circumstances. Potential adjustments to the initial conversion price would result principally from the issuance or sale of certain equity instruments, as defined, at less than the initial conversion price per share by the Company prior to the date of such conversions. In addition, the initial conversion price is subject to adjustment in the event of a change in control of the Company, as defined. On December 9, 1999, the Company's Board of Directors adopted a resolution which provides for the conversion of the Series A Preferred into common stock upon the consummation of the Company's initial public offering. To the extent not previously converted, upon the five year anniversary of the issuance of the Series A Preferred Stock, a stockholder may request the Company to redeem any or all shares of Series A Preferred Stock held at their then fair market value, as defined.

   The Series A Preferred Stock pay no dividends; however, such stockholders are entitled to participate in the event dividends are paid to the holders of the Company's common stock.

   The holders of the Series A Preferred Stock vote together with all other classes of stock on all actions taken by the stockholders of the Company as a single class. Each holder of Series A Preferred Stock is entitled to that number of votes such holder would be entitled to if the holder had converted the shares of Series A Preferred Stock into shares of common stock.

   The holders of the Series A Preferred Stock have registration rights under an agreement dated June 25, 1999 which provides for the registration of common stock held by such stockholders within the periods specified by such agreements.

   The holders of the Series A Preferred Stock have anti-dilution rights granted pursuant to an agreement dated August 30, 1999 which allows such stockholders to purchase additional securities of the Company upon the issuance or sale of certain equity instruments, as defined.

                                GOAMERICA, INC.

          December 31, 1997, December 31, 1998 and December 31, 1999

9. Stockholders' Equity

   In connection with the sale of certain equity securities, the Company entered into agreements with such stockholders which provided certain rights, including the right to purchase additional equity securities to maintain their respective proportionate ownership in the event of subsequent equity issuances by the Company and certain registration rights in the event the Company was to complete a qualified initial public offering, as defined. In connection with the reorganization described in Note 1 above, the stockholders have agreed to waive certain of these rights through June 30, 2000.

   During 1998, in conjunction with the sale of its common stock, the Company issued to the purchasers of such common stock warrants to purchase an aggregate of 891,792 shares of the Company's common stock. Exercise prices under the warrants range from $1.23 per share to $1.93 per share. The warrants were exercisable at the date of issue and expire at various dates through January 2003. As of December 31, 1999, all of these warrants remain outstanding.

   In connection with certain equity financings during 1998, two of the Company's principal shareholders issued to an existing investor in the Company, warrants to purchase 408,160 currently outstanding shares of the Company's common stock owned by the principal shareholders at an exercise price of $.92 per share. Such warrants were exercisable at the date of grant and expire on February 6, 2003.

   During May 1999, the Company issued to certain stockholders warrants to purchase 113,976 shares of the Company's common stock at a price of $.00125 per share. These warrants were issued to settle the Company's obligations based upon claims by certain stockholders arising from the sale of certain common stock. Also, as part of this settlement, two of the Company's principal stockholders issued options to purchase 113,848 currently outstanding shares of the Company's common stock owned by the principal stockholders at an exercise price of $.00125 per share. As a result of these agreements and the related warrant and option issuances by both the Company and the principal stockholders, the Company recorded a non-cash charge of $297,310 based on the estimated fair value of the warrants and options on the date of issuance. Such fair value was determined to equal the fair value of the underlying common stock. The options issued by the principal stockholders have been accounted for as a capital contribution.

   In connection with the issuance of certain shares of its common stock during 1998, the Company agreed to issue additional shares in the event certain subscriber levels were not achieved. To satisfy its obligation, in May 1999, the Company issued warrants to purchase 435,024 shares of its common stock at a price of $.00125 per share.

   The warrants and options described in the two immediately preceding paragraphs were exercisable at the date of grant and expire five years from the date of grant. As of December 31, 1999, 65,008 of these warrants remain outstanding.

   During the fourth quarter of 1999, the Company sold an additional 1,871,008 shares of its common stock to certain existing common stockholders in connection with the exercise of anti-dilution rights granted to them upon their initial purchase of common stock. The net proceeds to the Company were approximately $1,882,255

   In December 1999, the Company's Board of Directors adopted the Employee Stock Purchase Plan to be effective upon completion of the Company's initial public offering of its common stock. The Company initially reserved 4,000,000 shares of common stock for issuance under the plan.

   As of December 31, 1999, the Company had reserved shares of common stock for issuance as follows:

   Exercise of common stock options................................... 6,716,000
   Exercise of common stock purchase warrants......................... 1,276,800
   Employee stock purchase plan....................................... 4,000,000
   Conversion of Series A preferred stock............................. 8,038,304

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999
10. Stock Option Plans and Other Stock-Based Compensation

   On August 3, 1999, the Company adopted the GoAmerica Communications Corp. 1999 Stock Option Plan. This plan provided for the granting of awards to purchase shares of common stock. No further options will be made under the GoAmerica Communications Corp. 1999 Stock Option Plan.

   In December 1999, the Company's Board of Directors adopted the GoAmerica, Inc. 1999 Stock Plan (the "Plan") as a successor plan to the GoAmerica Communications Corp. 1999 Stock Option Plan, pursuant to which 4,800,000 additional shares of the Company's common stock have been reserved for issuance to selected employees, non-employee directors and consultants.

   Under the terms of the Plan, a committee of the Company's Board of Directors may grant options to purchase shares of the Company's common stock to employees and consultants of the Company at such prices as may be determined by the committee. The Plan provides for award grants in the form of incentive stock options and non-qualified stock options. Options granted under the Plan generally vest annually over 4 years and expire after 10 years.

   The following table summarizes activity on a combined basis for the plans during 1999:

                                                                       Weighted-
                                                                        Average
                                                             Number of Exercise
                                                              Options    Price
                                                             --------- ---------
   Outstanding at January 1, 1999...........................       --    $--
   Granted.................................................. 2,440,008    .92
   Cancelled................................................       --     --
                                                             ---------   ----
   Outstanding at December 31, 1999......................... 2,440,008    .92
                                                             =========   ====
   Exercisable at December 31, 1999.........................   856,000    .95
                                                             =========   ====

   The following table summarizes information about fixed price stock options outstanding at December 31, 1999:

                                Outstanding            Exercisable
                           --------------------- ------------------------
                            Weighted-
                             Average   Weighted-     Number     Weighted-
      Range of    Number    Remaining   Average  Exercisable at  Average
      Exercise      of     Contractual Exercise   December 31,  Exercise
       Prices     Shares      Life       Price        1999        Price
      --------   --------- ----------- --------- -------------- ---------
        $.25       160,000  9.6 years    $ .25          --        $ --
         .56     1,096,000  8.9 years      .56      480,000         .56
     1.06--1.56  1,024,008  9.7 years     1.21      256,000        1.09
     1.91--2.44    160,000  9.6 years     2.24      120,000        2.18

   For certain options granted during 1999, the Company has recorded pursuant to APB No. 25 approximately $7,799,000 of deferred compensation expense representing the difference between the exercise price thereof and the market value of the common stock as of the date of grant. This compensation expense is amortized over the vesting period of each option granted. Amortization of deferred compensation under the Plan amounted to approximately $732,000 during the year ended December 31, 1999.

   During 1996, the Company granted an employee a warrant to purchase up to 320,000 shares of the Company's common stock at $.44 per share, an amount in excess of the estimated fair value at the date of grant. The warrant was exercisable on the date of grant and expires in October 2008. No compensation expense

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999 would have been recognized had the Company elected to account for such grant under SFAS No. 123 as the fair value of this warrant at the date of grant estimated using the minimum value method option pricing model was $0. As of December 31, 1999, all of this warrant remains outstanding.

   The following table discloses, for the year ended December 31, 1999, the number of options granted, the weighted-average fair values and the weighted-average exercise prices for those options with exercise prices greater than, equal to or less than the market price of the common stock on the date of grant.

                                                         Number
                                                           of     Fair  Exercise
                                                         Options  Value  Price
                                                        --------- ----- --------
   Exercise price greater than market price............   160,000 $0.00  $2.24
   Exercise price equals market price..................   288,000  0.22   1.31
   Exercise price less than market price............... 1,992,008  4.04   0.76

   Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the minimum value method option pricing model with the following assumptions for 1999: weighted-average risk-free interest rate of 6.11%; no dividends; and a weighted-average expected life of the options of 3 years. There were no options granted prior to August 1999.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                 Year ended
                                                              December 31, 1999
                                                              -----------------
   Pro forma net loss applicable to common stockholders......   $(22,044,352)
   Pro forma loss per share--basic ..........................   $      (1.02)
   Pro forma loss per share--diluted ........................   $      (1.00)

   The pro forma information above is not likely to be representative of the effects on reported net loss for future years as options are generally granted each year and vest over several years.

11. Income Taxes

   Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                            December 31,
                                                       -----------------------
                                                          1998         1999
                                                       -----------  ----------
   Deferred tax assets:
    Net operating loss carryforward................... $ 1,542,000   6,087,000
   Less valuation allowance...........................  (1,536,000) (6,071,000)
                                                       -----------  ----------
   Deferred tax asset.................................       6,000      16,000
   Deferred tax liabilities:
    Property, equipment and leasehold improvements....       6,000      16,000
                                                       -----------  ----------
   Net deferred tax asset............................. $       --   $      --
                                                       ===========  ==========

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999


   A reconciliation setting forth the differences between the effective tax rate of the Company and the U.S. statutory rate is as follows:

                                                     December 31,
                                           ----------------------------------
                                             1997        1998        1999
                                           ---------  ----------  -----------
   Statutory federal income tax (benefit)
    at 34%................................ $(355,000) $ (876,000) $(3,855,000)
   State income tax (benefit), net of
    federal benefit.......................   (62,000)   (155,000)    (680,000)
   Increase in valuation allowance........   417,000   1,031,000    4,535,000
                                           ---------  ----------  -----------
   Total.................................. $     --   $      --   $       --
                                           =========  ==========  ===========

   At December 31, 1999, the Company has a federal and state net operating loss ("NOL") carryforward of approximately $15.2 million. The federal NOL carryforwards expire from 2011 to 2019. The Tax Reform Act of 1986 enacted a complex set of rules limiting the potential utilization of net operating loss and tax credit carryforwards in periods following a corporate "ownership change". In general, for federal income tax purposes, an ownership change is deemed to occur if the percentage of stock of a loss corporation owned (actually, constructively and, in some cases, deemed) by one or more "5% shareholders" has increased by more than 50 percentage points over the lowest percentage of such stock owned during a three-year testing period. During 1999, such a change in ownership occurred. As a result of the change, the Company's ability to utilize certain of its net operating loss carryforwards will be limited to approximately $1,400,000 of taxable income, per year.

12. Earnings (Loss) Per share

   The Company computes net loss per share under the provisions of SFAS No. 128, "Earnings per Share" (SFAS 128), and SEC Staff Accounting Bulletin No. 98 (SAB 98).

   Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted-average number of shares of Common Stock outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Basic earnings per share is computed by dividing income or loss applicable to common stockholders by the weighted-average number of shares of Common Stock outstanding during this period. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and assuming conversion of the Company's Series A Preferred Stock. In addition, income or loss is adjusted for dividends and other transactions relating to preferred shares for which conversion is assumed. The weighted average number of shares utilized in arriving at diluted earnings per share for all periods presented reflect an adjustment for the 435,024 shares of common stock issuable pursuant to warrants as described in Note 9 above which were issued for nominal consideration. As the Company had a net loss, the impact of the assumed exercise of the stock options, warrants and the assumed preferred stock conversion is anti-dilutive and as such, these amounts (except for warrants as described in Note 9 issued for nominal consideration) have been excluded from the calculation of diluted earnings per share.

13. Unaudited Pro Forma Financial Information

   The unaudited pro forma net loss per share assumes the conversion of the Series A Preferred Stock to Common Stock, at a conversion price of $1.31. as if it had been converted as the date of issuance , event though the results is anti-dilutive.

                                GOAMERICA, INC.

           December 31, 1997, December 31, 1998 and December 31, 1999

   The following tables present the calculation of basic and diluted net loss per share and pro forma net loss per share for the year ended December 31, 1999:

                                                        Denominator
                                         Numerator      (Weighted-
                                         (Net Loss)   Average Shares) Per Share
                                        ------------  --------------- ---------
   Basic net loss per common share..... $(21,931,760)   21,590,259     $(1.02)
   Beneficial conversion feature and
    accretion of redemption value of
    mandatorily redeemable convertible
    preferred stock....................   10,463,472           --         --
   Assumed conversion of shares of
    mandatorily redeemable convertible
    preferred stock into shares of
    common stock at issuance...........          --      3,667,301        --
                                        ------------    ----------     ------
   Pro forma basic net loss per common
    share.............................. $(11,468,288)   25,257,560     $(0.45)
                                        ============    ==========     ======
   Diluted net loss per common share... $(21,931,760)   22,025,283     $(1.00)
   Beneficial conversion feature and
    accretion of redemption value of
    mandatorily redeemable convertible
    preferred stock....................   10,463,472           --         --
   Assumed conversion of shares of
    mandatorily redeemable convertible
    preferred stock into shares of
    common stock at issuance...........          --      3,667,301        --
                                        ------------    ----------     ------
   Pro forma diluted net loss per
    common share....................... $(11,468,288)   25,692,584     $(0.45)
                                        ============    ==========     ======

   The unaudited pro forma stockholders' equity presented on the balance sheet, assumes the conversion of the Series A Preferred Stock outstanding as of December 31, 1999 and the conversion of the Series B Preferred Stock issued in January 2000.

14. Subsequent Events

 Sales and Other Issuances of Additional Equity Securities

   In January 2000, the Company entered into a definitive stock purchase agreement to issue and sell 648,057 shares of its newly designated Series B redeemable convertible preferred stock ("Series B Preferred Stock") for aggregate net proceeds of approximately $25,190,000. Each share of the Series B Preferred Stock has a liquidation value of $40.12 per share and is convertible at any time at the option of the holder into eight shares of common stock, subject to adjustments, under certain circumstances. The Series B Preferred Stock is subject to automatic conversion upon the completion by the Company of a qualified initial public offering, as defined, of its common stock. To the extent not converted, commencing August 30, 2004 a holder of Series B Preferred Stock may require the Company to redeem any or all of the shares of Series B Preferred Stock held at their then fair market value, as defined. The Series B Preferred Stock pays no dividends; however, such stockholders are entitled to participate in the event dividends are paid on the Company's common and preferred stock. The Series B Preferred Stock has voting and registration rights similar to those of the Company's Series A Preferred Stock. In connection with the sale of the Series B Preferred Stock, the Company will pay to its financial advisors certain cash consideration and issue approximately 226,816 shares of its common stock. Based on the beneficial conversion terms of the Series B Preferred Stock, assuming an initial public offering price of $15.00 per share the Company will record an adjustment to net loss applicable to common stockholders for approximately $22 million at the date of issuance which will be accounted for as a beneficial conversion in accordance with EITF 98-5.

   During January 2000, the Company granted a total of 848,000 additional stock options at an exercise price of $5.02 per share. In connection with these grants, assuming an initial public offering price of $15.00 per share, the Company would record a non-cash compensation charge of approximately $8,457,000, of which approximately $4,405,000 would be incurred in the first quarter of 2000.

   During the period from February 1, 2000 through March 17, 2000 the Company granted a total of 711,400 additional stock options to purchase common stock at an exercise price of $15.00 per share.

                          INDEPENDENT AUDITOR'S REPORT

To the Management of
GoAmerica Communications Corporation
Hackensack, New Jersey

   I have audited the accompanying statements of operations from business segment and cash flows from business segment of ZAP.IT for the period beginning January 1, 1998 and ended July 14, 1998. These business segment financial statements are the responsibility of ZAP.IT's management. My responsibility is to express an opinion on these business segment financial statements based on my audit.

   I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the business segment financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the business segment financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall business segment financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

   In my opinion, the business segment financial statements present fairly, in all material respects, the results of operations and cash flows of ZAP.IT for the period beginning January 1, 1998 and ended July 14, 1998, in conformity with generally accepted accounting principles.

   The accompanying business segment financial statements have been prepared from the separate records maintained by the business segment and may not necessarily be indicative of the conditions that would have existed or the results of operations if the business segment had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from its affiliate for items applicable to the affiliate and its business segment as a whole.

   The business segment's affiliate entered into an agreement whereby substantially all the assets and liabilities of this business segment were sold to an independent third party.

                                           /s/ John D. Hilcher, CPA

Bloomfield, New Jersey
February 25, 2000

                                     ZAP.IT

                 STATEMENT OF OPERATIONS FROM BUSINESS SEGMENT

                                                       For the Period Beginning
                                                         January 1, 1998 and
                                                         Ended July 14, 1998
                                                       ------------------------
      Revenues........................................       $    62,467
      Expenses
       Cost of sales..................................           163,169
       Selling and administrative expenses............         1,039,936
       Depreciation and amortization..................            79,165
       Loss due to impairment of long-lived assets ...           158,649
                                                             -----------
          Total expenses..............................         1,440,919
                                                             -----------
      Net (Loss) From Business Segment................       $(1,378,452)
                                                             ===========



                       See notes to financial statements.

                                     ZAP.IT

                 STATEMENT OF CASH FLOWS FROM BUSINESS SEGMENT

                                                      For the Period Beginning
                                                        January 1, 1998 and
                                                         Ended July 14, 1998
                                                      ------------------------
Cash Flows from Operating Activities from
 Business Segment
  Net (loss) from business segment...................       $(1,378,452)
  Adjustments to reconcile net (loss) from
   business segment to net cash (used) by
   operating activities from business segment:
    Loss due to impairment of long-lived assets......           158,649
    Depreciation.....................................            79,165
    Allowance for doubtful accounts..................             4,000
    Loss due to prepaid asset write-off..............            61,992
    Loss due to inventory write-off..................            56,600
    Loss due to miscellaneous receivable write-off...             5,000
                                                            -----------
Net Cash (Used) By Operating Activities from
 Business Segment....................................        (1,013,046)
Cash Flows from Financing Activity from Business
 Segment
 Divisional advances.................................         1,013,046
                                                            -----------
Net Increase in Cash from Business Segment...........       $       --
                                                            ===========


                       See notes to financial statements.

                                     ZAP.IT

               Notes to Financial Statements of Business Segment

                               July 14, 1998

Note A--Nature of Activities and Organization

   ZAP.IT was a business segment of its affiliate, Data Transmission Services, Inc., offering wireless and E-mail services nationwide.

Note B--Summary of Significant Accounting Policies

   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

   Revenue Recognition. Revenue from sales, services and products are recognized when services are provided or products shipped.

   Property and Equipment. Property and equipment are stated at cost. Depreciation for financial reporting purposes is provided principally on the straight-line method based upon estimated useful lives. Repairs and maintenance are charged to expense as incurred.

   Impairment of Long-lived Assets. The business segment evaluated the recoverability of the carrying value of its property and equipment when events and circumstances indicated that the assets might be impaired and the total of future undiscounted cash flows were less than the carrying amount of the property and equipment. Such circumstances existed during the period ended July 14, 1998. Under the circumstances the future cash flows to be generated by the property and equipment was determined based upon the proceeds from the sale of such assets to a third party. As a result, the business segment recorded a $158,649 noncash charge to its Statement of Operations for the period ended July 14, 1998.

                                     ZAP.IT

                               July 14, 1998

Note C--Related Party Transactions

   The business segment financial statements have been prepared from the separate records maintained by the business segment and may not necessarily be indicative of the conditions that would have existed or the results of operations if the business segment had been operated as an unaffiliated company. Portions of selling, general and administrative expenses, which are principally comprised of employee salaries and office rental expenses, were allocated from Data Transmission Services, Inc. to ZAP.IT based upon ZAP.IT's proportionate level of sales revenue compared to that of Data Transmission Services, Inc. as a whole. Management believes such allocation methodology is reasonable and appropriate based upon the nature of such expenses.

Note D--Subsequent Event

   The business segment's affiliate, Data Transmission Services, Inc., closed on an asset purchase agreement on July 14, 1998, whereby the buyer, GoAmerica Communications, Corp., purchased certain defined assets and assumed certain defined liabilities of the business segment.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Prospective investors may rely only on the information contained in this pro-spectus. Neither GoAmerica, Inc. nor any underwriter has authorized anyone to provide prospective investors different or additional information. This pro-spectus is not an offer to sell nor is it seeking an offer to buy these securi-ties in any jurisdiction where the offer or sale is not permitted. The informa-tion contained in this prospectus is accurate only as of the date of the pro-spectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

  No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to in-form themselves about and to observe the restrictions of that jurisdiction re-lated to this offering and the distribution of this prospectus.

                             --------------------
                               TABLE OF CONTENTS
                             --------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Financial Data..................................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  27
Management...............................................................  39
Certain Transactions.....................................................  50
Principal Stockholders...................................................  51
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  57
Certain U.S. Tax Consequences to Non-U.S. Holders........................  58
Underwriting.............................................................  61
Legal Matters............................................................  64
Experts..................................................................  64
Where You Can Find More Information......................................  64
Index to Consolidated Financial Statements............................... F-1

  Until      , 2000 (25 days after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery re-quirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               10,000,000 Shares

                      [LOGO OF GOAMERICA/TM/ APPEARS HERE}

                                  Common Stock

                                ---------------

                                   PROSPECTUS

                                ---------------

                            Bear, Stearns & Co. Inc.

                                   Chase H&Q

                           U.S. Bancorp Piper Jaffray

                                 Wit SoundView

                                ---------------

                                 DLJdirect Inc.

                                         , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee. All the expenses below will be paid by GoAmerica.

              Item                                                   Amount
              ----                                                -------------
      Securities and Exchange Commission registration fee........ $   48,576.00
      NASD filing fee............................................     18,900.00
      Nasdaq National Market listing (entry) fee.................     30,000.00
      Blue Sky fees and expenses.................................      2,000.00
      Printing and engraving expenses............................    200,000.00
      Legal fees and expenses....................................    600,000.00
      Accounting fees and expenses...............................    400,000.00
      Transfer Agent and registrar fees..........................     15,000.00
      Miscellaneous..............................................     35,524.00
                                                                  -------------
        Total.................................................... $1,350,000.00
                                                                  =============

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our Certificate of Incorporation provides for indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 7(b) of the underwriting agreement contained in Exhibit 1.1 hereto, indemnifying our officers and directors against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

   GoAmerica Communications Corp. was incorporated in Delaware in 1996. In December 1999, GoAmerica, Inc. was incorporated in Delaware and each of the stockholders of GoAmerica Communications Corp. exchanged all their outstanding shares of common stock and preferred stock of that company for newly issued shares of GoAmerica, Inc. with equivalent rights and preferences. As a result, GoAmerica Communications Corp. became a wholly-owned subsidiary of GoAmerica, Inc. Each outstanding warrant and option to purchase shares of common stock of GoAmerica Communication Corp. are now convertible into shares of common stock of GoAmerica, Inc. All the contractual and other rights and obligations negotiated between the stockholders of GoAmerica Communications Corp. and GoAmerica Communications Corp. were transferred in their entirety to GoAmerica, Inc.

   Prior to this offering, we issued the following securities:

   Issuances of Capital Stock by GoAmerica Communications Corp.

   Preferred Stock:

  . from June 1999 through November 1999, 10,500 shares of Series A Preferred
    Stock were issued to eight (8) accredited investors for an aggregate purchase price of $10,500,000

   Common Stock:

  . in August 1996, an aggregate of 8,533,280 shares of common stock were issued to Aaron Dobrinsky, a founder of GoAmerica Communications Corp. for an aggregate purchase price of $533

  . in October 1996 an aggregate of 4,266,720 shares of common stock were issued to Joseph Korb, a founder of GoAmerica Communications Corp. for an aggregate purchase price of $267

  . in October 1996, an aggregate of 3,200,000 shares of common stock were issued to sixteen (16) accredited investors for an aggregate purchase price of $1,000,000

  . throughout 1997, an aggregate of 409,440 shares of common stock were issued to seven (7) accredited investors for an aggregate purchase price of $415,000

  . in January 1998 and March 1998, an aggregate of 632,080 shares of common stock were issued to ten (10) accredited investors for an aggregate purchase price of $268,513

  . in May 1998, an aggregate of 1,787,096 shares of common stock were issued to twenty six (26) accredited investors for an aggregate purchase price of $1,839,247

  . in June 1998, an aggregate of 390,312 shares of common stock were issued to seventeen (17) accredited investors for an aggregate purchase price of $434,466

  . in November 1998, an aggregate of 2,108,848 shares of common stock were issued to twenty three (23) accredited investors for an aggregate purchase price of $2,111,484

  . in September 1999, an aggregate of 16,200 shares of common stock were issued to two (2) shareholders upon the exercise of certain outstanding warrants

  . in September and November 1999, an aggregate of 1,875,416 shares of common stock were issued to twenty five (25) shareholders in connection with the exercise of certain outstanding pre-emptive rights for an aggregate purchase price of $2,018,076

  . in December 1999, an aggregate of 467,792 shares of common stock were issued to forty three (43) shareholders upon the exercise of certain outstanding warrants.

   Issuances of Options and Warrants by GoAmerica Communications Corp.

  . in August 1999, options to purchase an aggregate of 1,916,000 shares of common stock were granted to employees at a weighted average exercise price of $0.95

  . in 1996, warrants to purchase an aggregate of 320,000 shares of common stock were issued to one (1) employee at a weighted average exercise price of $0.44

  . in 1998, warrants to purchase an aggregate of 891,792 shares of common stock were issued to ten (10) shareholders at a weighted average exercise price of $1.52

  . in 1999, warrants to purchase an aggregate of 549,000 shares of common stock were issued to fifty three (53) shareholders at a weighted average exercise price of $0.00125

   Issuances of Capital Stock of GoAmerica, Inc.

  In December 1999, in connection with our reorganization and in consideration for all the outstanding shares of capital stock and warrants to purchase shares of GoAmerica Communications Corp. common stock, we issued the following securities:

  . 10,500 shares of our Series A Preferred Stock

  . 23,687,184 shares of our common stock

  . warrants to purchase an aggregate of 1,276,800 shares of our common stock

  . in addition, the outstanding options to purchase 1,916,000 shares of common stock of GoAmerica Communications Corp. became exercisable to purchase 1,916,000 shares of our common stock

   In addition, we issued the following securities:

   Preferred Stock:

  . in January 2000, prior to the filing of this prospectus, 648,057 shares of Series B Preferred Stock were issued to four (4) accredited institutional investors for an aggregate purchase price of $26,000,047

   Common Stock:

  . in January 2000, 226,816 shares of common stock were issued to two (2) private placement agents in consideration for their services related to the sale of our Series B Preferred Stock

  . in January and February 2000, 68,048 shares of common stock were issued to eleven (11) shareholders upon the exercise of certain outstanding warrants

   Options:

  . in December 1999, options to purchase an aggregate of 524,008 shares of common stock were issued to three (3) employees and four (4) directors at a weighted average exercise price of $1.00

  . in January 2000, options to purchase 848,000 shares of common stock were granted to seventeen (17) employees at a weighted average exercise price of $5.02

   We believe that the foregoing described issuances of securities, if they constitute sales, are exempt from registration under the Securities Act by virtue of the exemption provided by Section 4(2) thereof for transactions not involving a public offering or Rule 701 under the Securities Act as transactions made pursuant to a written compensatory plan or pursuant to a written contract relating to compensation. The sales of securities were made without the use of an underwriter and the certificates evidencing the shares bear a restrictive legend permitting the transfer thereof only upon registration of the shares or an exemption under the Securities Act. We believe that all recipients had adequate access to information about GoAmerica.

Item 16. Exhibits and Financial Statements

   (a) Exhibits

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
   1.1   Form of Underwriting Agreement.

   3.1   Certificate of Incorporation of GoAmerica, as amended.

   3.2   Bylaws of GoAmerica.

   5.1   Form of Opinion of Buchanan Ingersoll Professional Corporation.

  10.1   CDPD Value Added Reseller Agreement by and between GoAmerica and AT&T
         Wireless Data, Inc. dated May 6, 1997 as amended.+

  10.2   AirBridge Packet Service Agreement by and between GoAmerica and Bell
         Atlantic NYNEX Mobile, Inc. dated May 13, 1997, as amended.+

  10.3   Value Added Reseller Agreement by and between GoAmerica and BellSouth
         Wireless Data L.P. dated August 31, 1999.+

  10.4   Reseller Agreement for Messaging Services by and between GoAmerica and
         ARDIS Company dated August 25, 1999.+

  10.5 Form of Invention Assignment and Non-Disclosure Agreement by and between GoAmerica and its employees.

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------

  10.6 Form of Indemnification Agreement by and between GoAmerica and each of its directors and executive officers.

  10.7 Employment Agreement by and between GoAmerica and Aaron Dobrinsky dated as of December 31, 1999.

  10.8 Employment Agreement by and between GoAmerica and Joseph Korb dated as of December 31, 1999.

  10.9 Employment Agreement by and between GoAmerica and Francis Elenio dated as of December 31, 1999.

  10.10 Employment Agreement by and between GoAmerica and Jesse Odom dated as of December 31, 1999.

  10.11  GoAmerica Communications Corp. 1999 Stock Option Plan.

  10.12  GoAmerica, Inc. 1999 Stock Plan.

  10.13  GoAmerica, Inc. Employee Stock Purchase Plan.

  10.14  Lease Agreement by and between GoAmerica and Continental Investors,
         L.P. dated August 7, 1996, as amended.

  10.15  Facilities Maintenance Agreement by and between GoAmerica and Data
         General, a division of EMC Corporation, dated December 13, 1999.

  10.16  Registration Rights Agreement, dated October 15, 1996, by and between
         GoAmerica Communications Corp. and the Investors set forth therein.

  10.17  Registration Rights Agreement, dated June 25, 1999, by and between
         GoAmerica Communications Corp. and CIBC WMV Inc. and other investors.

  10.18  Registration Rights Agreement, dated January 28, 2000, by and between
         GoAmerica, Inc., Dell USA L.P., Carousel Capital Partners, L.P.,
         Forstmann Little & Co. Equity Partnership-VI, L.P. and Impact Venture
         Partners, L.P.

  21.1   List of subsidiaries of GoAmerica.

  23.1   Consent of Ernst & Young LLP.*

  23.2 Consent of Buchanan Ingersoll Professional Corporation (contained in the opinion filed as Exhibit 5 to the Registration Statement).

  23.3   Consent of John D. Hilcher CPA.*
  24     Powers of Attorney of certain officers and directors of GoAmerica
         (contained on the signature page of this Registration Statement).

  27.1   Financial Data Schedule.*

--------
* Filed herewith. All other exhibits were filed previously.
+ Confidential treatment has been requested for a portion of this exhibit.

   (b) Financial Statement Schedules

     None.

Item 17. Undertakings

   We hereby undertake that:

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of GoAmerica pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GoAmerica of expenses incurred or paid by a director, officer or controlling person of GoAmerica in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by GoAmerica pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) At the closing, specified in the underwriting agreement, we shall provide the underwriters certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hackensack, State of New Jersey, on the 29th day of March, 2000.

                                          GoAmerica, Inc.

                                                 /s/ Aaron Dobrinsky
                                          By: _________________________________
                                                      Aaron Dobrinsky
                                               President and Chief Executive
                                                          Officer

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                       Date
             ---------                           -----                       ----

        /s/ Aaron Dobrinsky         President and Chief Executive       March 29, 2000
 _________________________________  Officer and Director (Principal
          Aaron Dobrinsky           Executive Officer)

                 *                  Executive Vice President and        March 29, 2000
 _________________________________  Director
            Joseph Korb

        /s/ Francis Elenio          Chief Financial Officer,            March 29, 2000
 _________________________________  Treasurer and Secretary
          Francis Elenio            (Principal Financial and
                                    Accounting Officer)

                 *                  Director                            March 29, 2000
 _________________________________
         Robi Blumenstein

                 *                  Director                            March 29, 2000
 _________________________________
             Adam Dell

                 *                  Director                            March 29, 2000
 _________________________________
            Alan Docter

                 *                  Director                            March 29, 2000
 _________________________________
           Mark Kristoff

                 *                  Director                            March 29, 2000
 _________________________________
          Zachary Prensky

                 *                  Director                            March 29, 2000
 _________________________________
           Nelson Schwab

                 *                  Director                            March 29, 2000
 _________________________________
          Andrew Seybold

* By his signature set forth below, the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Amendment to the Registration Statement on behalf of the persons indicated.

By:
       /s/ Francis Elenio
-------------------------------------
  Francis Elenio (Attorney-in-fact)

                                 EXHIBIT INDEX

 Exhibit
 No.                             Description of Exhibit
 -------                         ----------------------
  1.1    Form of Underwriting Agreement.
  3.1    Certificate of Incorporation of GoAmerica, as amended.
  3.2    Bylaws of GoAmerica.
  5.1    Form of Opinion of Buchanan Ingersoll Professional Corporation.
 10.1    CDPD Value Added Reseller Agreement by and between GoAmerica and AT&T
         Wireless Data, Inc. dated May 6, 1997 as amended.+
 10.2    AirBridge Packet Service Agreement by and between GoAmerica and Bell
         Atlantic NYNEX Mobile, Inc. dated May 13, 1997, as amended.+
 10.3    Value Added Reseller Agreement by and between GoAmerica and BellSouth
         Wireless Data L.P. dated August 31, 1999.+
 10.4    Reseller Agreement for Messaging Services by and between GoAmerica and
         ARDIS Company dated August 25, 1999.+
 10.5    Form of Invention Assignment and Non-Disclosure Agreement by and
         between GoAmerica and its employees.
 10.6    Form of Indemnification Agreement by and between GoAmerica and each of its directors and executive officers.
 10.7    Employment Agreement by and between GoAmerica and Aaron Dobrinsky dated as of December 31, 1999.
 10.8    Employment Agreement by and between GoAmerica and Joseph Korb dated as of December 31, 1999.
 10.9    Employment Agreement by and between GoAmerica and Francis Elenio dated as of December 31, 1999.
 10.10   Employment Agreement by and between GoAmerica and Jesse Odom dated as of December 31, 1999.
 10.11   GoAmerica Communications Corp. 1999 Stock Option Plan.
 10.12   GoAmerica, Inc. 1999 Stock Plan.
 10.13   GoAmerica, Inc. Employee Stock Purchase Plan.
 10.14   Lease Agreement by and between GoAmerica and Continental Investors,
         L.P. dated August 7, 1996.
 10.15   Facilities Maintenance Agreement by and between GoAmerica and Data
         General, a division of EMC Corporation, dated December 13, 1999.
 10.16   Registration Rights Agreement, dated October 15, 1996, by and between
         GoAmerica Communications Corp. and the Investors set forth therein.
 10.17   Registration Rights Agreement, dated June 25, 1999, by and between
         GoAmerica Communications Corp. and CIBC WMV Inc. and other investors.
 10.18   Registration Rights Agreement, dated January 28, 2000, by and between
         GoAmerica, Inc., Dell USA L.P., Carousel Capital Partners, L.P.,
         Forstmann Little & Co. Equity Partnership-VI, L.P. and Impact Venture
         Partners, L.P.
 21.1    List of subsidiaries of GoAmerica.
 23.1    Consent of Ernst & Young LLP.*
 23.2    Consent of Buchanan Ingersoll Professional Corporation (contained in the opinion filed as Exhibit 5 to the Registration Statement).
 23.3    Consent of John D. Hilcher CPA.*
 24      Powers of Attorney of certain officers and directors of GoAmerica
         (contained on the signature page of this Registration Statement).
 27.1    Financial Data Schedule.*

--------
* Filed herewith. All other exhibits were filed previously.
+ Confidential treatment has been requested for a portion of this exhibit.